Consolidated balance sheet and income statement

December 31, 2008

SAFRAN

On February 17, 2009, the Supervisory Board authorised the publication of the adjusted financial data for fiscal year 2008 (Section 1) and the statutory consolidated financial statements of SAFRAN for the period January 1 to December 31, 2008, approved by the Management Board on February 17, 2009 (Section 2).

Contents

Foreword

In order to reflect the true economic performance of the Group and enable this performance to be monitored and compared with that of competitors, SAFRAN prepares, in addition to its statutory consolidated financial statements, an income statement and cash flow statement presenting adjusted data.

Readers are reminded that SAFRAN Group:

- is the result of the May 11, 2005 merger of the Sagem and Snecma groups accounted for in accordance with IFRS 3, *Business combinations*, in its statutory consolidated financial statements;
- records, as from July 1, 2005, all fair value gains and losses on currency derivatives in Financial income (loss), in accordance with the provisions of IAS 39 applicable to transactions not qualifying for hedge accounting (see Accounting policies, Note 2.3.3.9, Financial Assets).

As such, the financial information extracted from the SAFRAN Group statutory consolidated financial statements has been adjusted for:

- the accounting impact of charges to amortization on intangible assets relating to aircraft programs, revalued at the time of the Sagem-Snecma merger in accordance with IFRS 3, in order to cancel the one-off impact of the creation of SAFRAN Group,
- the accounting impact of application of hedge accounting to currency financial instruments, in order to better reflect the result of the overall foreign currency risk management policy of the Group.

The impact of these adjustments on the income statement aggregates is as follows:

December 31, 2008	Statutory consolidated statements	Hedge accounting		intangible assets depreciation and amortisation	Adjusted consolidated statements
(in € millions)		remeasurement of the revenue (1)	deferred hedge gain (loss) (2)	(3)	
Revenue	**10,281**	**48**	**-**	**-**	**10,329**
Other operating income / expense	**(9,678)**	**1**	**(15)**	**161**	**(9,531)**
Profit (loss) from operations	**603**	**49**	**(15)**	**161**	**798**
Net finance costs / income	**(716)**	**(49)**	**562**	**-**	**(203)**
Income from associates	**10**	-	-	-	**10**
Income tax expense	**142**	-	(188)	(55)	**(101)**
Profit (loss) for the period	**39**	**-**	**359**	**106**	**504**
Profit (loss) from discontinued operations	**(233)**	**-**	**-**	**-**	**(233)**
Minority interests	**(11)**	**-**	**(1)**	**(3)**	**(15)**
Parents	**(205)**	**-**	**358**	**103**	**256**

(1) Restatement of foreign-currency denominated revenue net of purchases (by currency) at the hedged rate, through the reclassification of gains and losses on hedges allocated to cash flows of the period.
(2) Gains and losses on hedges allocated to future cash flows (€545 million before tax), deferred in equity and impact of the inclusion of hedges in the valuation of provisions for losses to completion for €17 million.
(3) Cancellation of amortisation/impairment of intangible assets relating to the remeasurement of aircraft programs pursuant to application of IFRS 3 as of April 1, 2005.

The audit of the consolidated financial statements has been completed. Specific procedures and the review of subsequent events after February 17th, 2009 will be performed after the Supervisory Board's meeting on April 15th, 2009.
The reader is reminded that only the consolidated financial statements are audited by the Group's statutory auditors and that adjusted financial data is verified with respect to an overall reading of the information that will be provided in the 2008 Reference Document.

1 SAFRAN Group adjusted data

In order to monitor and compare the Group's economic performances, the consolidated income statement and consolidated statement of cash flow, presented respectively on pages 14 and 17 of the statutory consolidated financial statements are adjusted for:

- the accounting impact of charges to amortisation on intangible assets relating to aircraft programs, revalued at the time of the Sagem-Snecma merger in accordance with IFRS 3, in order to cancel the one-off impact of the creation of SAFRAN Group,
- the accounting impact of application of hedge accounting to currency financial instruments, in order to better reflect the result of the overall foreign currency risk management policy of the Group.

The adjusted data is unaudited.

1.1 Adjusted consolidated income statement

Communication sector businesses are classified in discontinued operations:

- the Broadband business was sold to The Gores Group in January 2008.
- the following decisions were taken in July 2008, with respect to the divestment of the Mobile Phones business:
  - sale of the ODM (Original Developer Manufacturer) business to Sofinnova Group, finalised in December 2008;
  - refocus of Fougères activities on the production of equipment and notably electronic equipment;
  - progressive reclassification of teams.

The Income statement and notes thereto were therefore adjusted for the impact of these classifications as of December 31, 2008 and as of December 31, 2007 for comparative purposes.

The Statement of cash flow for fiscal year 2008 was also adjusted for these classifications. The Statement of cash flow for fiscal year 2007 could not however be adjusted, as the necessary information concerning the Mobile Phones business was not available.

(in € millions)	*Notes*	**Dec. 31, 2007 Adjusted**	**Dec. 31, 2008 Adjusted**
Revenue	***1.4.1.***	**10,222**	**10,329**
Other income		67	127
Income from operations		**10,289**	**10,456**
Change in inventories of finished goods and work in progress		316	276
Capitalized production		277	298
Raw materials and consumables used	*1.4.2.*	(6,106)	(6,475)
Personnel costs		(3,032)	(3,133)
Taxes		(207)	(221)
Depreciation, amortisation and increase in provisions net of use	*1.4.3.*	(561)	(446)
Assets impairment	*1.4.4.*	(178)	(45)
Other operating income / expenses	*1.4.5.*	(11)	88
Profit (loss) from operations		**787**	**798**
Borrowing costs		(10)	(19)
Other finance costs / income		(44)	(184)
Net finance costs / income	***1.4.6.***	**(54)**	**(203)**
Income from associates		4	10
Profit (loss) before tax		**737**	**605**
Income tax expense	*1.4.7.*	(219)	(101)
Profit (loss) from continuing operations		**518**	**504**
Profit from discontinued operations		(97)	(233)
Profit (loss) after tax		**421**	**271**
Minority interests		(15)	(15)
Net profit (loss) for the period attribuable to equity holders of the parent		**406**	**256**
Basic earnings per share (in euro)		0.99	0.63

1.2 Adjusted consolidated statement of cash flow

(in € millions)		Dec 31, 2007 (*)	Dec 31, 2008
I. Cash flow from/(used in) operating activities			
Consolidated profit (loss) before tax		**630**	**330**
Tax paid		(212)	(257)
Income from associates (net of dividends received and of dividends from discontinued operations)		4	(4)
Depreciation and amortisation		357	379
Asset impairment		209	(5)
Provisions		178	171
Fair value of financial instruments and derivatives		(44)	(16)
Foreign exchange losses		-	3
Capital gains on asset disposals		7	(130)
Investment subsidies		(3)	(2)
Accrued interest		4	6
Other		22	25
Elimination of income from discontinued operations		(35)	308
Intercompany income from discontinued operations		(1)	-
Minority interests		15	15
Income and expenses not impacting cash flow		**709**	**754**
Net cash from operations before changes in working capital		**1,131**	**823**
Net change in inventories and work-in-progress		(421)	(337)
Net change in operating receivables and payables		318	230
Net change in other receivables and payables		(10)	18
Intercompany change in working capital from discontinued operations		(5)	(14)
Changes in working capital		**(118)**	**(103)**
	TOTAL I	**1,013**	**720**
II. Cash flow from/(used in) investing activities			
Purchases of intangible assets net of proceeds from disposals		(252)	(230)
Purchases of property, plant and equipment net of proceeds from disposals		(387)	(441)
Net proceeds from the sale of shares in other companies		(68)	(221)
Net proceeds from long-term investments		(26)	109
Other changes		-	-
Intercompany investing activities from discontinued operations		(1)	(5)
	TOTAL II	**(734)**	**(788)**
III. Cash flow from/(used in) financing activities			
Change in share capital		19	-
Acquisitions or disposals of treasury shares		-	(151)
Repayments of borrowings and long-term debt		(86)	(93)
Repayment of repayable advances		(57)	(31)
Issuance of new loans		24	136
Repayable advances received		41	112
Net change in short term borrowings		(97)	465
Intercompany financing activities from discontinued operations		(64)	133
Dividends paid to equity holders of the parent		(90)	(197)
Dividends paid to minority interests		(6)	(5)
	TOTAL III	**(316)**	**369**
Operating cash flows from discontinued operations	**TOTAL IV**	**95**	**(94)**
Investing cash flows from discontinued operations	**TOTAL V**	**(33)**	**(7)**
Financing cash flows from discontinued operations	**TOTAL VI**	**1**	**2**
VII. Effect of changes in foreign exchange rates	**TOTAL VII**	**(2)**	**(2)**
Increase/(Decrease) in net financial position	**I+II+III+IV+ V+VI+VII**	**24**	**200**
Opening net financial position		743	730
Closing net financial position		730	919
Decrease in net financial position		(13)	189
Closing net financial position from discontinued operations and assets for sales		37	11
Increase/(Decrease) in net financial position		**24**	**200**
of which cash flows from continuing operations		34	185
of which cash flows from discontinued operations		(8)	15
of which cash flows from assets for sales		(2)	-

* not restated for the Mobile Phones business held for sale

1.3 Adjusted segment information

The Group's operations are organized and managed according to the nature of the goods and services rendered, each sector corresponding to an independent branch representing a strategic activity offering a variety of goods in different markets.

Inter-branch sales are performed on an arm's length basis.

1.3.1 Business segments

1.3.1.1 Aerospace Propulsion branch

Within the Aerospace Propulsion branch, the Group designs, develops, produces and markets propulsion systems for commercial aircraft, military transport, training and combat aircraft, rocket engines, civil and military helicopters, tactical missiles and drones. This branch also includes maintenance, repair and overhaul (MRO) activities and the sale of spare parts.

1.3.1.2 Aircraft Equipment branch

The Group also specializes in mechanical, hydro-mechanical and electromechanical equipment, including landing gear, wheels, brakes and associated systems, thrust reversers and nacelles, composite material parts, engine control systems and associated equipment, transmission systems, wiring, electrical connection systems, ventilation systems and hydraulic filters. The branch also includes MRO activities and the sale of spare parts.

1.3.1.3 Defense Security branch

Within the Defense Security branch, the Group designs, develops, produces and markets Aircraft and Navigation systems (avionics, navigation instruments, etc), Optronic and Air-Land systems and Security systems (bankcards, identification and biometrics).

1.3.1.4 Communication branch

This entire branch was reclassified within discontinued operations as of December 31, 2008 and also as of December 31, 2007 for comparative purposes.

1.3.2 Adjusted segment information

Year ended December 31, 2007

(in € millions)	Aerospace propulsion branch	Aircraft equipment branch	Defense Security branch	Communication	**Total branches**	Holding/ Inter-branch eliminations	**Dec. 31, 2007**
External revenue	5,917	2,703	1,596	-	**10,216**	6	**10,222**
Inter-branch revenue	23	466	69	-	**558**	(558)	**-**
Total revenue	**5,940**	**3,169**	**1,665**	-	**10,774**	**(552)**	**10,222**
Other branch income	278	299	85	-	**662**	(2)	**660**
Branch expenses	(5,121)	(3,142)	(1,603)	-	**(9,866)**	521	**(9,345)**
Depreciation, amortisation and increase in provisions net of use	(311)	(170)	(72)	-	**(553)**	(8)	**(561)**
Assets impairment	(166)	(30)	18	-	**(178)**	-	**(178)**
Other items	16	(17)	(18)	-	**(19)**	8	**(11)**
Profit (loss) from operations	**636**	**109**	**75**	-	**820**	**(33)**	**787**
Financial income (loss)							**(54)**
Income from associates							**4**
Income tax expense							**(219)**
Profit from discontinued operations				(97)	**(97)**		**(97)**
Minority interests							**(15)**
Net profit (loss) attribuable to equity holders of the parent							**406**

Year ended December 31, 2008

(in € millions)	Aerospace propulsion branch	Aircraft equipment branch	Defense Security branch	Communication	**Total branches**	Holding/ Inter-branch eliminations	**Dec. 31, 2008**
External revenue	5,803	2,856	1,646	-	**10,305**	24	**10,329**
Inter-branch revenue	23	447	9	-	**479**	(479)	**-**
Total revenue	**5,826**	**3,303**	**1,655**	**-**	**10,784**	**(455)**	**10,329**
Other branch income	287	312	105	-	**704**	(3)	**701**
Branch expenses	(5,252)	(3,353)	(1,641)	-	**(10,246)**	417	**(9,829)**
Depreciation, amortisation and increase in provisions net of use	(225)	(164)	(41)	-	**(430)**	(16)	**(446)**
Assets impairment	(12)	(31)	(3)	-	**(46)**	1	**(45)**
Other items	(41)	(9)	143	-	**93**	(5)	**88**
Profit (loss) from operations	**583**	**58**	**218** *	**-**	**859**	**(61)**	**798**
Financial income (loss)							**(203)**
Income from associates							**10**
Income tax expense							**(101)**
Profit from discontinued operations				(233)	**(233)**		**(233)**
Minority interests							**(15)**
Net profit (loss) attribuable to equity holders of the parent							**256**

* including a capital gain of € 146 million on the transfer of the payment terminal activities to Ingenico

The breakdown of revenue by geographical segment is as follows:

	Dec. 31, 2007		Dec. 31, 2008	
(in € millions)	Montant	%	**Montant**	**%**
France	2,558	25%	**3,004**	**29%**
Europe (excluding France)	2,467	24%	**2,419**	**24%**
North America	3,142	31%	**2,888**	**28%**
Asia	951	9%	**958**	**9%**
Rest of the world	1,104	11%	**1,060**	**10%**
Total	**10,222**	**100%**	**10,329**	**100%**

1.4 Notes to the adjusted data

The notes hereafter only concern the aggregates that have been adjusted compared to the statutory consolidated financial statements.

1.4.1 Revenue

(in € millions)		Dec. 31, 2007	Dec. 31, 2008
Aerospace propulsion branch			
Original aircraft equipment		2,889	2,587
Aircraft spare parts		1,417	1,498
Maintenance & repair		1,157	1,164
R & D contracts		224	236
Other		230	318
	subtotal	5,917	5,803
Aircraft equipment branch			
Original aircraft equipment		1,448	1,552
Aircraft spare parts		499	517
Maintenance & repair		343	359
R & D contracts		93	83
Ingeneery		174	213
Other		146	132
	subtotal	2,703	2,856
Defense security branch			
Sagem Avionics		509	482
Sagem Optronics and Defense		416	469
Security		670	695
Other		1	0
	subtotal	1,596	1,646
Holding branch and other			
	subtotal	6	24
Total		**10,222**	**10,329**

1.4.2 Raw materials and consumables used

Raw materials and consumables for the year primarily involve raw materials, supplies, sub-contracting purchases and all external services.
They break down as follows:

(in € millions)	Dec. 31, 2007	Dec. 31, 2008
Raw materials, supplies and others	(1,863)	(1,961)
Bought-in goods	(209)	(235)
Changes in inventories	119	61
Sub-contracting	(2,320)	(2,291)
Purchases not held in inventory	(265)	(250)
External services expenses	(1,568)	(1,799)
Total	**(6,106)**	**(6,475)**

1.4.3 Depreciation, amortisation and increase in provisions net of use

(in € millions)	Dec. 31, 2007	Dec. 31, 2008
Depreciation and amortisation net expenses		
- intangible assets	(76)	(106)
- property, plant and equipment	(274)	(278)
Total depreciation and amortisation net expenses	**(350)**	**(384)**
Total increase in provisions, net of use	**(211)**	**(62)**
Total depreciation, amortisation, increase in provisions net of use	**(561)**	**(446)**

1.4.4 Asset impairment

(in € millions)	Dec. 31, 2007	Dec. 31, 2008
Assets impairment		
- intangible and tangible assets	(86)	(17)
- financial assets	(53)	1
- inventories	(48)	(14)
- receivables	9	(15)
Total assets impairment	**(178)**	**(45)**

1.4.5 Other income / operating expenses

(in € millions)	Dec. 31, 2007	Dec. 31, 2008
Capital gains / losses on asset disposals	(6)	138 (*)
Royalties, patents and licenses	(10)	(12)
Cancellation of debts	(8)	-
Loss on irrecoverable receivables	(6)	(9)
Other operating income and expenses	19	(29)
Total	**(11)**	**88**

(*) Including a capital gain of €146 million on the transfer of the payment terminal activities to Ingenico.

1.4.6 Financial income (loss)

(in € millions)	Dec. 31, 2007	Dec. 31, 2008
Finance costs on interest-bearing liabilities	(56)	(54)
Finance income in relation to cash and cash equivalents	46	35
Cost of net borrowings debt	**(10)**	**(19)**
Loss on financial instruments	-	(63)
Gain on financial instruments held for trading	9	-
Foreign exchange loss	(42)	(40)
Foreign exchange gains (losses) on provisions	39	(19)
Financial income (expense) arising on foreign currency translation	**6**	**(122)**
Net costs on disposal of financial assets	(15)	-
impairment expenses	(4)	(122)
Use of provisions	-	91
Impact of financial discouting	(30)	(35)
Other	(1)	4
Total other finance (costs) / income	**(50)**	**(62)**
Total Finance results	**(54)**	**(203)**
of which finance costs	**(148)**	**(333)**
of which finance income	**94**	**130**

1.4.7 Income tax expense

The income tax expense breaks down as follows:

(in € millions)	Dec. 31, 2007	Dec. 31, 2008
Current income tax / (expense)	(268)	(154)
Deferred tax income / (expense)	49	53
Total tax income / (expense)	**(219)**	**(101)**

2 Statutory consolidated financial statements of SAFRAN Group

SAFRAN S.A. (2, Bd du Général Martial Valin - 75724 Paris cedex 15) is a limited liability company incorporated in France, and permanently listed in Compartment A of the Euronext Paris Eurolist market.

The Supervisory Board meeting of February 17, 2009 authorised the publication of the SAFRAN consolidated financial statements for the period from January 1 to December 31, 2008.

Communication sector businesses are classified in discontinued operations:

- the Broadband business was sold to The Gores Group in January 2008.
- the following decisions were taken in July 2008, with respect to the divestment of the Mobile Phones business:
  - sale of the ODM (Original Developer Manufacturer) business to Sofinnova Group, finalised in December 2008;
  - refocus of Fougères activities on the production of equipment and notably electronic equipment;
  - progressive reclassification of teams.

The Income statement and notes thereto were therefore adjusted for the impact of these classifications as of December 31, 2008 and as of December 31, 2007 for comparative purposes.

The Statement of cash flow for fiscal year 2008 was also adjusted for these classifications. The Statement of cash flow for fiscal year 2007 could not however be adjusted, as the necessary information concerning the Mobile Phones business was not available.

2.1 Consolidated financial statements

2.1.1 Consolidated income statement

(in € millions)	*Notes*	**Dec. 31, 2007**	**Dec. 31, 2008**
Revenue	*2.6.1.1*	**9,714**	**10,281**
Other income	*2.6.1.2*	66	127
Income from operations		**9,780**	**10,408**
Change in inventories of finished goods and work in progress		316	276
Capitalised production		277	298
Raw materials and consumables used	*2.6.1.3*	(6,098)	(6,475)
Personnel costs	*2.6.1.4*	(3,032)	(3,133)
Taxes		(207)	(221)
Depreciation, amortisation and increase in provisions net of use	*2.6.1.5*	(718)	(595)
Assets impairment	*2.6.1.6*	(178)	(40)
Other income / operating expenses	*2.6.1.7*	(11)	85
Profit (loss) from operations		**129**	**603**
Cost of net debt		(10)	(19)
Other finance costs / income		44	(697)
Financial income (loss)	*2.6.2*	**34**	**(716)**
Income from associates	*2.6.10*	4	10
Profit (loss) before tax		**167**	**(103)**
Income tax (expense) / income	*2.6.3*	(25)	142
Net profit (loss) from continuing operations		**142**	**39**
Profit (loss) from discontinued operations	*2.6.15*	(96)	(233)
Profit (loss) for the period		**46**	**(194)**
Minority interests		(7)	(11)
Net profit (loss) attribuable to equity holders of the parent		**39**	**(205)**
Earnings per share (in euro)	*2.6.4*	0.09	(0.51)
Diluted earnings per share (in euro)	*2.6.4*	0.09	(0.51)

2.1.2 Consolidated Balance Sheet

ASSETS *(in € millions)*	*Notes*	**Dec. 31, 2007**	**Dec. 31, 2008**
Goodwill	*2.6.6*	1,561	1,756
Intangible assets	*2.6.7*	2,981	3,112
Property, plant and equipment	*2.6.8*	1,847	2,107
Non-current financial assets	*2.6.9*	286	203
Investments in associates	*2.6.10*	34	244
Deferred tax assets	*2.6.3*	158	295
Other non-current assets	*2.6.11*	10	9
Non-current assets		**6,877**	**7,726**
Current financial assets	*2.6.12*	107	108
Fair value of financial instruments and derivatives	*2.6.18*	126	138
Inventories and work-in progress	*2.6.13*	3,420	3,673
Trade and other receivables	*2.6.14*	3,926	3,881
Tax assets	*2.6.3*	27	127
Other current assets	*2.6.16*	183	203
Cash and cash equivalents	*2.6.17*	730	919
Current assets		**8,519**	**9,049**
Assets held for sale	*2.6.15*	**779**	61
Total assets		**16,175**	**16,836**

LIABILITIES *(in € millions)*	*Notes*	**Dec. 31, 2007**	**Dec. 31, 2008**
Share capital	*2.6.19.1*	83	83
Consolidated retained earnings	*2.6.19.3*	4,189	3,902
Interim dividends	*2.6.19.3*	-	(32)
Net unrealized gains on available-for-sale financial assets		27	(15)
Profit (loss) for the period		39	(205)
Equity attributable to equity holders of the parent		**4,338**	**3,733**
Minority interests		**167**	**141**
Shareholder's equity		**4,505**	**3,874**
Provisions	*2.6.20*	1,052	1,078
Borrowings subject to specific conditions	*2.6.21*	590	698
Interest bearing non current liabilities	*2.6.22*	397	418
Deferred tax liabilities	*2.6.3*	745	618
Other non-current liabilities	*2.6.24*	96	139
Non-current liabilities		**2,880**	**2,951**
Provisions	*2.6.20*	1,133	1,278
Interest bearing current liabilities	*2.6.22*	502	1,136
Trade and other payables	*2.6.23*	6,517	6,786
Tax liabilities	*2.6.3*	43	39
Fair value of financial instruments and derivatives	*2.6.25*	4	577
Other current liabilities	*2.6.24*	139	156
Current liabilities		**8,338**	**9,972**
Liabilities held for sale	*2.6.15*	**452**	39
Total liabilities		**16,175**	**16,836**

2.1.3 Statement of changes in consolidated shareholders' equity

(in € millions)	Share capital issued	Share capital reserves	Treasury shares	Hedging reserves	Translation adjustments	Consolidated retained earnings	Net profit (loss) for the year	Other	**Equity attributable to holders of the parent**	Minority interests	**Total equity**
December 31, 2006	**83**	**3,360**	**(120)**	**(76)**	**(8)**	**1,064**	**9**	**27**	**4,339**	**173**	**4,512**
Translation adjustments					(49)				**(49)**	(1)	**(50)**
Fair value adjustment to cash-flow hedging derivatives, net of tax				76					**76**		**76**
Fair value adjustment to available-for-sale securities, net of tax											
Profit (loss) recognised in equity				**76**	**(49)**				**27**	**(1)**	**26**
Net profit (loss) for the period							39		**39**	7	**46**
Net (loss) profit booked for the year				**76**	**(49)**		**39**		**66**	**6**	**72**
Capital increase			18						**18**	1	**19**
Dividends						(81)	(9)		**(90)**	(6)	**(96)**
Other movements			1			4			**5**	(7)	**(2)**
December 31, 2007	**83**	**3,360**	**(101)**		**(57)**	**987**	**39**	**27**	**4,338**	**167**	**4,505**
Translation adjustments					(12)				**(12)**		**(12)**
Fair value adjustment to cash-flow hedging derivatives, net of tax											
Profit (loss) recognised in equity					**(12)**			**(42)**	**(54)**		**(54)**
Net profit (loss) for the period							(205)		**(205)**	11	**(194)**
Net (loss) profit recognised for the year					**(12)**		**(205)**	**(42)**	**(259)**	**11**	**(248)**
Capital increase			(151)						**(151)**		**(151)**
Dividends						(165)			**(165)**	(5)	**(170)**
Interim dividends						(32)			**(32)**		**(32)**
Other movements						41	(39)		**2**	(32)	**(30)**
December 31, 2008	**83**	**3,360**	**(252)**		**(69)**	**831**	**(205)**	**(15)**	**3,733**	**141**	**3,874**

2.1.4 Consolidated statement of cash flow (see Note 2.7)

(in € millions)		Dec. 31, 2007 (*)	Dec. 31, 2008
I. Cash flows from operating activities			
Consolidated profit (loss) before tax		69	**(374)**
Tax paid		(212)	**(257)**
Income from associates (net of dividends received and of dividends from discontinued operations)		4	**(4)**
Accumulated depreciation and amortisation		513	**540**
Assets impairment		210	**(10)**
Provisions		178	**160**
Fair value of financial instruments and derivatives		368	**546**
Foreign exchange losses		-	**3**
Capital gains on asset disposals		7	**(127)**
Investment subsidies recognised in P&L		(3)	**(2)**
Accrued interest		4	**6**
Others items		22	**25**
Elimination of income before tax from discontinued operations		(35)	**308**
Intercompany income from discontinued operations		(1)	**-**
Minority interests		7	**11**
Non cash income and expenses		**1,270**	**1,460**
Cash flow from operations, before changes in working capital		**1,131**	**825**
Change in inventories and work-in-progress		(421)	**(337)**
Change in operating receivables and payables		318	**228**
Change in other receivables and payables		(10)	**18**
Intercompany change in working capital from discontinued operations		(5)	**(14)**
Changes in working capital		**(118)**	**(105)**
	TOTAL I	**1,013**	**720**
II. Cash flows from investing activities			
Payments for the purchase of intangible assets, net of proceeds		(252)	(230)
Payments ofr the purchase of tangible assets, net of proceeds		(387)	**(441)**
Proceeds from the sale / payment for the acquisition of investments		(68)	**(221)**
Proceeds from the sale / payment for the acquisition of financial assets		(26)	**109**
Other movements		-	**-**
Intercompany investing activities from discontinued operations		(1)	(5)
	TOTAL II	**(734)**	**(788)**
III. Cash flows from financing activities			
Change in share capital		19	-
Acquisitions or disposals of treasury shares		-	(151)
Repayments of borrowings and long-term debt		(86)	(93)
Repayment of repayable advances		(57)	(31)
Issuance of new loans		24	136
Repayable advances received		41	112
Change in short term borrowings		(97)	465
Intercompany investing activities from discontinued operations		(64)	133
Dividends paid to equity holders of the parent		(90)	(197)
Dividends paid to minority interests		(6)	(5)
	TOTAL III	**(316)**	**369**
Operating cash flows from discontinued operations	**TOTAL IV**	**95**	**(94)**
Investing cash flows from discontinued operations	**TOTAL V**	**(33)**	**(7)**
Financing cash flows from discontinued operations	**TOTAL VI**	**1**	**2**
VII. Effect of changes in foreign exchange rates	**TOTAL VII**	**(2)**	**(2)**
Increase/(Decrease) in cash and cash equivalents	**I+II+III+IV+ V+VI+VII**	**24**	**200**
Cash and cash equivalents - opening balance		743	730
Cash and cash equivalents at year end		730	919
Change in cash and cash equivalents		(13)	189
Cash and cash equivalents of discontinued operations and assets held for sale, at year end		37	11
Increase/(Decrease) in cash and cash equivalents		**24**	**200**
of which change in cash and cash equivalents from continuing operations		34	185
of which change in cash and cash equivalents from discontinued operations		(8)	15
of which change in cash and cash equivalents from assets held for sales		(2)	-

(*) not restated for the Mobile Phones business held for sale

2.2 Segment information

The Group's operations are organized and managed according to the nature of the goods and services rendered, each sector corresponding to an independent branch representing an area of activity distinguished by its products and markets.

Inter-branch sales are performed on an arm's length basis.

2.2.1 Business segments

2.2.1.1 Aerospace Propulsion branch

Within the Aerospace Propulsion branch, the Group designs, develops, produces and markets propulsion systems for commercial aircraft, military transport, training and combat aircraft, rocket engines, civil and military helicopters, tactical missiles and drones. This branch also includes maintenance, repair and overhaul (MRO) activities and the sale of spare parts.

2.2.1.2 Aircraft Equipment branch

The Group also specializes in mechanical, hydro mechanical and electromechanical equipment, including landing gear, wheels, brakes and associated systems, thrust reversers and nacelles, composite material parts, engine control systems and associated equipment, transmission systems, wiring, electrical connection systems, ventilation systems and hydraulic filters. The branch also includes MRO activities and the sale of spare parts.

2.2.1.3 Defense Security branch

Within the Defense Security branch, the Group designs, develops, produces and markets Aircraft and Navigation systems (avionics, navigation instruments, etc), Optronic and Air-Land systems and Security systems (secure payment terminals, bankcards, identification and biometrics).

2.2.1.4 Communication branch

This entire branch was reclassified within discontinued operations as of December 31, 2008 and also as of December 31, 2007 for comparative purposes.

2.2.2 Segment information by branch

As of December 31, 2007

(in € millions)	Aerospace propulsion branch	Aircraft equipment branch	Defense Security	Communication	**Total branches**	Holding/ Inter-branch eliminations	**Dec. 31, 2007**
External revenue	5,553	2,561	1,594	-	**9,708**	6	**9,714**
Inter-branch revenue	23	466	69	-	**558**	(558)	**0**
Total revenue	**5,576**	**3,027**	**1,663**	**-**	**10,266**	**(552)**	**9,714**
Other branch income	277	299	85	-	**661**	(2)	**659**
Branch expenses	(5,117)	(3,141)	(1,602)	-	**(9,860)**	523	**(9,337)**
Depreciation, amortisation and increase in provisions net of use	(454)	(183)	(73)	-	**(710)**	(8)	**(718)**
Assets impairment	(166)	(30)	18	-	**(178)**	-	**(178)**
Other items	19	(19)	(18)	-	**(18)**	7	**(11)**
Profit (loss) from operations	**135**	**(47)**	**73**	**-**	**161**	**(32)**	**129**
Financial income (loss)							**34**
Income from associates							**4**
Income tax income							**(25)**
Profit from discontinued operations				(96)	**(96)**		**(96)**
Minority interests							**(7)**
Net profit (loss) attribuable to equity holders of the parent							**39**
Branch assets *	7,713	4,249	1,703	408	**14,073**	88	**14,161**
Non-current financial assets							**286**
Investments in associates		17			**17**	17	**34**
Tax receivables							**185**
Assets held for sale	24		83	672	**779**		**779**
Cash and cash equivalents							**730**
Total assets							**16,175**
Shareholders' equity							**4,338**
Minority interests							**167**
Branch liabilities	6,606	2,065	1,226	311	**10,208**	(1,267)	**8,941**
Borrowings subject to specific conditions							**1,489**
Tax payables							**788**
Liabilities held for sale	12		28	412	**452**		**452**
Total liabilities							**16,175**
Purchase of intangible assets	101	142	7	-	**250**	2	**252**
Purchase of tangible assets	195	128	57	2	**382**	5	**387**

* : of which € 126 millions in financial instruments

As of December 31, 2008

(in € millions)	Aerospace propulsion branch	Aircraft equipment branch	Defense Security	Communication	**Total branches**	Holding/ Inter-branch eliminations	**Dec. 31, 2008**
External revenue	5,764	2,848	1,645	-	**10,257**	24	**10,281**
Inter-branch revenue	23	447	9	-	**479**	(479)	**-**
Total revenue	**5,787**	**3,295**	**1,654**	**-**	**10,736**	**(455)**	**10,281**
Other branch income	287	312	105	-	**704**	(3)	**701**
Branch expenses	(5,252)	(3,353)	(1,640)	-	**(10,245)**	416	**(9,829)**
Depreciation, amortisation and increase in provisions net of use	(359)	(181)	(41)	-	**(581)**	(14)	**(595)**
Assets impairment	(7)	(31)	(3)	-	**(41)**	1	**(40)**
Other items	(41)	(9)	143	-	**93**	(8)	**85**
Profit (loss) from operations	**415**	**33**	**218** **	**-**	**666**	**(63)**	**603**
Financial income (loss)							**(716)**
Income from associates							**10**
Income tax income							**142**
Profit from discontinued operations				(233)	**(233)**		**(233)**
Minority interests							**(11)**
Net profit (loss) attribuable to equity holders of the parent							**(205)**
Branch assets *	8,045	4,518	2,136	130	**14,829**	158	**14,987**
Non-current financial assets							**203**
Investments in associates		21	205	0	**226**	18	**244**
Tax receivables							**422**
Assets held for sale				61	**61**		**61**
Cash and cash equivalents							**919**
Total assets							**16,836**
Shareholders' equity							**3,733**
Minority interests							**141**
Branch liabilities *	6,804	2,173	1,342	177	**10,496**	(482)	**10,014**
Borrowings subject to specific conditions							**2,252**
Tax payables							**657**
Liabilities held for sale		0		39	**39**		**39**
Total liabilities							**16,836**
Purchase of intangible assets	88	115	26	0	**229**	1	**230**
Purchase of tangible assets	238	126	69	0	**433**	8	**441**

* : of which € 138 million in financial instruments asset and €577 million in financial instruments liabilitie

** including a capital gain of € 146 million on the transfer of the payment terminal activities to Ingenico

2.2.3 Segment information by geographical segment

The Group's customers are primarily based in four geographical segments.

(in € millions)	Dec. 31, 2007 Amount	%	Dec. 31, 2008 Amount	%
France	2,559	26%	3,004	29%
Europe (excluding France)	1,986	21%	2,341	23%
North America	3,113	32%	2,917	29%
Asia	951	10%	958	9%
Rest of the world	1,105	11%	1,061	10%
Total	**9,714**	**100%**	**10,281**	**100%**

The carrying amounts of segment assets and additions to intangible assets and property, plant and equipment by geographical area are as follows:

	Branch assets				Purchase of intangible assets and PP&E			
	Dec. 31, 2007		Dec. 31, 2008		Dec. 31, 2007		Dec. 31, 2008	
(in € millions)	Montant	%	Montant	%	Montant	%	Montant	%
France	12,415	88%	12,606	84%	414	65%	420	63%
Europe (excluding France)	1,583	11%	2,097	14%	141	22%	143	21%
North America	611	5%	785	5%	73	11%	90	14%
Asia	58	-	113	1%	4	1%	8	1%
Rest of the world	193	1%	272	2%	7	1%	10	1%
Inter-area eliminations	(699)	(5%)	(886)	(6%)	-	-	-	-
Total	**14,161**	**100%**	**14,987**	**100%**	**639**	**100%**	**671**	**100%**

2.3 Accounting policies

The consolidated financial statements are drawn up in euros and all values are rounded to the nearest million unless expressly mentioned otherwise.

2.3.1 Accounting framework for the preparation of the financial statements

The consolidated financial statements of SAFRAN and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) and are the result of the application of all standards and interpretations adopted by the European Union and subject to mandatory application as of December 31, 2008.

2.3.1.1 Changes in the IFRS standards in 2008

a) Standards subject to mandatory adoption as of January 1, 2008:

- No new standards come into mandatory effect as of January 1, 2008
- The amendments to IFRS 7 and IAS 39 concerning the reclassification of financial assets, adopted by the European Union on October 15, 2008, have no impact on the financial statements of the Group.

b) IFRIC interpretations:

- IFRIC 11, *Group and Treasury Share Transactions*, IFRIC 12[(1)], *Service Concession Arrangements*, and IFRIC 14[(2)] [(3)], *IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*, have no impact on the transactions of the Group.
- IFRIC 13[(2)] [(3)], *Customer Loyalty Programmes*, of mandatory application since July 1, 2008, has no impact on the financial statements of the Group.

c) IFRS standards and IFRIC interpretations subject to early adoption in 2008:

- The SAFRAN Group did not opt for early adoption of IAS 23[(2)] revised, *Borrowing Costs*, IAS 1[(2)] revised, *Presentation of Financial Statements* or IFRS 8, *Operating segments*.
  - IFRS 8 will be applied in the preparation of the financial statements for the fiscal year commencing January 1, 2009 and in the preparation of the June 30, 2009 interim financial statements. Application of this standard will impact solely on the presentation of segment reporting (separate presentation of the Security segment and new aggregate balances) and does not call into question the scope of CGUs; no additional impairments are, therefore, expected.
  - IAS 1 revised[(2)] amends the presentation of the financial statements and primarily the statement of changes in shareholders' equity, presenting changes in shareholders' equity not arising from transactions with shareholders separately (two statements separate from the Income statement presenting comprehensive income and other comprehensive income (OCI) are proposed).
  - The application of IAS 23 in 2009, concerning the suppression of the option to expense borrowing costs attributable to the acquisition, construction or production of assets, will not have a material impact on the consolidated financial statements of the Group.
- The amendment to IFRS 2 [(2)], *Share-based Payment – Vesting Conditions and Cancellations*, will not have a material impact on the financial statements.

(1) This text had not been adopted by the European Commission at the end of 2008.
(2) Adopted by the European Commission in December 2008.
(3) Application optional in fiscal year 2008

2.3.1.2 Accounting options and treatments adopted by Management

Management choices regarding accounting methods involve the accounting options offered by IFRS, and the accounting treatments adopted in the absence of specific provisions in the IFRS standards and interpretations.

The main options adopted by the Group are as follows:

- The Group has determined that its transactions involving foreign currency financial instruments are not covered by hedge accounting (see "Valuation methods and rules – financial assets").
- The Group's intangible assets and property, plant and equipment are valued at amortised or depreciated historical cost and are subject to impairment tests, at least annually, based on future cash flows estimated at the closing date (see "Valuation methods and rules – intangible assets and property, plant and equipment").
- Actuarial differences arising after January 1, 2004 are treated using the corridor method (see "Valuation methods and rules – retirement commitments"), the Group having decided against the option introduced by the amendment to IAS 19.
- Group interests in joint ventures are recognised using the proportionate consolidation method (see "Consolidation methods – consolidation criteria").

The main options having a material impact, elected by the SAFRAN Group on first-time adoption of IFRS as of January 1, 2004, concern the following:

- Business combinations prior to January 1, 2004 were not restated according to IFRS 3, *Business combinations*;
- All actuarial gains and losses on retirement commitments and other post-employment commitments previously unrecognised as of January 1, 2004 were recognised in equity as of this date;
- Accumulated translation differences relating to all foreign operations were offset in consolidated reserves as of January 1, 2004. Gains or losses on the future sale of a foreign entity will not take into account translation differences prior to January 1, 2004;
- The option consisting in valuing certain items of intangible assets and property, plant and equipment at their fair value was not adopted as of January 1, 2004;
- The SAFRAN Group decided to apply the provisions of IFRS 2, *Share-based Payment*, solely to compensation settled in equity instruments granted after November 7, 2002, for which the rights had not yet vested as of January 1, 2004;
- The SAFRAN Group decided to apply IAS 32 and IAS 39 as of January 1, 2005.

2.3.1.3 Assumptions and estimates

The preparation of SAFRAN Group consolidated financial statements requires Management to make assumptions and estimates which impact the amounts presented for existing assets and liabilities in the consolidated balance sheet, income and expense items in the consolidated income statement, and disclosures in the notes to the consolidated financial statements.

The Group formulates assumptions and, on this basis, regularly prepares estimates relating to its various activities. These estimates are based on past experience and include the economic conditions prevailing at the period-end and the information then available.

With respect to ongoing programs and contracts, estimates specifically cover:

- the conditions required for revenue recognition (see "Valuation methods and rules – Income from operations");
- the assessment of and the conditions for recognition of the overall margin on completion of multi–year service contracts, and the recognition of any losses to completion (see "Valuation methods and rules – Income from operations") and the assessment of losses in the order book for aircraft programs;
- the conditions for capitalizing development expenditures (see "Valuation methods and rules – intangible assets")
- the valuation of provisions for contingencies and losses relating to performance warranties issued and financial guarantees granted as part of sales (see "Valuation methods and rules – Provisions for contingencies and losses"),
- the impairment of inventories and work-in-progress, and operating receivables (see "Valuation methods and rules - financial assets and inventories and work-in-progress"),
- the estimate of future cash flows as part of impairment tests for goodwill recorded in the balance sheet and capitalised assets (see "Valuation methods and rules – impairment of non-current assets"), and the valuation of liabilities recorded in respect of repayable advances (see "Valuation methods and rules – financial liabilities").

The estimates relating to programs and contracts cover periods that are sometimes very long, up to dozens of years, and are primarily subject to assumptions covering volumes and selling prices of products sold and associated production costs, exchange rates for foreign currency-denominated sales and purchases and, for discounted future cash flows, the discount rate adopted for each contract.

In addition, estimates also cover:

- the value of non-listed equity investments held for sale (see "Valuation methods and rules – financial assets") and financial instruments recorded at fair value on the Group balance sheet (see "Valuation methods and rules – financial assets")
- retirement and other post-employment commitments (see "Valuation methods and rules –retirement commitments")
- the amounts of deferred taxes recorded in the balance sheet (see "Valuation methods and rules – income tax expense"),
- provisions for disputes and litigation and valuations of contingent liabilities presented in the notes (see "Valuation methods and rules – provisions for contingencies and losses")

Actual results may significantly differ from these estimates and these variances may impact the financial statements of future periods.

2.3.2 Consolidation methods

2.3.2.1 Consolidation methods

Entities over which SAFRAN exercises, directly or indirectly, permanent de facto or de jure control are fully consolidated.

Entities controlled jointly by SAFRAN and another Group are proportionately consolidated.

Entities over which SAFRAN exercises significant influence, without having exclusive or joint control, are accounted for under the equity method. Significant influence is presumed to exist where the Group holds at least 20% of voting rights.

All entities controlled, directly or indirectly, jointly or exclusively, by SAFRAN or over which SAFRAN exercises significant influence, and whose contribution to revenue or net indebtedness or workforce or operating assets represent a material share of the consolidated amounts, are consolidated.

Minority interests represent the portion of net profit and net assets not held by equity holders of the parent and are presented separately from the equity holders' portion in the income statement and in shareholders' equity.

2.3.2.2 Accounting period

Entities are consolidated using financial statements or balance sheets for the period ended December 31, 2008.

2.3.2.3 Effective date of acquisitions and disposals

A company effectively enters into the scope of consolidation at the date on which control or significant influence is exercised.

The removal of a company from the scope of consolidation is effective as of the date of the loss of control or significant influence. If the loss of control occurs without transfer of interest, for example, due to dilution, the removal from the scope of consolidation is simultaneous with the event that triggers this loss of control or significant influence.

2.3.2.4 Translation methods

a) Translation of foreign company financial statements

The financial statements of foreign subsidiaries are translated into euros as follows:

- Assets and liabilities are translated at the year-end closing exchange rate and income statement items are translated at the average rate of exchange for the year;
- Translation differences resulting from the change between the closing rate of exchange of the previous year and that of the current year, as well as those resulting from differences between the average and closing rates of exchange are recorded as translation differences in consolidated equity.

On disposal of a foreign operation, the cumulative amount of exchange rate differences is recognised in the income statement as a component of the gain or loss on disposal.

The goodwill arising from the acquisition of a foreign operation is treated as an asset of the foreign operation and recognised at the closing rate of exchange.

b) Translation of foreign currency transactions in the financial statements of the companies

Transactions denominated in currencies other than the euro are recorded at the rate prevailing on the transaction date.
At the year-end, monetary assets and liabilities denominated in foreign currencies are translated at the closing rate. Foreign exchange gains and losses arising from this translation are recognised in the year's income or expenses under Financial income (loss).

2.3.2.5 Discontinued operations and assets (or disposal group) held for sale

The SAFRAN Group separates the information relating to continuing operations from that relating to discontinued operations and assets held for sale:

- A discontinued operation is the disposal of a line of business or a subsidiary acquired with a view to resale.
- An asset (or disposal group) held for sale is a separate non-current asset or disposal group of assets and liabilities available for immediate sale.

Discontinued operations or assets (or disposal group) held for sale are classified as such on the date these assets are available for immediate sale in their present condition and their sale is highly probable.

The assets and liabilities of discontinued operations and assets (or disposal group) held for sale are valued at the lower of their net carrying amount and the projected sale price less costs to sell.

Discontinued operations are presented:

- in a specific income statement line item "Profit (loss) from discontinued operations," including the gain or loss on disposal when acquired. The prior year income statement is also restated.
- in a specific balance sheet asset and liability line item for discontinuing operations;
- in specific cash flow statement line items with the prior year also restated.

Assets (or disposal group) held for sale are presented:

- in the income statement under various headings of "Profit (loss) from continuing operations";
- in a specific balance sheet line item of assets and liabilities held for sale.
- in the statement of cash flow under various headings of cash flows from continuing operations.

2.3.2.6 Intra-group transactions

All material transactions between fully or proportionately consolidated companies are eliminated, as are internally generated Group profits.

Whether or not they have an impact on consolidated net profit, transactions between fully and proportionately consolidated companies are eliminated to the extent of the percentage held in the jointly controlled company. As an exception to this general rule, transactions between fully and proportionately consolidated companies are eliminated in their entirety when the jointly held company acts as an intermediary or renders balanced services for the benefit of or as a direct extension of the businesses of its various shareholders.

2.3.3 Valuation methods and rules

2.3.3.1 Valuation methods

Pursuant to IFRS, the SAFRAN Group uses the following types of valuation:

- **Fair value** is determined based on:
    - Valuations or observable market data, when available: listed securities, market instruments, listed shares issued by the Group
    - Analyses of discounted forecast cash flows or actuarial calculations performed internally or by independent experts: values of programs, assets and liabilities acquired as part of a business combination (excess earnings and royalties methods), goodwill, retirement commitments.
    - The Black & Scholes valuation model for the valuation of option plans; the model uses the characteristics of options and observable market data (interest rates, shares, volatility, dividends).
- **The acquisition cost or production cost** which corresponds to the cumulative costs incurred by the Group to acquire or produce the assets concerned. This specifically applies to the determination of the gross value of intangible assets and property, plant and equipment and inventories acquired or produced by the Group.
- **Amortised cost:** Amortised cost is the acquisition value of a financial asset or liability, minus internal and external transaction costs and changes in future cash flows calculated using the effective interest rate method. The effective interest rate corresponds to the contractual interest rate recalculated to include initial transaction costs. Amortised cost therefore results from the discounting of future cash flows at the effective interest rate. This valuation method applies specifically to borrowings subject to specific conditions, and loans and borrowings.

2.3.3.2 Income from operations

The main types of contract identified in the SAFRAN Group are standard product sales contracts, research and development contracts and fleet maintenance/support contracts.

If a payment deferral has a material impact on the calculation of the fair value of the consideration to be received, it is taken into account by discounting future payments.

a) Standard sales contracts

Revenue is only recognised if the entity has transferred to the buyer the significant risks and rewards of ownership of the goods and if it is probable that the economic benefits associated with the transaction will flow to the entity. If there is a risk that the transaction will be cancelled or the receivable known upon origination of the contract cannot be collected, no revenue is recognised. The latter is recognised when the conditions are met.

b) Service contracts (including research and development, fleet maintenance and support contracts)

Under service contracts, revenue may only be recognised if:

- the stage of completion of the transaction can be measured reliably, and
- the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

If contract income cannot be measured reliably, revenue is recognised for the amount of costs incurred.

The forecast margins of contracts are analyzed on a yearly basis (with a briefer update for the half-yearly closings). Where necessary, losses to completion of contracts are provided for as soon as they become foreseeable.

The income from Group service contracts is recorded under the percentage of completion method, formalized by the technical objectives set forth in the contracts.

If revenue is representative of the contractual stage of completion, costs to be recognised are measured on the basis of the margin set forth in the contract. If the calculated costs are less than the actual costs, the costs that are temporarily in excess of actual costs are maintained in inventories and work-in-progress. If this calculated cost is greater than the actual costs, a provision for services to be rendered is recognised for the difference.

2.3.3.3 Income tax expense

The tax expense (tax income) is the aggregate amount of (i) current tax and (ii) deferred tax recorded in the income statement.

- Current tax is the amount of income tax payable or recoverable for a period calculated in accordance with rules established by the relevant tax authorities. The tax expense is recognised in profit or loss unless it relates to items recognised directly in equity, in which case the tax expense is also recognised directly in equity.

- Deferred tax assets and liabilities are calculated for each entity, in respect of temporary differences between the carrying amount of assets and liabilities and their corresponding tax base. The tax base depends on the tax regulations prevailing in the countries where the Group manages its activities. Tax losses and tax credits that can be carried forward are also taken into account.

Deferred tax assets are recognised in the balance sheet if it is more likely than not that they will be recovered in subsequent years. The value of deferred tax assets is reviewed at each year-end.

Deferred tax assets and liabilities are not discounted.

Deferred tax assets and liabilities are offset when tax is debited by the same tax authorities and this offset is authorized by the local tax authorities.

The liability method is applied and the impact of changes in tax rates is recognised in profit or loss of the period in which the corresponding tax law was enacted and change in tax rate decided, unless the transactions concerned are recognised directly in equity.
Research tax credits are considered as operating subsidies recognised as income over the period the related research and development costs are incurred. As such, they are classified under the heading "other income" in the income statement, and not as a decrease in the income tax expense.

2.3.3.4 Procedure for calculating earnings per share

a) Basic earnings per share

Basic earnings per share is calculated by dividing consolidated net profit attributable to equity holders of the parent by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares, and is adjusted retroactively in the event of bonus share issues.

b) Diluted earnings per share

Earnings per share after dilution is calculated by dividing consolidated net profit attributable to equity holders of the parent by the weighted average number of shares issued or to be issued at the period-end, including the impact of all potentially dilutive ordinary shares and the dilutive impact of stock options and excluding treasury shares.

2.3.3.5 <u>Goodwill and business combinations</u>

Business combinations are recorded using the purchase method (IFRS 3). Identifiable assets acquired and liabilities and contingent liabilities assumed, which meet the recognition criteria of IFRS 3, are recorded at fair value, determined at the acquisition date. The difference between the acquisition cost of securities (including costs directly attributable to the acquisition, net of tax) and the share in the revalued net assets represents goodwill.

When generated by the acquisition of fully or proportionately consolidated companies, positive goodwill is carried in balance sheet assets under the heading "Goodwill," while negative goodwill is recorded immediately in profit or loss. However, goodwill generated by equity-accounted companies is recorded in the line item "Investments in associates."

Goodwill can be adjusted in the twelve months following the date of acquisition to take into account the definitive estimate of the fair value of assets and liabilities acquired. Beyond this period, adjustments are recorded in profit or loss.

Goodwill is not amortised, but its value is subject to impairment testing at least annually and each time there are events or circumstances indicating an impairment loss (see "Valuation method and rules – impairment of non-current assets"). Where necessary, a permanent impairment is recognised in Profit (loss) from operations.

2.3.3.6 <u>Intangible assets</u>

a) Intangible assets acquired in a business combination

These assets are recognised at fair value at the date of acquisition and are amortised:

- for aircraft programs (integrating the concepts of technology, order books and customer relations), over the residual life of the programs;
- for other programs, over their useful life of between 2 and 10 years,
- for other aircraft brand names with a finite life, on a straight-line basis over 20 years.

The fair value of these assets is determined in accordance with the procedure detailed in Note 2.3.3.1.
General interest brand names are not amortised, their useful life being indefinite.

b) Separately acquired intangible assets

Separately acquired intangible assets, mainly software, are recognised at acquisition cost and amortised using the straight-line method over their useful life of between 1 and 5 years.

c) Research and development expenditure

Research and development expenditure is recognised as an expense as incurred. However, internally financed development expenditures are capitalised, if the entity can demonstrate all of the following:

- the technical feasibility of completing the intangible asset and the intention and ability (availability of technical, financial and other resources) to complete the intangible asset and use or sell it;
- the probability of future economic benefits;
- the ability to measure reliably the expenditure attributable to the intangible asset during its development.

For the aircraft and defense sectors, the program's development phase is evidenced by:

- A date for the start of development (date on which the above criteria are verified) determined by:
    - the launch of the program by the customer
    - the choice of SAFRAN by the customer
    - the existence of program profitability validated by relevant internal or external sources.

- A date for the end of development determined by the certification or qualification of the product (e.g. engine or equipment) as being in working order.

If the product is intended for the general public (e.g. in the telephone sector), the date for the start of development is, depending on the market, set in specific meetings by the formalization of the intention to complete the product while considering, in particular, the technical feasibility and the probable profitability of the major projects.

Where the payment of research and development contracts is contractually guaranteed by the customer (e.g. certain development contracts whose financing is included in the selling price of the deliverables), the expenditure incurred is recognised in "Inventories and work-in-progress".

Capitalised development expenditures are stated at production cost and include contributions, such as certification costs, attributable to the development period if SAFRAN can demonstrate the existence of identified economic benefits and its control.

Capitalised expenditure is amortised as from the initial delivery of the product qualified as being in working order, using the straight-line method, over a useful life not exceeding 20 years.

Patents are capitalised at acquisition cost and amortised over their useful life, i.e. the shorter of the period of legal protection or their economic life.

Intangible assets are subject to impairment testing in accordance with the procedure detailed in Note 2.3.3.8.

2.3.3.7 Property, plant and equipment

Property, plant and equipment are recorded in the balance sheet at historical (including incidental expenses) or production cost (excluding interest expense) less accumulated depreciation and impairment losses.
Replacement and major overhaul costs are identified as components of property, plant and equipment. Other repair and maintenance costs are expensed during the period.

With regard to finance leases, at the inception of the lease, the capitalised asset and the borrowing are stated at amounts equal to the market value or, if lower, the present value of the minimum lease payments.
During the lease period, payments are apportioned between the finance cost and the amortisation of the borrowing in order to produce a constant periodic rate of interest for the remaining balance of the liability for each period.

The gross amount of property, plant and equipment is depreciated over the expected useful life of their main components, mainly using the straight-line method.

With respect to finance leases, if the transfer of ownership at the end of the lease is certain, the item of property, plant and equipment is depreciated over its useful life. Otherwise, the items of property, plant and equipment are depreciated over the shorter of useful life or the term of the lease.

The main useful lives applied are as follows:

Buildings	15 - 40 years
Capitalised engines	
- Frames	20 years
- Major overhauls	according to the number of hours of flight
Technical facilities	4 - 40 years
Equipment, tooling and other	3 – 15 years

Property, plant and equipment are subject to impairment testing in accordance with the procedure detailed in Note 2.3.3.8.

2.3.3.8 Impairment of non-current assets

Non-current assets, and particularly goodwill acquired in business combinations, are allocated to Cash-Generating Units (CGU)[1]. Two types of CGU are defined within the Group:

- CGU corresponding to programs, projects, or product families associated with specific assets: development expenditures, property, plant and equipment used in production.
- CGU corresponding to the business segments monitored by Group Management and relating to the Group's main subsidiaries.

At each balance sheet date, the Group's entities assess whether there are events or circumstances indicating that an asset may be impaired. Such events or circumstances include, in particular, unfavorable material changes, which, in the long-term, impact the economic environment (commercial prospects, procurement sources, index or cost movements, etc.) or the Group's assumptions or objectives (mid-term plan, profitability analyses, market shares, order book, regulations, disputes and litigation, etc.).

If such events or circumstances exist, the recoverable amount of the asset is estimated. If the carrying amount exceeds its recoverable amount, the asset is considered as impaired and its carrying amount is reduced to its recoverable amount by recognising an impairment loss under operating expenses in profit or loss.

The recoverable amount of an asset or group of assets is the higher of its selling price less costs to sell and its value in use. Value in use is the present value of expected future cash flows, determined using a benchmark rate that reflects the weighted average cost of capital.
Future cash flows are determined differently depending on the assets tested:

- (1) assets allocated to programs, projects or product families: expected future cash flows are projected over the life of the development programs or projects, capped at 40 years, and are discounted at the benchmark rate. Certain programs or projects are also subject to a specific risk premium. This long time frame better reflects the characteristics of the Group's operating cycles (aircraft and defense), defined by assets with long useful lives and slow product development.

- (ii) goodwill in subsidiaries: expected future cash flows are determined using the mid-term plans established for the next four years and expected flows for years 5 to 10, discounted at the benchmark rate. The value in use of assets is the sum of the discounted present value of these flows and the terminal value, calculated based on standardised flows representing long-term activities and following years 5 to 10, taking accounting of a perpetual growth rate and the benchmark rate.

Should a test on a subsidiary's assets indicate an impairment loss, after verifying the recoverable amount of the assets considered separately, such impairment loss is initially allocated to goodwill and then to the assets of the CGU prorata to their carrying amount.

In the event of a significant loss in value, the impairment recognised in goodwill is definitive. For other assets, indications of impairment loss are analyzed at each subsequent period-end and, if there are favorable changes in the estimates which led to the recognition of the impairment, the impairment loss is reversed to profit or loss.

[1] A CGU is the smallest identifiable group of assets that generates cash inflows from continuing use, and that are largely independent of the cash inflows from other assets or groups of assets

2.3.3.9 Financial assets

a) Financial assets

The account headings related to financial assets comprise:

- In non-current financial assets: non-consolidated investments, loans to non-consolidated companies, sales-financing loans,

- In current financial assets: trade receivables, investment securities, purchased financial instruments or unrealised financial instrument gains and cash classified as current assets.

IAS 39 stipulates that financial assets are classified into four different categories based on management's purpose for holding them on the date of acquisition:

- "held-to-maturity investments": e.g. fixed-income securities, such as bonds, that the entity has the intention to hold to maturity;

- "loans and receivables": e.g. loans to equity investments, construction loans, other loans and receivables (including trade receivables),

- "financial assets at fair value through profit or loss" and financial assets held for trading: e.g. marketable securities and cash and cash equivalents;

- "assets held for sale": financial assets designated as such by Management or not classified in a financial asset category: e.g. non-consolidated investments.

Financial assets are initially recognised at fair value, and then measured:

- at amortised cost for "held-to-maturity investments" and "loans and receivables"; impairment tests are performed at each period-end

- at fair value for "financial assets at fair value through profit or loss" and "assets held for sale". Changes in fair value are recognised:
  - in profit or loss for "financial assets at fair value through profit or loss";
  - in equity for "assets held for sale." The deferred gains and losses in equity are transferred to the income statement if the asset is sold or a permanent impairment is recognised.

In the event of an objective indication of impairment loss (particularly a significant and permanent reduction in the financial asset's value), an impairment is recognised in profit or loss.

- For "assets held for sale", an objective indication results from a significant drop in estimated future cash flows from these assets, major difficulties of the issuer, a substantial drop in the expected return or a durable and significant fall in the fair value of a listed financial assets,

- For "loans and receivables", an objective indication results from Group knowledge of financial difficulties of the debtor (payment default, liquidation, etc.).

Financial assets are derecognised when:

- The contractual rights to receive cash flows from these assets have expired or been transferred;
- The Group has transferred substantially all the risks and rewards of ownership of these assets;
- The Group no longer controls the assets.

b) Financial instruments

The Group primarily uses financial derivatives to hedge its exposure to the foreign currency and interest rate risk arising from its operational, financial and investing activities. These derivatives can include forward currency contracts, currency options or swaps (the Group management policy is described in the note "Management of market risks and financial derivatives").

Pursuant to IAS 39, *Financial Instruments: recognition and measurement*, derivatives are recorded on the balance sheet at their fair value on the trade date, the change in fair value being recorded in Financial income (loss), insofar as they do not meet the following conditions:

- there is designation and formal documentation describing the hedge accounting relationship and Management objectives,
- the effectiveness of the hedge accounting relationship is demonstrated from its inception and by regular verification of the correlation between the change in the market value of the hedging instrument and that of the hedged item.

Given the restrictions relating to the application of IFRS 3, the Group decided not to apply hedge accounting as of July 1, 2005, and to record the change in fair value of its financial instruments in Financial income (loss).
The amounts recorded in equity as of June 30, 2005, corresponding to changes in the value of the effective portion of currency derivatives documented as cash flow hedges until June 30, 2005, were transferred to Profit (loss) from operations until December 31, 2007 in line with the underlying cash flows.

Since option sales are not recognised as effective hedging instruments, the changes in market value of these instruments are recognised in Financial income (loss).

c) Cash and cash equivalents

Cash and cash equivalents include available funds (cash in hand, bank accounts, etc.) and short-term investments (less than 3 months) that are liquid and easily convertible with a negligible risk of a change in value.

2.3.3.10 Inventories and work-in-progress

Inventories and work-in-progress are measured using the weighted average cost formula. They are valued at acquisition cost, including incidental expenses, or production cost, excluding interest expense, general administrative and distribution costs and idle capacity costs.

Impairment is recognised if the cost of inventories and work-in-progress is higher than their probable realizable value, taking into account market prices, the sales outlook and risks relating to obsolescence and objective inventory levels.

2.3.3.11 Treasury shares

All treasury shares held by the Group are deducted from consolidated shareholders' equity at their acquisition price. The gains and losses on the disposal of treasury shares are recorded directly in equity without impacting net profit or loss for the period.

2.3.3.12 Share-based payments

In accordance with IFRS 2, *Share-based payments,* stock purchase or subscription options granted to managers and certain Group employees and bonus shares are measured at fair value. These instruments are measured at the grant date.

The Black & Scholes valuation model was adopted to perform the measurements (see "Valuation methods and rules – valuation methods").

The total expense for each plan is determined using a rate of turnover for the relevant employees.

The value of the options is recognised in personnel costs and amortised using the straight-line method over the vesting period that begins on the grant date and ends on the vesting date.

This personnel cost is offset in consolidated reserves with no impact on consolidated equity.

2.3.3.13 Provisions for contingencies and losses

The Group records provisions when it recognises a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

a) Provisions for losses to completion

A provision for losses to completion is recognised when:

- it is highly probable that a contract will be onerous (the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it);
- the contract, signed before the year-end, generates obligations for the Group, in the form of the delivery of goods, the rendering of services or the payment of some form of compensation for termination,
-
- a reliable estimate can be made of the Group's obligation.

Unavoidable costs provided represent the lower of the net cost of fulfilling the contract (i.e. the forecast loss on the contract) and the cost of failing to fulfill the contract (e.g. withdrawal costs in the event of early termination).

The cash flows used in this analysis are discounted to take into account their spread over time.

Any probable losses are subject to provisions for the impairment of work-in-progress for completed production, and contingency provisions for work to be completed. These losses are determined by regularly updating projected income at completion.

b) Provisions for financial guarantees on sales

As part of its civil engine sales campaigns, the SAFRAN Group grants two types of guarantees to its customers:

- financial guarantees whereby SAFRAN provides a guarantee to lending institutions that finance its customer;
- guarantees covering the value of assets, whereby SAFRAN grants the customer an option to return the aircraft at a given date for an agreed price.

These commitments, undertaken by SAFRAN together with General Electric, form part of financing packages proposed by aircraft manufacturers to airline companies. They correspond to the share related to engines in the financing of the aircraft.

These financial commitments are generally granted on signature of the sales agreement but do not actually take effect until the aircraft have been delivered, and only if the customer so requests.

These guarantees generate risks, the total gross amount of which does not reflect the net risk to which SAFRAN is effectively exposed, as the commitments are counter-guaranteed by the value of the underlying assets, in other words, the aircraft pledged.

The guarantees are subject to a provision for contingencies that takes into account events likely to generate a future outflow of resources for the Group.

c) Provisions for performance warranties

These provisions are recorded to cover the Group's share of probable future expenses with respect to operation and performance warranties on deliveries of engines and equipment. They generally cover operations for a period of one to three years based on the type of equipment delivered and are calculated based on technical files or statistics, as the case may be, particularly with respect to the return of parts covered by a warranty.

2.3.3.14 Post-employment commitments

a) Retirement and similar commitments

Existing schemes covering retirement commitments and other long-term post-employee benefits are either defined benefit plans or defined contribution plans.

- (1) Defined contribution plans: contributions paid to the organizations discharge the employer of any future obligation and no commitments are recorded in respect of these plans.

- (ii) Defined benefit plans: SAFRAN Group commitments with respect to retirement and similar compensation are provided for based on an actuarial valuation of rights vested and/or vesting for employees or retirees (for French companies) less the fair value measurement of the pension fund (plan assets) (for foreign companies).

Commitments are valued by independent actuaries using the projected unit credit method which determines, for each employee, the present value of benefits to which current and prior year service will grant entitlement on retirement. These actuarial calculations include demographic (retirement date, employee turnover rate, etc.) and financial assumptions (discount rate, salary increase rate etc.). This valuation is performed at least once annually.

When plans are funded, assets are placed with organizations responsible for paying the retirement benefits in the relevant countries.

Provisions are recorded to cover shortfalls in the fair value of assets compared with the present value of commitments under incremental retirement plans and commitments abroad, taking account of cumulative actuarial gains and losses and past service costs not yet expensed to profit or loss.
If necessary, the impact of changes in actuarial assumptions may be spread over the expected average remaining working lives of employees in accordance with the corridor method.

An asset surplus is only recognised where it represents future economic benefits effectively available to the Group.

b) Other long-term benefits

Other long-term employee benefits mainly correspond to long-service awards, loyalty premiums or jubilee benefits.

2.3.3.15 Financial liabilities

The account headings relating to financial liabilities comprise:

- Borrowings subject to specific conditions;
- In non-current financial liabilities: borrowings, minority interest purchase commitments.
- In current financial liabilities: interest-bearing current financial liabilities, trade payables.

In accordance with IAS 39, the majority of financial liabilities are classified in "Other financial liabilities" and valued at amortised cost (borrowings, borrowings subject to specific conditions, and trade payables).

a) Borrowings subject to specific conditions;

The SAFRAN Group has received public financing for the development of aircraft and defense projects, in the form of repayable advances. These advances are repaid based on revenues generated by future sales of engines or equipment. The amount to be repaid from each sale is determined in advance and is set forth in agreements (fixed amount for every engine or piece of equipment sold).

Repayable advances are treated as sources of financing recognised in liabilities in the consolidated balance sheet under the heading ''Borrowings subject to specific conditions".

At inception, they are valued at the amount of cash received or, when acquired, at the value of probable future cash flows discounted at market terms at the date of acquisition. Subsequently, at each period-end, they are valued using the amortised cost method taking into account the most recent repayment estimates.

For certain contracts, the SAFRAN Group has to pay a fee based on replacement sales under the program once the advance has been fully repaid. This fee is not considered as a repayment of an advance but rather as an operating expense.

b) Borrowings

Borrowings and other financial liabilities are measured at amortised cost.
Interest costs are expensed in the year they are incurred.

c) Minority interest purchase commitments

The commitments undertaken by the Group to purchase minority interests in its subsidiaries are recognised in financial liabilities for the present value of the purchase, and offset against minority interests, in accordance with IAS 32. Where the value of the commitment exceeds the amount of minority interests, the Group recognises the difference in goodwill, in the absence of any IFRS guidance. Similarly, any subsequent change in present value is recognised in financial liabilities and offset against goodwill, except for the impact of reverse discounting which is recognised in other finance costs/income.
If, at the term of the commitment, the minority interests have not been purchased, the previously recognised entries are reversed. If the minority interests have been purchased, the amount recognised in financial liabilities is cleared by the disbursement for the purchase.

2.3.3.16 Investment subsidies

Investment subsidies are recognised in liabilities.
When the subsidy relates to an asset, the fair value is recognised in deferred income and transferred to profit or loss over the asset's expected useful life in constant annuities.

2.4 Scope of consolidation

2.4.1 Changes in the scope of consolidation

2.4.1.1 Sale of the Electronic payment solutions business

The sale to Ingenico of the Electronic payment solutions business was finalised on March 14, 2008. This business concerns the companies Sagem Monetel and Sagem Denmark and their subsidiaries, presented in assets held for sale in the SAFRAN consolidated financial statements for the year ended December 31, 2007. This transaction was performed in consideration for Ingenico shares.

The capital gain, net of tax, realised on the sale of this business in 2008 was €143 million (€146 million recorded in other operating income / expenses and €3 million in Income tax expense); a net profit of €5 million was realised up to the date of other operating income / expenses sale (March 2008) and is recorded across all Profit from operations headings.

2.4.1.2 Consolidation of Ingenico Group

On completion of this transaction, SAFRAN Group held 22.37% of the Ingenico Group, which is equity accounted since March 31, 2008 (see Note 2.6.11).

The transaction consideration consisted of Ingenico shares, valued at the effective date of sale and amounted to €205 million. The net carrying amount of SAFRAN's share in the shareholders' equity of Ingenico as of March 31, 2008 is €110 million.

Pursuant to IFRS 3, assets, liabilities and contingent liabilities were recognised at fair value. The "excess earnings" and "royalties" methods were used to value certain assets.

The "excess earnings" method consists of discounting forecast operating margins attributable to an intangible asset, net of the capital charge on support assets (corresponding to the required return on working capital, intangible assets and property, plant and equipment, including human capital used in operating the intangible asset valued).

The "royalties" method consists in estimating the financial flows attributable to the technology used, by reference to royalty levels required for the use of comparable technologies.

Valuations concerned customer relations, order books, technology and inventories. Flows used in valuations were taken from analysts' notes concerning Ingenico and published up to June 30, 2008.

Identified revalued intangible assets are amortised over the following periods:

- Customer relations: 10 years
- Technology: 3 years
- Order book: 2 years

Amortisation expense recorded in respect of these revaluations in fiscal year 2008 totaled €7 million.

(in € millions)	**Fair Value**
Customer relations and order books	64
Technology	67
Inventories	22
Deferred tax	(53)
Fair value adjustment of acquired intangible and tangible assets	**100**
SAFRAN Group share in acquired assets at fair value (22,37%)	**22**

After allocation of fair value adjustments to identified assets, the residual goodwill totaled €73 million.

2.4.1.3 Sale of Sagem Communications

On January 25, 2008, SAFRAN and The Gores Group finalised the sale of Sagem Communications to The Gores Group. Sagem Communications and its subsidiaries were presented in discontinued operations in the SAFRAN consolidated financial statements for the year ended December 31, 2007. The Gores Group became the majority shareholder of Sagem Communications. Minority shareholders include a 20% interest held by Group executives and employees and a 10% interest retained by SAFRAN.
The capital loss on disposal, net of tax, recognised in fiscal year 2008 is not material.

2.4.1.4 Acquisition of Sagem Identification

SAFRAN Group, represented by its subsidiary Sagem Sécurité, acquired on September 1, 2008 the entire share capital of the Dutch company SDU-Identification BV, renamed Sagem Identification.

The acquisition price was €355 million and the net carrying amount of SAFRAN's share in the shareholders' equity of Sagem Identification as of September 1, 2008 is €65 million.

Valuations were performed in accordance with the methods detailed in Note 2.4.1.2. and primarily concerned customer relations, technology and inventories.

Identified revalued intangible assets are amortised over the following periods:
- Customer relations: 12 years and 9 years depending on the contract
- Technology: 10 years

Amortisation expense recorded in respect of these revaluations in fiscal year 2008 totaled €8 million (including €4 million in respect of inventories and work-in-progress).

(in € millions)	**Fair Value**
Customer relations	112
Technology	26
Inventories	4
Deferred tax	(36)
Fair value adjustment of acquired intangible and tangible assets	**106**

After allocation of fair value adjustments to identified assets, the residual goodwill totaled €184 million.

2.4.1.5 Other changes in the scope of consolidation in 2008

a) Increase in investments

- Technofan:

Following the acquisition of treasury shares by Technofan and an increase, through acquisition, of SAFRAN Group's investment, the percentage holding of the Group in Technofan increased from 60.71% to 83.54% and voting rights increased from 66.32% to 90.64%.
Additional goodwill of €10 million was recognised.

- Techspace Aero:

Techspace Aero sold its maintenance and repair business to one of its shareholders in consideration for shares in this company, generating an increase in its percentage holding of 4.78%. Overall, the transaction generated a capital gain of €10 million.

b) During the first six months of 2008, two companies previously held by the Group were consolidated for the first time due to an increase in their activities:
   - Turbomeca Manufacturing
   - Snecma Morocco Engine Services

The impact on Profit for the period and Shareholders' equity of the inclusion of these companies in the scope of consolidation is not material.

c) During the second six months of 2008, SAFRAN Group consolidated 16 new companies as a result of an increase in their workforce:
   - SSP Inc
   - PTI
   - Snecma Participations
   - Snecma Suzhou
   - Cinch Connectors de Mexico SA de CV
   - Globe Motors de Mexico SA de CV
   - Hispano Suiza Polska
   - Labinal de Chihuahua SA de CV
   - Labinal Maroc
   - Messier Services Mexico
   - Suzhou I
   - Suzhou II
   - Teuchos Maroc
   - SAI (Snecma Aerospace India)
   - Labinal Investments Inc
   - Safran Employment Services Inc

The overall impact on Profit for the period and Shareholders' equity of the inclusion of these companies in the scope of consolidation is not material.

2.4.2 Discontinued operations

2.4.2.1 Mobile Phones business

Following the withdrawal of SAFRAN Group from the Mobile Phones business, this business was reclassified in discontinued operations as of December 31, 2008, with restatement of comparative data for fiscal year 2007 in the Income Statement.

2.4.2.2 Communication business

The Broadband business was sold in January 2008. This business was classified in discontinued operations at the end of 2007. This classification was therefore maintained in the comparative financial statements for the year ended December 31, 2007. The entire Communication branch was therefore reclassified in 2007 comparative figures in the Income Statement.

2.4.3 Other transactions

No other material changes at Group level were recorded in 2008.

2.5 List of consolidation companies

Company name, Form, Registered Business Address	Siren N° country	2007 Method	2007 % interest	2007 % control	2008 Method	2008 % interest	2008 % control
SAFRAN SA	**parent company**						
Direct SAFRAN SA subsidiaries							
Sagem Télécommunications - 75015 Paris	480,108,158	FC	100.0	100.0	FC	100.0	100.0
Sagem Défense Sécurité - 75015 Paris	480,107,911	FC	100.0	100.0	FC	100.0	100.0
Safran Informatique - 75015 Paris	480,107,143	FC	100.0	100.0	FC	100.0	100.0
Snecma - 75015 Paris	414,815,217	FC	100.0	100.0	FC	100.0	100.0
Hispano-Suiza SA - 92707 Colombes	692,015,217	FC	100.0	100.0	FC	100.0	100.0
Aircelle - Gonfreville l'Orcher - 76700 Harfleur	352,050,512	FC	100.0	100.0	FC	100.0	100.0
Techspace Aero - B4041 Milmort	Belgium	FC	51.00	100.0	FC	55.78	100.0
Etablissements Vallaroche SA - 75015 Paris	542,028,154	FC	100.0	100.0	FC	100.0	100.0
Snecma Propulsion Solide - 33187 Le Haillan	434,021,028	FC	100.0	100.0	FC	100.0	100.0
Labinal - 31700 Blagnac	301,501,391	FC	100.0	100.0	FC	100.0	100.0
Safran USA Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Turbomeca SA - 64510 Bordes	338,481,955	FC	100.0	100.0	FC	100.0	100.0
Technofan SA - 31700 Blagnac	710,802,547	FC	66.32	100.0	FC	90.64	100.0
Sofrance SA - 87800 Nexon	757,502,240	FC	100.0	100.0	FC	100.0	100.0
Messier-Bugatti SA - 78141 Velizy	712,019,538	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty International Ltd - Gloucester	UK	FC	100.0	100.0	FC	100.0	100.0
Europropulsion SA - 92150 Suresnes	388,250,797	PC	50.0	50.0	PC	50.0	50.0
SEM MB SA - 95815 Argenteuil	592,027,312	EQ	50.0	50.0	EQ	50.0	50.0
Teuchos SA - 78990 Elancourt	352,876,197	FC	100.0	100.0	FC	100.0	100.0
Valin Participations - 75015 Paris (absorbée en 2008)	428,704,894	FC	100.0	100.0			
Snecma Ltd	UK	FC	100.0	100.0	FC	100.0	100.0
Eurofog	340,574,540	NC*	-	-	NC*	-	-
Sagem Télécommunications subsidiaries							
Sagem Communications - 75015 Paris (1) (2)	440,294,510	FC	100.0				
Sagem Mobiles - 75015 Paris (1) (3)	440,349,181	FC	100.0		FC	100.0	100.0
Sagem Industries - 75015 Paris (4)	440,293,637				FC	100.0	100.0
Sagem Communications subsidiaries (2)							
Sagem Comunicaciones Ibérica	Spain	FC	100.0	100.0			
Sagem Communication Germany GmbH	Germany	FC	100.0	100.0			
Sagem Communication UK Ltd	UK	FC	100.0	100.0			
Sagem Communication Italia Srl	Italy	FC	100.0	100.0			
Sagem Communication CZ Sro	Czech Rep.	FC	100.0	100.0			
Sagem Communication Benelux BV	The Netherlands	FC	100.0	100.0			
Sagem Communication Tianjin	China	FC	100.0	100.0			
Sagem Communication Nordic AB	Sweden	FC	100.0	100.0			
Photar Sagem Electronics Co Ltd	China	FC	80.0	100.0			
Compagnie de Découpe de l'Ouest SAS	448,897,405	PC	76.64	76.64			
Dr Neuhaus Telecommunikation GmbH	Germany	FC	99.41	100.0			
Sagem Communication Austria GmbH	Austria	FC	100.0	100.0			
Sagem Magyarorszag	Hungary	FC	100.0	100.0			
Sagem Networks Poland Sp Zo.o	Poland	FC	68.0	100.0			
Sagem Tunisie Communication Sarl	Tunisia	FC	100.0	100.0			
Sagem Interstar	Canada	FC	100.0	100.0			
Sagem Electronic Equipment Beijing	China	NC*	-	-			
Sagem Kabushiki Kaisha	Japan	NC*	-	-			
Sagem Mauritanie	Mauritania	NC*	-	-			
SCI Minerve	402,652,903	NC*	-	-			
Trel Halozatepito	Hungary	NC*	-	-			

FC: full consolidation / PC: proportional consolidation / EQ: equity affiliate / NC: not consolidated / *: frozen retained earning

(1) former name : Sagem Communication

(2) creation in 2007 following the spin off of SAGEM Communication

(3) recognised as discontinued operations in 2007

(4) created in 2008 following the spin of Sagem Mobiles

Company name, Form, Registered Business Address	Siren N° country	2007 Method	2007 % interest	2007 % control	2008 Method	2008 % interest	2008 % control
Sagem Mobiles subsidiaries (3)							
Sagem Mobiles Ningbo Co. Ltd (3)	China	PC	50.0	50.0	FC	100.0	100.0
Sagem Communication Poland Sp Zo.o	Poland	NC*	-	-	NC*	-	-
Sagem Industria e Comercio de Comunicacoes LDA	Portugal	NC*	-	-	NC*	-	-
Sagem Communication Suisse	Switzerland	NC*	-	-	NC*	-	-
Sagem Communicaçoes Ltda	Brazil	NC*	-	-	NC*	-	-
Sagem Défense Sécurité subsidiaries							
Sagem Sécurité -75015 Paris	440,305,282	FC	100.0	100.0	FC	100.0	100.0
Sagem Avionics Inc	USA	FC	100.0	100.0	FC	100.0	100.0
Sofradir	334,835,709	PC	40.0	40.0	PC	40.0	40.0
Vectronix AG	Switzerland	FC	100.0	100.0	FC	100.0	100.0
Sagem Navigation GmbH	Germany	NC*	-	-	NC*	-	-
Sagem Sécurité subsidiaries							
Sagem Orga GmbH	Germany	FC	100.0	100.0	FC	100.0	100.0
Sagem Denmark A/S (4)	Denmark	FC	100.0	100.0			
Sagem Monetel (4)	442,508,271	FC	100.0	100.0			
Sagem-Morpho Inc	USA	FC	100.0	100.0	FC	100.0	100.0
Wuhan Sagem Tianyu Electronics Co, Ltd (5)	China	FC	73.34	100.0			
Wuhan Tianyu Information Industry Co, Ltd (5)	China	PC	33.35	33.35			
Ingenico	317,218,758				EQ	22.37	19.41
Sagem identification BV	Netherlands				FC	100.0	100.0
Sagem Australasia Pty Ltd	Australia	FC	100.0	100.0	FC	100.0	100.0
Confidence	404,401,887	NC*	-	-	NC*	-	-
Sagem Xelios	437,782,535	NC*	-	-	NC*	-	-
Sagem Security International Trading Co, Ltd	China	NC*	-	-	NC*	-	-
Confidence subsidiary							
Positive	339,650,335	NC*	-	-	NC*	-	-
Sagem Orga GmbH subsidiaries							
Orga Carte et Système	400,337,432	FC	100.0	100.0	FC	100.0	100.0
Sagem Orga Pte Ltd	Singapore	FC	100.0	100.0	FC	100.0	100.0
Orga Zelenograd Smart Cards and Systems	Russia	FC	100.0	100.0	FC	100.0	100.0
Sagem Orga do Brasil	Brazil	FC	100.0	100.0	FC	100.0	100.0
Orga Smart Chip Ltd	India	FC	100.0	100.0	FC	100.0	100.0
Sagem Orga USA, Inc.	USA	FC	100.0	100.0	FC	100.0	100.0
Sagem Orga UK Ltd	UK	FC	100.0	100.0	FC	100.0	100.0
Orga Card Portugal	Portugal	FC	100.0	100.0	FC	100.0	100.0
Sagem Orga SA Pty Ltd	South Africa	FC	100.0	100.0	FC	100.0	100.0
Sagem Orga FZ LLC	United Arab Emirates	FC	100.0	100.0	FC	100.0	100.0
Sagem Orga SRL	Romania	FC	100.0	100.0	FC	100.0	100.0
Sofradir subsidiary							
ULIS	440,508,331	PC	34.0	40.0	PC	34.0	40.0
Vectronix AG subsidiary							
Vectronix Inc	USA	FC	100.0	100.0	FC	100.0	100.0
Snecma subsidiaries							
Snecma Services SA - 75015 Paris	562,056,408	FC	100.0	100.0	FC	100.0	100.0
CFM International SA - 75105 Paris	302,527,700	PC	50.0	50.0	PC	50.0	50.0
CFM International Inc. - City of Dover, Co Kent - Delaware 19901	USA	PC	50.0	50.0	PC	50.0	50.0
Famat - 44614 Saint-Nazaire cedex	321,853,798	PC	50.0	50.0	PC	50.0	50.0
Snecma Participations	440,291,888				FC	2.0	0.0
Snecma Participations subsidiary							
Snecma Suzhou	China				FC	100.0	100.0
Hispano-Suiza subsidiary							
Hispano-Suiza Canada	Canada	FC	100.0	100.0	FC	100.0	100.0
Hispano-Suiza Polska	Poland				FC	4.0	0.0
Snecma Services subsidiary							
Snecma Services Participations SA - 75015 Paris	414,815,399	FC	100.0	100.0	FC	100.0	100.0
Snecma Services Participations subsidiary							
Snecma Services Brussels - 1200 Woluwé Saint Lambert	Belgium	FC	100.0	100.0	FC	100.0	100.0
Snecma Morocco Engine Services	Morocco				FC	0.0	0.0
Snecma Services Participation Inc. - Cincinnati, Ohio 45242	USA				FC	5.0	0.0
CFM International Inc. subsidiary							
Shannon Engine Support Ltd - Shannon, Co Clare	Ireland	PC	50.0	50.0	PC	50.0	50.0
Snecma Services Participation inc. subsidiary							
Propulsion Technologies International - Miami, Florida 33122	USA				FC	6.0	0.0
Aircelle subsidiaries							
Aircelle Ltd - Burnley Lancashire	UK	FC	100.0	100.0	FC	100.0	100.0
SLCA - 57192 Floranges	317,401,065	FC	100.0	100.0	FC	100.0	100.0
Aircelle Maroc	Morocco	FC	100.0	100.0	FC	100.0	100.0
Techspace Aero subsidiary							
Techspace Aero Inc. - Cincinnati, Ohio 45246	USA	FC	51.00	100.0	FC	55.78	100.0
Filiale de Techspace Aero Inc.							
Cenco Inc. - Minnesota 55112	USA	FC	51.00	100.0	FC	55,78,	100.0

FC: full consolidation / PC: proportional consolidation / EQ: equity affiliate / NC: not consolidated / *: frozen retained earning

(3) classified as discountinued operations

(4) full consolidation in 2008, only for first quarter results, for Sagem Monetel and Sagem Denmark

(5) disposal in 2008

Company name, Form, Registered Business Address	Siren N° country	2007 Method	2007 % interest	2007 % control	2008 Method	2008 % interest	2008 % control
Etablissements Vallaroche subsidiaries							
Soreval - L2633 Senningerberg	Luxembourg	FC	100.0	100.0	FC	100.0	100.0
Lexval 2 - 75015 Paris	428,705,438	FC	100.0	100.0	FC	100.0	100.0
Lexval 13 - 75015 Paris	440,291,938	FC	100.0	100.0	FC	100.0	100.0
Labinal subsidiary							
Globe Motors Inc. - Wilmington/Delaware 19808	Germany	FC	100.0	100.0	FC	100.0	100.0
Labinal de Mexico SA de CV - Chihuahua	Morocco				FC	100.00	100.0
Safran USA Inc. subsidiaries							
Labinal Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Messier-Bugatti Systems Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Cinch Connectors Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Globe Motors Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Labinal de Mexico SA de CV - Chihuahua	Mexico	FC	100.0	100.0	FC	100.0	100.0
Labinal Corinth Inc. - Corinth/Texas 76210	USA	FC	100.0	100.0	FC	100.0	100.0
Turbomeca USA Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Turbomeca Manufacturing Inc. - Monroe/Caroline du Nord	USA				FC	100.0	100.0
Labinal Investments Inc. - Grand Prairie/Texas 75052	USA				FC	100.0	100.0
Safran Employment Services Inc. - Grand Prairie/Texas 75052	USA				FC	100.0	100.0
Globe Motors Inc. subsidiary							
Globe Motors Portugal - Modivas Vila do Conde 4485-595	Portugal	FC	100.0	100.0	FC	100.0	100.0
Globe Motors de Mexico, SA de CV	Mexico				FC	100.0	100.0
Cinch Connectors Inc. subsidiary							
Cinch Connectors de Mexico, SA de CV	Mexico				FC	100.0	100.0
Turbomeca SA subsidiaries							
Microturbo SA - 31200 Toulouse	630,800,084	FC	100.0	100.0	FC	100.0	100.0
Turbomeca Africa Pty Ltd - Bonaero Park 1622	South Africa	FC	51.0	100.0	FC	51.0	100.0
Turbomeca Australasia	Australia	FC	100.0	100.0	FC	100.0	100.0
Turbomeca Canada	Canada	FC	100.0	100.0	FC	100.0	100.0
Turbomeca do Brasil	Brazil	FC	100.0	100.0	FC	100.0	100.0
Turbomeca Germany	Germany	FC	100.0	100.0	FC	100.0	100.0
Turbomeca Asia Pacific	Singapore	FC	100.0	100.0	FC	100.0	100.0
Turbomeca Sud Americana	Uruguay	FC	100.0	100.0	FC	100.0	100.0
Snecma Ltd subsidiary							
Turbomeca UK	UK	FC	100.0	100.0	FC	100.0	100.0
Messier-Bugatti subsidiary							
Messier-Bugatti USA Walton - Kentucky 41094	USA	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty International Ltd subsidiaries							
Messier-Dowty SA - 78142 Velizy	552,118,846	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty Ltd - Gloucester GL2QH	UK	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty Inc. - Ajax Ontario	Canada	FC	100.0	100.0	FC	100.0	100.0
Suzhou I	China				FC	100.0	100.0
Suzhou II	China				FC	100.0	100.0
Teuchos Holding subsidiaries							
Teuchos Exploitation - 78990 Elancourt (absorbée en 2008)	353,054,505	FC	100.0	100.0			
Teuchos Ingénierie - 78990 Elancourt	440,294,452	FC	100.0	100.0	FC	100.0	100.0
Teuchos Maroc	Morocco				FC	100.0	100.0
Safran Aerospace India Pvt Ltd	India				FC	90.47	100.0
Messier-Dowty Int. and Messier-Bugatti joint subsidiary							
Messier Services International - 78140 Velizy	434,020,996	FC	100.0	100.0	FC	100.0	100.0
Messier Services International subsidiaries							
Messier Services SA - 78140 Velizy	439,019,485	FC	100.0	100.0	FC	100.0	100.0
Messier Services Inc. - Sterling Virginia 20166-8914	USA	FC	100.0	100.0	FC	100.0	100.0
Messier Services Pte Ltd - Singapore 508985	Singapore	FC	100.0	100.0	FC	100.0	100.0
Messier Services Ltd - Gloucester GL29QH	UK	FC	100.0	100.0	FC	100.0	100.0
Messier Services Americas	Mexico	FC	100.0	100.0	FC	100.0	100.0
Messier Services Mexico	Mexico				FC	100.0	100.0
Orga Smart Chip Ltd subsidiary							
Orga Syscom Corporation Ltd	India	FC	100.0	100.0	FC	100.0	100.0
Messier Services International investment							
Hydrep - 35800 Saint-Lunaire	381,211,184	EQ	50.0	50.0	EQ	50.0	50.0
Messier Services Inc. Investment							
A-Pro Inc. Tallahassee Florida 32301	USA	EQ	50.0	50.0	EQ	50.0	50.0
Messier Services Pte Ltd subsidiary							
Messier Services Asia Pte Ltd - Singapore 508985	Singapore	FC	60.0	100.0	FC	60.0	100.0
Labinal Investments Inc. subsidiary							
Labinal de Chihuahua, SA de CV	Mexico				FC	100.0	100.0

FC: full consolidation / PC: proportional consolidation / EQ: equity affiliate / NC: not consolidated / *: frozen retained earning

2.6 Notes to the consolidated financial statements

2.6.1 Breakdown of the main components of profit(loss) from operations

2.6.1.1 Revenue

(in € millions)		Dec. 31, 2007	Dec. 31, 2008
Aerospace propulsion branch			
Original aircraft equipment		2,703	2,577
Aircraft spare parts		1,324	1,494
Maintenance & repair		1,096	1,146
R & D contracts		211	234
Other		219	313
	subtotal	5,553	5,764
Aircraft equipment branch			
Original aircraft equipment		1,373	1,546
Aircraft spare parts		473	515
Maintenance & repair		333	358
R & D contracts		80	83
Ingeneery		165	212
Other		137	134
	subtotal	2,561	2,848
Defense security branch			
Sagem Avionics		508	482
Sagem Optronics and Defense		416	468
Security		669	695
Other		1	-
	subtotal	1,594	1,645
Holding branch and other			
	subtotal	6	24
Total		**9,714**	**10,281**

2.6.1.2 Other income

Other income mainly comprises research tax credits as shown in the following table:

(in € millions)	Dec. 31, 2007	Dec. 31, 2008
Research tax credit	40	99
Other operating subsidies	11	23
Other operating income	15	5
Total	**66**	**127**

The increase in research tax credits is due to new taxation provisions.

2.6.1.3 Raw materials and consumables used

Raw materials and consumables for the year primarily consist of raw materials, supplies, sub-contracting purchases and all external services.
They break down as follows:

(in € millions)	Dec. 31, 2007	Dec. 31, 2008
Raw materials, supplies and others	(1,862)	(1,961)
Bought-in goods	(202)	(235)
Changes in inventories	119	61
Sub-contracting	(2,320)	(2,291)
Purchases not held in inventory	(265)	(250)
External services expenses	(1,568)	(1,799)
Total	**(6,098)**	**(6,475)**

2.6.1.4 Personnel costs

(in € millions)	Dec. 31, 2007	Dec. 31, 2008
Wages and salaries	(2,008)	(2,067)
Social security contributions	(794)	(846)
Statutory employee profit-sharing	(74)	(57)
Optional employee-profit sharing	(81)	(86)
Additional contributions	(20)	(16)
Other employee costs	(55)	(61)
Total	**(3,032)**	**(3,133)**

2.6.1.5 Depreciation, amortisation and increase in provisions net of use

(in € millions)	Dec. 31, 2007	Dec. 31, 2008
Depreciation and amortisation net expenses		
- intangible assets	(232)	(267) (*)
- property, plant and equipment	(274)	(278)
Total depreciation and amortisation net expenses	**(506)**	**(545)**
Increase in provisions, net of use	**(212)**	**(50)**
Total depreciation, amortisation, increase in provisions net of use	**(718)**	**(595)**

(*) including depreciation and amortisation of assets adjusted to fair value on the acquisition of the Snecma Group: (€161 million) as of December 31, 2008, compared to (€157 million) as of December 31,2007.

2.6.1.6 Asset impairment

	Impairment expenses		Use of provisions	
(in € millions)	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008
Assets impairment				
- tangible and intangible assets	(102)	(35)	16	18
- financial assets	(53)	(13)	-	14
- inventories	(302)	(411)	254	402
- receivables	(49)	(62)	58	47
Total	**(506)**	**(521)**	**328**	**481**

2.6.1.7 Other income / operating expenses

Other income and operating expenses mainly include:

(in € millions)	**Dec. 31, 2007**	**Dec. 31, 2008**
Capital gains / losses on asset disposals	(6)	135 (*)
Royalties, patents and licenses	(10)	(12)
Cancellation of debts	(8)	-
Loss on irrecoverable receivables	(6)	(9)
Other operating income and expenses	19	(29)
Total	**(11)**	**85**

(*) Including a capital gain of €146 million on the transfer of the payment terminal activities to Ingenico.

2.6.2 Financial income (loss)

(in € millions)	Dec. 31, 2007	Dec. 31, 2008
Finance costs in relation to interest-bearing liabilities	(56)	(54)
Finance income in relation to cash and cash equivalents	46	35
Cost of net borrowings and long-term debt	**(10)**	**(19)**
Loss on financial instruments	(287)	(626)
Gain on financial instruments held for trading	-	-
Foreign exchange gain	342	10
Foreign exchange gains (losses) on provisions	39	(19)
Foreign exchange financial income	**94**	**(635)**
Net costs of proceeds from disposal of fixed assets	(15)	-
Reversals of provisions	(4)	(122)
Increase in provisions	-	91
Discount impact	(30)	(35)
Other	(1)	4
Total other finance (costs) / income	**(50)**	**(62)**
Total Finance results	**34**	**(716)**
of which finance costs	**(393)**	**(856)**
of which finance income	**427**	**140**

Impact of financial instruments on profit or loss:

Au 31 décembre 2007 *(en millions d'euros)*	Interest income	Interest expense	Impairment expense	Fair value remeasurement through P&L (1)	Capital gains and losses	Discounting reversal expense	Other	P&L impact
Assets held for sale								
- Non-consolidated investments			(4)		(15)		1	**(18)**
Financial loans	5		-	-	-	-	-	**5**
Trade receivables	2		-	(76)	-	-	-	**(74)**
Financial assets designated as at fair value								
- Cash equivalents at fair value through P&L	-			18	5		-	**23**
- Derivatives designated as at fair value				32	-		-	**32**
Liabilities at amortized cost								
- Borrowings subject to specific conditions		(5)		-	-	(25)	-	**(30)**
- Interest bearing financial liabilities		(43)		-	-	-	-	**(43)**
- Trade and other payables		-		100	-	-	-	**100**
Total	**7**	**(48)**	**(4)**	**74**	**(10)**	**(25)**	**1**	**(5)**

(1) Including the impact of the remeasurement of financial derivatives denominated in foreign currencies

Au 31 décembre 2008 *(en millions d'euros)*	Interest income	Interest expense	Impairment expense	Fair value remeasurement through P&L (1)	Capital gains and losses	Discounting reversal expense	Other	P&L impact
Assets held for sale								
- Non-consolidated investments *			(3)		-		8	**5**
Financial loans	5		(17)	-	-	-	-	**(12)**
Trade receivables	3		-	148	-	-	-	**151**
Financial assets designated as at fair value								
- Cash equivalents at fair value through P&L				12			-	**12**
- Derivatives designated as at fair value				(624)	-		-	**(624)**
Liabilities at amortized cost								
- Borrowings subject to specific conditions		(5)		-	-	(26)	-	**(31)**
- Interest bearing financial liabilitiest		(52)		-	-	-	-	**(52)**
- Trade and other payables		-		(118)	-	-	-	**(118)**
Total	**8**	**(57)**	**(20)**	**(582)**	**0**	**(26)**	**8**	**(669)**

(1) Including the impact of the remeasurement of financial derivatives denominated in foreign currencies
* Of which € (42) million impact from the change in fair value recognized in equity

2.6.3 Income tax

2.6.3.1 Income tax expense

The income tax expense breaks down as follows:

(in € millions)	Dec. 31, 2007	Dec. 31, 2008
Current income tax / (expense)	(268)	(153)
Deferred tax income / (expense)	243	295
Total tax income / (expense)	**(25)**	**142**

The current tax expense corresponds to amounts paid or payable to the tax authorities in the short term in respect of the current period, in accordance with prevailing legislation in the various countries and certain agreements (e.g. group consolidated for tax purposes).

The capital gain on the Ingenico transaction is taxed on a tax base of 5% of the company capital gain of €212 million, representing a tax expense of €4 million.

A number of Group companies were the subject of tax audits during 2006 covering fiscal years 2003, 2004 and 2005. Some of these audits were ongoing in 2007. Provisions or expenses in the amounts companies have accepted or expect to accept were recorded in respect of these audits.

In 2008, a contingency provision was reversed in the amount of €7 million after a tax adjustment was abandoned.

2.6.3.2 Effective tax rate

The effective tax rate for continuing activities breaks down as follows:

(in € millions)	Dec. 31, 2007	Dec. 31, 2008
Profit (loss) before tax	167	(103)
Standard tax rate for the Group	34.43%	34.43%
Tax (expense)/income at standard rate	**(57)**	**35**
Impact of permanent differences	(14)	(4)
Impact of reduced tax rates	12	14
Impact on rate difference in Ingenico	-	47
Impact of not recognized taxes	40	3
Impact of tax adjustments	(6)	-
Impact of tax credits and other items	(14)	13
Current income tax / (expense) recognised in P&L	**(25)**	**142**
Effective taxe rate	(14,97%)	137.86%

Research tax credits were reclassified in Profit (loss) from operations.

The effective tax rate of 137.86% is mainly due to the different tax rate applicable to the capital gain arising on the transfer of the electronic payment solutions business to Ingénico.

2.6.3.3 Deferred tax assets and liabilities

2.6.3.3.1 Deferred tax assets and liabilities break down as follows:

(in € millions)	Assets	Equity and liabilities	Net
Net deferred tax assets (liabilities) as of Decembre 31, 2007	**158**	**745**	**(587)**
Deferred tax income (expenses) in the profit and loss statement	158	(137)	295
Deferred tax income (expenses) in discontinued operations	5	-	5
Reclassifications (*)	(32)	(30)	(2)
Impact of currency translation	(4)	3	(7)
Changes in scope of consolidation	10	37	(27)
Net deferred tax assets (liabilities) as of December 31, 2008	**295**	**618**	**(323)**

(*) of which € (1) million in assets held for sale

2.6.3.3.2 Deferred tax recognised in equity

No deferred tax was recognised directly in equity in fiscal years 2007 or 2008.

2.6.3.3.3 Deferred tax base

(in € millions)	**Dec. 31,2007**	**Dec. 31,2008**
Deferred tax asset bases		
Intangible and tangible assets	(2,979)	(3,159)
Inventories	229	121
Current Assets/ Liabilities	229	368
Financial Assets/ Liabilities	156	825
Provisions	900	1,069
Taxation adjustments	(191)	(227)
Losses carried forward and tax credits	181	197
Total deferred tax asset bases	**(1,475)**	**(806)**
Total gross deferred tax balance	**(513)**	**(236)**
Total deferred tax not recognised	**(74)**	**(87)**
Total net deferred taxes recognised	**(587)**	**(323)**

2.6.3.4 Current tax assets and liabilities

Current tax assets and liabilities break down as follows:

(in € millions)	Assets	Liabilities	Net
Net tax assets (liabilities) as of December 31, 2007	**27**	**43**	**(16)**
Movement during the period	101	4	**97**
Change in scope of consolidation	1	1	**-**
Reclassifications	(1)	(8)	**7**
Impact of currency translation	(1)	(1)	**-**
Net tax assets (liabilities) as of December 31, 2008	**127**	**39**	**88**

2.6.4 Earning per share

The Group's potentially dilutive ordinary shares include stock options and bonus shares issued for nil consideration to Sagem SA employees prior to the merger.

There were no other transactions involving shares or potential shares between the year-end and the completion of these financial statements.

Earnings per share are as follows:

	Index	Dec. 31, 2007	Dec. 31, 2008
Numerator (in € millions)			
Net profit for the period	(a)	39	(205)
Net profit from continuing operations	(i)	135	28
Net profit from discontinued operations	(j)	(96)	(233)
Denominator (in shares)			
Total number of shares	(b)	417,029,585	417,029,585
Number of treasury shares held	(c)	5,789,902	17,853,117
Number of shares excluding treasury shares	(d)=(b-c)	411,239,683	399,176,468
Weighted average number of shares (excluding treasury shares)	(d')	410,774,009	405,354,402
Potentially dilutive ordinary shares :			
Dilutive impact of purchase options and bonus shares granted to Sagem SA employees prior to the merger	(e)	237,887	-
Weighted average number of shares after dilution	(f)=(d'+e)	411,011,896	405,354,402
Ratio: earnings per share (in euro)			
Basic earnings per share: profit/(loss)	(g)=(a*1million)/(d')	0.09	(0.51)
Diluted earnings per share: profit/(loss)	(h)=(a*1million)/(f)	0.09	(0.51)
Ratio: earnings per share of continuing operations (in euro)			
Basic earnings per share: profit/(loss)	(k)=(i*1million)/(d')	0.33	0.07
Diluted earnings per share: profit/(loss)	(l)=(i*1million)/(f)	0.33	0.07
Ratio: earnings per share of discontinued operations (in euro)			
Basic earnings per share: profit/(loss)	(m)=(j*1million)/(d')	(0.24)	(0.58)
Diluted earnings per share: profit/(loss)	(n)=(j*1million)/(f)	(0.24)	(0.58)

2.6.5 Dividends, proposed and voted

Dividends proposed on treasury shares were not paid. They were transferred to retained earnings.

(in € millions)	Dec. 31, 2007	Dec. 31, 2008
Submitted for approval at the ordinary general meeting		
Dividend paid on ordinary shares	167	104
Net dividend per share (in €)	0.40	0.25
Acompte sur dividendes de 2008		
Dividend paid on ordinary shares		32
Net dividend per share (in €)		0.08
Voted and paid during the year		
Dividend paid on ordinary shares	90	165
Net dividend per share (in €)	0.22	0.40

2.6.6 Goodwill

Goodwill breaks down as follows:

(in € millions)	**Dec. 31, 2007** Net	Changes in scope of consolidation	Assets impairment	Impact of currency translation	**Dec. 31, 2008** Net
Snecma	253	-	-	-	**253**
Turbomeca SA	225	-	-	-	**225**
Aircelle	213	-	-	-	**213**
Labinal	208	-	-	-	**208**
Sagem identification	-	184	-	-	**184**
Hispano Suiza	96	-	-	-	**96**
Messier Dowty SAS	94	-	-	-	**94**
Messier Bugatti	93	-	-	-	**93**
Snecma Propulsion Solide	66	-	-	-	**66**
Sagem Orga	66	-	-	-	**66**
Teuchos SA	52	-	-	-	**52**
Techspace Aero	47	-	-	-	**47**
Snecma Services	46	-	-	-	**46**
Sagem Défense Sécurité	42	-	(1)	-	**41**
Vectronix	22	-	-	2	**24**
Microturbo SA	12	-	-	-	**12**
Technofan	-	10	-	-	**10**
Globe Motors Inc	9	-	-	-	**9**
Cinch Connectors Inc	5	-	-	1	**6**
Wuhan Tianyu Information Industry	4	(4)	-	-	**-**
Sofrance	4	-	-	-	**4**
Orga Zelenograd Smart Cards & Systems	3	-	-	-	**3**
Propulsion Technologies International	-	2	(2)	-	**-**
Teuchos Maroc	-	2	-	-	**2**
Others	1	1	-	-	**2**
Total	**1,561**	**195**	**(3)**	**3**	**1,756**

The SAFRAN Group performed impairment tests at entity level.

The main assumptions underlying the assessment of the value in use of the Cash-Generating Units are as follows:

- Operating forecasts take into account general economic data, specific inflation rates for each geographical area and a U.S. dollar exchange rate based on available market information and mid- to long-term macro-economic assumptions. Expected future cash flows are determined using the mid-term plans established for the next four years and expected flows for years 5 to 10. The average U.S. dollar rate adopted for fiscal years 2009 to 2012 is 1.47 and 1.35 thereafter (for comparative purposes, the average U.S. dollar rate adopted in fiscal year 2007 for fiscal years 2008 to 2011 was 1.50 and 1.35 thereafter).
- Terminal values are based on a growth rate of 1.5%, with the exception of the main entities of the Propulsion Branch, for which a growth rate of 2% was adopted.
- The benchmark discount rate is 8% after tax, applied to post-tax cash flows.

All impairment tests were performed based on value in use and not fair value based on a selling price.

It resulted that:

- No impairment in addition to that already recognised for the assets taken separately is necessary.
- The recoverable amount of each CGU totally justifies the goodwill recorded in Group assets.

In addition, a sensitivity analysis was carried out in respect of the principal SAFRAN Group goodwill balances, by varying the main assumptions as follows:

- Increase/decrease in the U.S.$ / € exchange rate of 5% ,
- Increase in the benchmark discount rate of 0.5%,
- Decrease in the perpetual growth rate of 0.5%.

The above changes in the main assumptions, taken individually, do not produce values in use below net carrying amounts.

2.6.7 Intangible assets

Intangible assets break down as follows:

(in € millions)	Dec. 31, 2007 Gross	Dec. 31, 2007 Amortisation/ impairment	Dec. 31, 2007 Net	Dec. 31, 2008 Gross	Dec. 31, 2008 Amortisation/ impairment	Dec. 31, 2008 Net
Brand names	147	(4)	143	**147**	**(5)**	**142**
Programs	2,695	(544)	2,151	**2,684**	**(736)**	**1,948**
Development expenditures	787	(260)	527	**1,008**	**(291)**	**717**
Concessions, patents, licences	52	(44)	8	**34**	**(26)**	**8**
Software	220	(159)	61	**262**	**(205)**	**57**
Customer relationships	19	(6)	13	**131**	**(12)**	**119**
Other	110	(32)	78	**165**	**(44)**	**121**
Total	**4,030**	**(1,049)**	**2,981**	**4,431**	**(1,319)**	**3,112**

The main assumptions underlying the determination of values in use and concerning operating forecasts and benchmark rates adopted, are detailed in Note 2.6.6.

Brand names with an indefinite life amount to €119 million and comprise the Snecma (€85 million) and Turbomeca (€34 million) brand names. The Snecma general interest brand name encompasses the related brand names of Snecma Moteurs, Snecma Services and Snecma Propulsion Solide.

The weighted average remaining amortisation period of the programs is approximately 10 years.

Movements in intangible assets break down as follows:

(in € millions)	**Gross**	**Amortisation/ impairment**	**Net**
December 31, 2007	**4,030**	**(1,049)**	**2,981**
Internally produced assets	249	-	249
Separate acquisitions	37	-	37
Disposals and assets removed	(14)	8	(6)
Amortisation	-	(260)	(260)
Impairment losses recognised in profit or loss	-	(15)	(15)
Reclassifications	4	(1)	3
Changes in scope of consolidation (*)	141	(2)	139
Impact of currency translation	(16)	-	(16)
December 31, 2008	**4,431**	**(1,319)**	**3,112**

(*) of which €138 million for the inclusion of Sagem Identification in the scope of consolidation as of september 1st, 2008

Research and development expenditure expensed in 2008 totaled €439 million (excluding discontinued operations) (€620 million in 2007).

Development expenditures capitalised in fiscal year 2008 totaled €228 million (€188 million in 2007).
In 2008, development expenditure amortisation was recognised in expenses in the amount of €42 million (€30 million in 2007).

In addition, revalued assets (allocation of the Snecma group purchase price) were amortised in the amount of €161 million.

Impairment tests essentially led to the impairment of development expenditure relating to the Propulsion Branch TP400 program in the amount of €12 million.

2.6.8 Property, plant and equipment

2.6.8.1 Breakdown

	Dec. 31, 2007			Dec. 31, 2008		
(in € millions)	Gross	Deprec./ impairment	Net	Gross	Deprec./ impairment	Net
Land	216	-	216	220	-	220
Buildings	821	(448)	373	895	(480)	415
Technical facilities, equipment and tooling	3,185	(2,257)	928	3,401	(2,316)	1,085
PP&E in course of construction, advances	244	(29)	215	280	(21)	259
Site development and preparation costs	23	(13)	10	24	(16)	8
Buildings on land owned by third parties	37	(14)	23	46	(19)	27
Computer hardware and other equipment	355	(273)	82	372	(279)	93
Total	**4,881**	**(3,034)**	**1,847**	**5,238**	**(3,131)**	**2,107**

The main assumptions underlying the determination of values in use and concerning operating forecasts and benchmark rates adopted, are detailed in Note 2.6.6.

Assets held under finance leases, recognised in property, plant and equipment, break down as follows:

	Dec. 31, 2007			Dec. 31, 2008		
(in € millions)	Gross	Deprec. / impairment	Net	Gross	Deprec. / impairment	Net
Land	5	-	5	3	-	3
Buildings	73	(40)	33	70	(32)	38
Technical facilities, equipment and tooling	42	(23)	19	42	(26)	16
Computer hardware and other equipment	22	(16)	6	19	(16)	3
Total	**142**	**(79)**	**63**	**134**	**(74)**	**60**

2.6.8.2 Movements

Movements in property, plant and equipment break down as follows:

(in € millions)	**Gross**	**Depreciation / impairment**	**Net**
December 31, 2007	**4,881**	**(3,034)**	**1,847**
Internally produced assets	48	-	48
Additions	461	-	461
Disposals and assets removed	(251)	200	(51)
Depreciation	-	(281)	(281)
Impairment expenses	-	-	-
Reclassifications (*)	9	(4)	5
Changes in scope of consolidation	130	(45)	85
Translation adjustments	(39)	32	(7)
December 31, 2008	**5,239**	**(3,132)**	**2,107**

(*) of which € 5 million in assets classified as held for sale

Impairment tests led to the recognition of an impairment charge of €6 million on some items of property, plant and equipment used in the production process in Snecma.

2.6.9 Non-current financial assets

Non-current financial assets include:

	Dec. 31, 2007			Dec. 31, 2008		
(in € millions)	Gross	Depreciation / impairment	Net	Gross	Depreciation / impairment	Net
Non-consolidated investments	**362**	**(143)**	**219**	**279**	**(133)**	**146**
Unlisted shares	296	(142)	154	256	(133)	123
Listed shares *	66	(1)	65	23	-	23
Other financial assets	**70**	**(3)**	**67**	**60**	**(3)**	**57**
Total	**432**	**(146)**	**286**	**339**	**(136)**	**203**

* that is a variation of the period of € (42) million

2.6.9.1 Non-consolidated investments

Non-consolidated investments include SAFRAN Group holdings in various non-consolidated companies, the most significant of which are:

(in € millions)	As of	Percentage of control	Shareholders' equity including profit/loss for the period	Net profit and loss	Net carrying amount Dec. 31, 2007	Net carrying amount Dec 31, 2008
Sichuan Snecma Aero-Engine Maintenance	31/12/2007	52.67	4.4	-	3.7	3.7
Messier Dowty Singapore Pte	31/12/2007	100.00	3.0	0.2	8.6	8.6
Arianespace Participation	31/12/2007	10.44	53.6	2.4	5.4	5.6
Embraer	31/12/2007	1.12	1,646.6	182.8	64.8	22.8
SMA	31/12/2007	100.00	(12.8)	(10.6)	-	-
Snecma America Engine Services	31/12/2007	51.00	7.8	(1.9)	3.2	4.7
GEAM	31/12/2007	19.98	125.6	36.1	40.7	26.7

The decrease in the fair value of Embraer listed shares was recognised directly in equity in the amount of €42 million in 2008, representing a cumulative net amount of negative €15 million as of December 31, 2008. The impairment of this asset is not necessary as the decrease in value is recent and primarily due to the fall in the Brazilian real against the euro. Furthermore, this asset is considered strategic and the Group intends to hold it in the long-term.

2.6.9.2 Other non-current financial assets

Other non-current financial assets break down as follows:

(in € millions)	December 31, 2007	Increases/ acquisitions	Redemptions/disposals	Changes in scope of consolidation	Reclassification	December 31, 2008
Loans to non consolidated companies	19	9	(10)	(17)	3	**4**
Loans to employees	23	3	(4)	-	(1)	**21**
Deposits and guarantees	7	12	(13)	4	-	**10**
Other	18	9	(2)	-	(3)	**22**
Total	**67**	**33**	**(29)**	**(13)**	**(1)**	**57**

Loans to non-consolidated companies correspond to revolving current account advances.

2.6.10 Investments in associates

A-Pro, Hydrep and SEMMB are consolidated under the equity method on account of the terms of the agreements with the other partners.

Ingenico is equity accounted with effect from March 31, 2008. The value in use of SAFRAN's investment in Ingenico is determined based on the present value of future cash flows over a period of 10 years, discounted at a benchmark rate and the terminal value, based on standardised flows representing long-term activities and taking account of the perpetual growth rate and the benchmark rate. Future cash flow forecasts are determined based on prudent and credible forecasts. The perpetual growth rate adopted as of December 31, 2008 is +1.5%. The benchmark rate for discounting future cash flows was determined based on analysts' studies published at the end of 2008, producing an average rate of 10%. The resulting value in use does not require the recognition of an impairment in respect of this asset as of December 31, 2008.

In addition, this investment was subject to a sensitivity analysis, varying the perpetual growth rate by -0.5% and the benchmark discount rate for future cash flows by +0.5%. The above changes in the main assumptions, taken individually, do not produce values in use below net carrying amounts.

The Group's share in the net worth and profit or loss of associates breaks down as follows:

	Dec. 31, 2007	**December 31, 2008**			
(in € millions)	Net	% interest	**Shareholders' equity**	**Income from associates**	Net
Ingenico (1) (4)	-	22.37%	202	3	205
Cinch SA (2)	10	100.00%	10	-	10
SEM MB	6	49.96%	5	4	9
A-Pro Inc.	6	50.00%	6	1	7
Frozen entities SAGEM (3)	7	100.00%	7	-	7
Hydrep	5	50.00%	4	2	6
Total	**34**		**234**	**10**	**244**

(1) Due to the lack of published accounts by Ingenico at the date of publication of the present document, the share of income for 2008 has been determined based on the results as published by Ingenico for the first half year and on forcasts provided by a consensus of analysts for the second half year.
(2) Companies to be merged and whose retained earning have been frozen as of January 1, 2005
(3) Companies to be excluded from the scope of consolidation and whose retained earnings have been frozen
(4) Stock value totaled €118 million as of December 31, 2008 (10 663 046 shares at €11.25 per value each)

Movements in Investments in associates break down as follows:

(in € millions)	
December 31, 2007	**34**
Changes in scope of consolidation *	203
Income from associates	10
Other movements	(3)
December 31, 2008	**244**

* Of which €205 million for the inclusion of Ingenico in the scope of consolidation

2.6.11 Other non-current assets

(in € millions)	Dec. 31, 2007	Movements during the period	Changes in scope of consolidation	Reclassifications	Dec. 31, 2008
Receivables on disposal of property, plant and equipment	2	5	-	-	**7**
Receivables relating to employees taking early retirement	8	(6)	-	-	**2**
Total	**10**	**(1)**	**-**	**-**	**9**

2.6.12 Current financial assets

Current financial assets mainly correspond to financial assets maturing in less than one year initially classified as non-current.
They break down as follows:

(in € millions)	Dec. 31, 2007	Dec. 31, 2008
Sales-financing loans	34	10
Loans to non consolidated companies *	69	95
Loans to employees	4	3
Total	**107**	**108**

* including a loan from SAFRAN to CFM at the same conditions as those described in §2.6.22

Sales-financing loans correspond to loans granted on an exceptional basis to SAFRAN's customers or Group companies as an alternative to financial guarantees (see Note 2.9.4). They are recorded in the balance sheet as loans.

2.6.13 Inventories and work-in-progress

Inventories break down as follows:

	Dec. 31, 2007	Dec. 31, 2008
(in € millions)	Net	Net
Raw materials and other supplies	590	615
Work-in-progress	1,295	1,293
Work in progress and finished goods	1,452	1,683
Bought-in goods	83	82
Total	**3,420**	**3,673**

Movements in inventories and work-in-progress break down as follows:

(in € millions)	Gross	Write-down	Net
December 31, 2007	**3,936**	**(516)**	**3,420**
Movement during the period	309	-	309
Impairment expense	-	(30)	(30)
Reclassification (*)	10	(1)	9
Changes in scope of consolidation	32	(3)	29
Impact of currency translation	(71)	7	(64)
December 31, 2008	**4,216**	**(543)**	**3,673**

(*) of which € 6 million in assets held for sale

2.6.14 Trade and other receivables

Trade and other receivables break down as follows:

(in € millions)	Dec. 31, 2007 Net	Movement during the period	Net impairment	Changes in scope of consolidation	Reclassification (*)	Impact of currency translation	Dec. 31, 2008 Net
Operating receivables	**3,828**	**(92)**	**(16)**	**80**	**(1)**	**(22)**	**3,777**
Debit balances on trade payables / advance payments to suppliers	246	(16)	-	2	(5)	-	227
Trade receivables	3,560	(76)	(16)	79	4	(22)	3,529
Current operating accounts	7	1	-	(1)	-	-	7
Employee-related receivables	15	(1)	-	-	-	-	14
Other receivables	**98**	**6**	**-**	2	**(1)**	**(1)**	**104**
Prepaid expenses	47	19	-	1	-	(2)	65
Other receivables	51	(13)	-	1	(1)	1	39
Total	**3,926**	**(86)**	**(16)**	**82**	**(2)**	**(23)**	**3,881**

(*) of which € 3 millions in liabilities associated with assets classified as held for sale

2.6.15 Discontinued operations

The following table presents a breakdown of the results from discontinued operations:

(in € millions)	Dec. 31, 2007	Dec. 31, 2008
Revenue	1,781	340
Raw materials and consumables used	(1,387)	(408)
Personnel costs	(288)	(81)
Depreciation and amortization expense , increase in provisions, asset impairment	(101)	(150)
Other operating income / expenses	(84)	(28)
Profit (loss) from operations	(79)	(327)
Net finance costs / income	(12)	(10)
Income tax expense on discontinued operations	(5)	110
Income (loss) on the disposal of the Broadband activity	-	(6)
Profit from discontinued operations	**(96)**	**(233)**

The Mobile Phones business reported a pre-tax loss from operations of €190 million, to which non-recurring expenses relating to the withdrawal decision must be added in the amount of €41 million for asset impairment and €96 million for commitments given. After inclusion of a financial loss of €10 million, the loss before tax is €337 million. The Loss for the period after tax is €227 million.

The net gain on the sale of the Broadband business in January 2008 (classified in discontinued operations as of December 31, 2007) is €29 million. The related tax expense is €35 million.

The assets and liabilities of Sagem Mobiles discontinued operations and the groups of assets and liabilities held for sale break down as follows:

(in € millions)	December 31, 2007 Monetel / Sagem Denmark	Sagem Communications	Workshop of Techspace Aero	Total
Goodwill	1	26	-	**27**
Fixed assets	15	74	6	**95**
Current Assets	67	572	18	**657**
Total assets held for sale	**83**	**672**	**24**	**779**
Non-current liabilities	2	36	2	**40**
Current liabilities	26	376	10	**412**
Total liabilities held for sale	**28**	**412**	**12**	**452**

(in € millions)	December 31, 2008 Sagem Mobile(*)	Total
Goodwill	-	-
Fixed assets	-	-
Current Assets	61	**61**
Total assets held for sale	**61**	**61**
Non-current liabilities	-	-
Current liabilities	39	**39**
Total liabilities held for sale	**39**	**39**

(*)Business in China classified as held for sale.

All transactions in progress as of December 31, 2007 were completed during fiscal year 2008.

2.6.16 Other current assets

(in € millions)	Dec. 31, 2007	Movements during the period	Changes in scope of consolidation	Reclassifications (*)	Translation adjustements	Dec. 31, 2008
VAT receivables	167	8	3	-	(1)	177
State aid, accrued receivables	3	2	-	-	-	5
Other State receivables	13	8	-	-	-	21
Total	**183**	**18**	**3**	**-**	**(1)**	**203**

2.6.17 Cash and cash equivalents

(in € millions)	Dec. 31, 2007	Dec. 31, 2008
Maturity less than 3 months from trade date with no interest rate risk		
Negotiable debt securities	390	566
UCITS	9	5
Money market accounts	101	180
Sight and time deposits	230	168
Total	**730**	**919**

(in € millions)	
December 31, 2007	**730**
Movement during the period	174
Changes in scope of consolidation	18
Reclassification (*)	(1)
Impact of currency translation	(2)
December 31, 2008	**919**

(*) of which € (1) million in liabilities associated with assets classified as held for sale

2.6.18 Summary of financial assets

2.6.18.1 Fair value of financial assets

The table below presents the net carrying amount and fair value of the Group's financial instruments as of December 31, 2008 and December 31, 2007:

	Carrying amount					
	At amortised cost		At fair value		Total	Fair value
December 31, 2007 *(in € millons)*	Loans and receivables (a)	Assets held to maturity (b)	Assets at fair value through P&L (c)	Assets available for sale (d)	=a+b+c+d	
Long term financial assets						
Non consolidated investments				219	219	219
Other long term financial assets - non current	67				67	67
Subtotal financial assets-non current	**67**			**219**	**286**	**286**
Long term financial assets- current	107				107	107
Derivative financial instruments - assets			126		126	126
Trade receivables	3,560				3,560	3,560
Current accounts and other receivables	58				58	58
Cash and cash equivalent			730		730	730
Subtotal financial assets-current	**3,725**		**856**		**4,581**	**4,581**
Total financial assets	**3,792**		**856**	**219**	**4,867**	**4,867**

	Carrying amount					
	At amortised cost		At fair value		Total	Fair value
December 31, 2008 *(in € millons)*	Loans and receivables (a)	Assets held to maturity (b)	Assets at fair value through P&L (c)	Assets available for sale (d)	=a+b+c+d	
Long term financial assets						
Non consolidated investments				146	146	146
Other long term financial assets - non current	57				57	57
Subtotal financial assets-non current	**57**	-	-	**146**	**203**	**203**
Long term financial assets- current	108				108	108
Derivative financial instruments - assets			138		138	138
Trade receivables	3,529				3,529	3,529
Current accounts and other receivables	46				46	46
Cash and cash equivalent			919		919	919
Subtotal financial assets-current	**3,683**	-	**1,057**	-	**4,740**	**4,740**
Total financial assets	**3,740**	-	**1,057**	**146**	**4,943**	**4,943**

- Assets held for sale

Assets held for sale mainly concern investments in industrial companies to be held on a long-term basis. Fair value is determined by reference to stock market prices for listed shares or an estimate of the value in use for non-listed shares, or failing this, at acquisition cost.

- Derivative instrument assets

The fair value of currency derivatives was calculated by reference to the market price at the measurement date. Following the SAFRAN Group decision as of July 1, 2005 to use so-called speculative accounting for its derivatives, the change in fair value of these instruments is recognised in Financial income (loss). However, fair value gains and losses on financial instruments recognised as of June 30, 2005 in reserves in the negative amount of €233 million in respect of the effective portion of cash flow hedges, were released to the income statement via revenue in fiscal years 2005 to 2007, following the use of hedges existing at this date (€117 million in 2007).

- Cash and cash equivalents, trade receivables and payables and interest-bearing current liabilities:

Fair value is equal to the net carrying amount of these items, due to their extremely short-term nature.

2.6.18.2 Financial assets maturity schedule

The maturities of current and non-current financial assets break down as follows:

(in € millions)	Carrying value	Neither past due nor impaired	Past due and not impaired (in days) < 30	31 - 90	90 - 180	181 - 360	> 360	Total past due	Past due and impaired
December 31, 2007									
Current financial assets	107	102	-	1	-	2	2	**5**	-
Non current financial assets (1)	67	67						**-**	-
Trade receivables	3,560	2,988	203	224	50	41	21	**539**	33
Current operating accounts and other receivables	58	54	1	-	-	1	2	**4**	-
December 31, 2008									
Current financial assets	**108**	**108**	-	-	-	-	-	**-**	-
Non current financial assets (1)	**57**	**57**						**-**	-
Trade receivables	**3,529**	**2,918**	**166**	**235**	**69**	**76**	**35**	**581**	**30**
Current operating accounts and other receivables	**46**	**42**	**2**	-	-	-	**1**	**3**	**1**

(1) excluding non-consolidated investments

2.6.18.3 Fixed-rate and floating-rate financial assets

Fixed-rate and floating-rate financial assets break down as follows:

	Dec. 31, 2007		Dec. 31, 2008	
(in € millions)	Base	Interest rate	**Base**	**Interest rate**
Non current financial assets (1)	67	1,50%	57	0,22%
Current financial assets	107	4,45%	108	5,19%
Financial assets	**174**	**3,31%**	**165**	**3,47%**
Cash and cash equivalents	**730**	**Eonia/Fed**	**919**	**Eonia/Fed**
Total	**904**		**1 084**	

(1) excluding non-consolidated investments

2.6.19 Consolidated shareholders' equity

2.6.19.1 Share capital

As of December 31, 2008, the share capital of SAFRAN was fully paid up and comprised 417,029,585 shares of €0.20 par value each.

SAFRAN's shareholders' equity does not include any equity instruments issued other than its shares.

(in € millions)	**Dec. 31, 2007**	**Dec. 31, 2008**
Net debt (§ 2.6.25.)	169	635
Shareholder's equity	4,505	3,874
Gearing	**4%**	**16%**

2.6.19.2 Breakdown of share capital and voting rights

Each share carries entitlement to one vote. Shares held in registered form for over two years have double voting rights.
The 17,853,117 treasury shares have no voting rights.

Changes in the breakdown of share capital and voting rights are as follows:

December 31, 2007

Shareholders	Number of shares	% Share capital	Number of voting rights	% Voting rights
Private investors	168,969,389	40.51%	181,711,477	33.09%
French State	126,811,995	30.41%	151,578,017	27.61%
Employee's shares	84,685,354	20.31%	156,416,390	28.49%
AREVA	30,772,945	7.38%	59,363,695	10.81%
Treasury shares	5,789,902	1.39%	-	-
Total	**417,029,585**	**100.00%**	**549,069,579**	**100.00%**

December 31, 2008

Shareholders	Number of shares	% Share capital	Number of voting rights	% Voting rights
Private investors	153,952,241	36.92%	166,856,292	30.94%
French State	125,940,227	30.20%	150,706,249	27.95%
Employee's shares	88,511,055	21.22%	162,364,050	30.11%
AREVA	30,772,945	7.38%	59,363,695	11,00%
Treasury shares	17,853,117	4.28%	-	-
Total	**417,029,585**	**100.00%**	**539,290,286**	**100.00%**

2.6.19.3 Consolidated retained earnings

Movements in consolidated retained earnings are as follows:

	M€
Consolidated retained earnings as of December 31, 2007	**4,189**
- Allocation of 2007 net profit to consolidated retained earnings	39
- Dividend distribution	(165)
- Interim dividends	(32)
- Treasury shares	(151)
- Currency translation adjustment	(12)
- Other	2
Consolidated retained earnings as of December 31, 2008	**3,870**

SAFRAN Group deducted €151 million of treasury shares from shareholders' equity during the fiscal year, in addition to the €101 million of treasury shares deducted as of January 1, 2008.
On May 28, 2008, the Shareholders' Meeting authorized the Management Board to buy and sell company shares. Pursuant to this authorization, the company purchased 13,842,887 shares on the stock market for a total consideration of €173 million and sold 1,494,795 shares for a total consideration of €19 million.

In addition, 284,877 stock options were exercised in 2008 under the 2003 plan which expired in 2008, for an amount of €3 million.

The SAFRAN Group does not own any hybrid financial instruments with equity components that should be classified in shareholders' equity.

2.6.19.4 Share-based payments

2.6.19.4.1 Stock purchase options

The Group granted its employees stock purchase options under the following plans:

	Plan 2002	Plan 2003	Plan 2004
Date of Shareholders' Meeting	05.17.2002	04.23.2003	04.21.2004
Date of Management Board Meeting (Board of Directors meeting prior to April 24, 2001)	05.17.2002	04.23.2003	04.21.2004
Start date from which options may be exercised	05.17.2004	04.23.2005	04.21.2008
Expiry date	05.17.2007	04.23.2008	04.21.2009
Strike price in euro (*)	10.29	10.63	17.26
Number of options granted (*)	1,166,667	1,050,435	750,000
Number of beneficiaries	197	173	96

(*) adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004

Changes in the number of options and the average strike price are as follows:

Figures adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004	Number of options	Weighted average strike price
Number of options outstanding as of December 31, 2006	2,146,705	12.86
Number of options granted in 2007	-	-
Number of options exercised in 2007	(821,250)	10.45
Number of options expired in 2007 and not exercised	(120,225)	10.29
Number of options outstanding as of December 31, 2007	1,205,230	14.76
Number of options available for exercise as of Dec. 31, 2007	455,230	10.63
Number of options granted in 2008	-	-
Number of options exercised in 2008	(284,877)	10.63
Number of options expired in 2008 and not exercised	(170,353)	10.63
Number of options outstanding as of December 31, 2008	750,000	17.26
Number of options available for exercise as of Dec. 31, 2008	750,000	17.26

A total of 750,000 options were available for exercise at the year-end.

Outstanding options have a strike price of €17.26. They have a contractual weighted average maturity of 111 days as of December 31, 2008.

The breakdown of the number of options per plan is as follows:

number of options (adjusted)	Dec. 31, 2007	Dec. 31, 2008
2002 Plan	-	-
2003 Plan	455,230	-
2004 Plan	750,000	750,000
Total options	**1,205,230**	**750,000**

Only those plans granted after November 7, 2002 and not yet vested as of January 1, 2006 are measured and recognised. Plans granted prior to November 7, 2002 are not therefore recognised. Under these conditions, two stock purchase option plans (2003 and 2004 plans) were measured and recognised using the Black & Scholes model.

The expense recognised in respect of 2008 concerns the 2004 plan.

No plan was granted in 2008.

	Plan 2004
Valuation of stock option plans (in € millions)	4.00
Share price when options granted (in euro) *	18.10
Option subscription price (in euro) *	17.26
Volatility	30%
Risk-free interest rate	3,2 % - 3, 32 %
Vesting period	4 years
Exercise period	5 years
Dividend distribution rate	1.07%

* Figures adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004

The expected volatility corresponds to the volatility of the share in the past 2 years.

The expense recognised in the income statement was €0.3 million for the year ended December 31, 2008 and €1 million for the year ended December 31, 2007, respectively.

2.6.19.4.2 Bonus shares granted to SAGEM SA employees prior to the merger

The Extraordinary Shareholders' Meeting of May 11, 2005 decided a bonus share issue in favor of Sagem SA employees, prior to the merger, in accordance with the new regulations set forth in the 2005 French Finance Law. All employees received 50 shares, provided they had at least one year's service on the eve of the Extraordinary Shareholders' Meeting and held, directly or indirectly, Sagem SA shares through the company mutual funds. The total expense represented by this bonus share issue was determined under IFRS based on market prices and turnover assumptions. It is amortised on a straight-line basis over the 2-year vesting period, as from the date of grant by the Management Board.

Bonus shares granted to employees definitively vested in May 2007. No expense was recognised in 2008, compared to an expense of €2.5 million in 2007.

2.6.20 Provisions for contingencies and losses

Provisions for contingencies and losses break down as follows

(in € millions)	**Dec. 31, 2007**	Increase in provisions	Utilization	Changes in scope of consolidation	Other movements (*)	**Dec. 31, 2008**
Reserves for performance warranties	359	300	(226)	1	(5)	429
Financial guarantees	82	30	(33)	-	-	79
Services to be rendered	472	133	(184)	-	1	422
Employee-related commitments	59	29	(17)	-	(29)	42
Post employment benefits	393	31	(31)	-	(8)	385
Sales agreements and long-term receivables	141	144	(81)	1	-	205
Losses to completion	509	458	(440)	1	(3)	525
Disputes and litigation	43	8	(16)	-	1	36
Negative equity of non-consolidated companies	14	1	(4)	2	(1)	12
Other	113	225	(113)	-	(4)	221
Total	**2,185**	1,359	(1,145)	5	(48)	**2,356**
Non-current	**1,052**	412	(201)	2	(187)	**1,078**
Current	**1,133**	947	(944)	3	139	**1,278**

(*) of which €34 million reclassified in workforce debt.

No significant provisions to cover environmental risks were recognised during the year.

Reversals of provisions break down as follows:
- Used €(575) million
- Transferred €(226) million
- Reversals not used €(344) million

2.6.20.1 Post-employment benefits

The Group bears various commitments in respect of defined-benefit pension plans, retirement termination payments and other commitments in France and abroad. The accounting treatment of these various commitments is detailed in the valuation rules and methods.

The Group's financial position with respect to these commitments is as follows:

(in € millions)	Dec.31,2007	France	UK	Europe other	Canada	**Dec.31,2008**
Gross commitments	663.1	296.0	188.4	57.4	15.8	**557.6**
Fair value of assets	293.5	5.4	146.5	30.1	13.5	**195.5**
Unrecognised items	(23.2)	(35.2)	11.8	0.2	1.2	**(22.0)**
Provision	392.9	325.8	30.1	27.2	1.2	**384.3**
- Defined benefit retirement plans	*86.0*	*21.0*	*30.1*	*20.7*	*1.2*	**73.0**
- Retirement termination payments	*279.9*	*279.7*	*0.0*	*6.2*	*0.0*	**285.9**
- Other employee benefits	*27.0*	*25.1*	*0.0*	*0.3*	*0.0*	**25.4**

Main assumptions used to calculate commitments:

(en millions d'euros)		Euro Zone	U.K.	Switzerland	Canada
Discount rate	*Dec.31,2007*	*5.00%*	*5.80%*	*3.00%*	*5.50%*
	Dec. 31,2008	**6.00%**	**6.50%**	**3.75%**	**6.60%**
Inflation rate	*Dec.31,2007*	*2.00%*	*3.20%*	*1.00%*	*2.50%*
	Dec. 31,2008	**2.00%**	**3.00%**	**1.00%**	**2.50%**
Expected rate of return on plan assets	*Dec.31,2007*	*5.00%*	*6,95%-7,78%*	*4.50%*	*6.50%*
	Dec. 31,2008	**5.00%**	**6,75%-7,50%**	**4.50%**	**6.00%**
Increase in rate of salary	*Dec.31,2007*	*1,50%-5,00%*	*4.45%*	*1.50%*	*3,5%-4,5%*
	Dec. 31,2008	**1,50%-5,00%**	**4.25%**	**1.50%**	**3,50%-4,50%**
Retirement age	Executives	63 / 65 year old	65 year old	64 year old	65 year old
	Non executives	61 year old			60 year old

As of December 31, 2008, SAFRAN Group adopted a rate of 6% for the valuation of employee-related commitments in the euro zone, corresponding to the Iboxx bond index for investment grade companies (AA rating) as of November 30, 2008, adjusted for financial values. This adjustment enabled the downturn observed as of December 31, 2008 to be taken into consideration.

If a rate of 5.6% had been used, corresponding to the Iboxx rate as of December 31, 2008 for bonds issued by investment grade companies (AA), adjusted for bonds issued by financial companies downgraded in December, the impact on net profit for fiscal year 2008 and on the provision as of December 31, 2008 would not have been material (less than €1 million). In addition, the value of SAFRAN Group benefit obligations would have increased by €9 million as of December 31, 2008, leading to an increase in unrecognised actuarial gains and losses of the same amount.

Plan assets allocation as of December 31, 2008 and expected rate of return in 2009:

	France		UK		Europe other		USA/Canada	
	%	Expected rate of return in 2009	%	Expected rate of return in 2009	%	Expected rate of return in 2009	%	Expected rate of return in 2009
Shares	0.0%	0.0%	72.0%	8.1%	15.6%	5.7%	52.5%	7.3%
Bonds and borrowings	0.0%	0.0%	23.2%	5.0%	54.5%	3.4%	42.5%	4.3%
Property	0.0%	0.0%	1.3%	7.2%	12.1%	4.1%	-	-
Cash and cash equivalents	0.0%	0.0%	1.8%	5.0%	7.7%	1.7%	5.0%	3.0%
Other	100.0%	5.0%	1.62%	7.20%	10.05%	4.97%	0.00%	0.00%

* in France the plan is funded in euros with a minimum return guaranteed

History of commitments:

(en millions d'euros)	31.12.2004*	31.12.2005	31.12.2006	31.12.2007	**31.12.2008**
Gross commitments	**62.0**	**674.2**	**721.4**	**663.1**	**557.7**
Fair value of assets	**0.0**	**248.9**	**281.3**	**293.5**	**195.5**
Provision	**61.0**	**403.5**	**416.5**	**392.9**	**384.3**
Experience adjustments	ND	ND	15.1	28.7	**57.0**
in % of commitments			***2%***	***4%***	***10%***

(*) Figures for Sagem Group only are not comparable

2.6.20.1.1 Defined-benefit retirement plans

a) Presentation of benefits

- In France

A supplemental defined benefit retirement plan was implemented by Snecma in 1985 and closed on June 30, 1995 using a step mechanism that allows eligible employees with the company as of that date to maintain their benefits, in whole or in part.
Eligible employees who were at least 60 years of age on July 1, 1995 had their previous time with the company bought at a rate of 2% per year in which contributions were made, in the form of capital. Eligible employees who were between 45 and 55 years of age on July 1, 1995 had their potential benefits frozen as of July 1, 1995 and calculated at a rate of 1.86%, provided that they stay with the company until the close-out of their retirement. Eligible employees who were between 55 and 60 years of age on July 1, 1995 benefit from the incremental benefit based on their actual and total years of service, at a rate of 1.86%.
With the exception of those in this last age group, executives were then moved to a new supplemental defined contribution retirement plan. Group companies affected by this change were SAFRAN (for Snecma employees), Snecma, Snecma Services, Snecma Propulsion Solide, Hispano-Suiza, Messier-Bugatti, Messier-Dowty, Messier Services, Aircelle and Turbomeca.
The plan is funded by contributions to an insurance company which then manages payment of the pensions. On January 1, 2005, the insurance company was changed.
The Sagem Group companies have no plans of this nature.
As of December 31, 2008, only 532 claimants remain in active service and the last retirement is planned for 2013.

- Abroad

  - United Kingdom

There are two pension funds involving Messier-Dowty/Messier Services Ltd and Aircelle Ltd. These pension funds are "contracted out," which means they replace the mandatory supplemental retirement plan. They are managed by trusts. Employees participate in the funding through salary-based contributions. The contribution breakdown between employers and employees is on average 71% for the employer and 29% for the employee.

  - Euro Zone

The commitments primarily concern Techspace Aero in Belgium. In April 1997, the company subscribed a policy with an insurer guaranteeing employees the payment of a lump-sum or a pension at the time of death or retirement. The amount paid is based on the employee category, age, term of service and final salary. The benefit is funded in full by employer contributions.

  - Switzerland

Vectronix AG set up a retirement plan mutualized with Leica, the former shareholder of Vectronix AG. This defined benefit plan was intended for retired and active employees of Vectronix AG. On June 30, 2006, Vectronix AG terminated the contract with Leica, with effect as of December 31, 2006. Vectronix's assets were subsequently removed from the Leica fund, whose future had become uncertain and transferred to another insurer, Gemini, which granted Vectronix full independence in the management of its plan. In addition, at the time of this transfer, Vectronix AG purchased retirement annuities from the new insurer.

- Canada

Two pension plans exist within Messier-Dowty Inc. and Hispano-Suiza Canada (spin-off of Messier-Dowty Inc.): one plan for employees and a second plan for executives and top management. These plans are financed by employer (83%) and employee (17%) contributions.

b) Financial position

(in € millions)	Dec. 31, 2007	France	Other	**Dec. 31, 2008**
Gross commitments	366.0	24.7	255.1	**279.8**
Fair value of assets	293.4	5.3	189.9	**195.2**
Provision	86.0	21.0	52.0	**73.0**
Unrecognised items	(13.4)	(1.6)	13.1	**11.5**
- Actuarial adjustments	*(14.1)*	*(1.6)*	*12.0*	***10.4***
- Past service cost	*1.3*	*0.0*	*1.1*	***1.1***
- Unrecognised assets	*(0.6)*	*0.0*	*0.0*	***0.0***

(in € millions)	Gross commitments *(a)*	Fair value of assets *(b)*	Unrecognised items *(c)*	Provisions *= (a)-(b)-(c)*
Situation as of Jan. 1st, 2008	**366.0**	**293.4**	**(13.4)**	**86.0**
A. Pension scheme's charge				
Current service cost	12.0	0.0	0.0	
Financial cost	19.1	0.0	0.0	
Expected return on plan assets	0.0	19.3	0.0	
Recognised actuarial adjustments	0.0	0.0	1.2	
Change in scope of employee benefits	(1.2)	0.6	0.0	
Past service cost	0.0	0.0	(0.3)	
Recognition of assets under paragraph 58	0.0	0.0	0.6	
Total Pension scheme's charge	**29.9**	**19.9**	**0.9**	**9.1**
B. Employer's charge				
Employer's contributions	0.0	13.8		
Benefits paid	(14.8)	(14.8)		
Total Employer's charge	**(14.8)**	**(1.0)**	**-**	**(13.8)**
C. Other recognised items				
Unrecognised net assets				
Impact of currency translation	(56.3)	(47.7)	(1.0)	
Reclassification to assets held for sale	0.0	0.0	0.0	
Total other recognised elements	**(56.3)**	**(47.7)**	**(1.0)**	**(7.6)**
Change in provision				**(13.0)**
D. Other unrecognised items				
Employee's contributions	4.5	4.5	0.0	
Actuarial adjustments on period	(49.5)	(73.9)	24.4	
Past service cost on period				
Total other unrecognised items	**(45.0)**	**(69.4)**	**24.4**	
Situation as of Dec. 31, 2008	**279.8**	**195.2**	**10.9**	**73.0**

2.6.20.1.2 Retirement termination payments

a) Presentation of benefits

- In France

This heading includes commitments in respect of statutory termination payments due on retirement.

- Abroad

This heading includes commitments under early retirement plans in Sagem ORGA GmbH, Snecma Services Brussels and Vectronix AG.

b) Financial position

(in € millions)	Dec. 31, 2007	France	Other	**Dec. 31, 2008**
Gross commitments	270.1	246.2	6.2	**252.4**
Fair value of assets	0.1	0.1	-	**0.1**
Provision	279.8	279.7	6.2	**285.9**
Unrecognised items	(9.8)	(33.6)	0.1	**(33.5)**
- Actuarial adjustments	*(12.2)*	*(36.6)*	*0.1*	***(36.5)***
- Past service costs	*2.4*	*3.1*	*0.0*	***3.1***
- Unrecognised assets	*0.0*	*0.0*	*0.0*	***0.0***

(in € millions)	Gross commitments *(a)*	Fair value of assets *(b)*	Unrecognised items *(c)*	Provision *= (a)-(b)-(c)*
Situation as of Jan. 1st, 2008	**270.1**	**0.1**	**(9.8)**	**279.8**
A. Pension scheme's charge				
Current service cost	13.6	0.0	0.0	
Financial cost	13.3	0.0	0.0	
Expected return on plan assets	0.0	0.0	0.0	
Recognised actuarial adjustments	0.0	0.0	0.0	
Change in scope of employee benefits	0.6	0.0	0.1	
Past service costs	0.0	0.0	(0.2)	
Total Pension scheme's charge	**27.5**	**-**	**(0.1)**	**27.6**
B. Employer's charge				
Employer's contributions	0.0	0.0	0.0	
Benefits paid	(20.5)	0.0	0.0	
Total Employer's charge	**(20.5)**	**-**	**-**	**(20.5)**
C. Other recognised items				
Unrecognised net assets	0.0	0.0	0.0	
Impact of currency translation	(0.3)	0.0	0.0	
Reclassification to assets held for sale	0.0	0.0	0.0	
Total other recognised items	**(0.3)**	**-**	**-**	**(0.3)**
Change in provision	**6.8**	**0.0**	**(0.1)**	**6.8**
D. Other unrecognised items				
Employee's contributions	0.0	0.0	0.0	
Actuarial adjustments on period	(24.4)	0.0	(24.5)	
Past service cost on period	0.0	0.0	0.9	
Total other unrecognised items	**(24.4)**	**-**	**(23.6)**	**(0.8)**
Situation as of Dec. 31, 2008	**252.4**	**0.1**	**(33.6)**	**285.8**

2.6.20.1.3 Other employee benefits

a) Presentation of benefits

- In France

This heading mainly comprises commitments in respect of long-service awards, loyalty premiums and executive bonuses granted at Sagem Défense Sécurité, Sagem Sécurité and Safran Informatique.

b) Financial position

(in € millions)	Dec. 31, 2007	France	Other	**Dec. 31, 2008**
Gross commitments	27.0	25.1	0.3	**25.4**
Fair value of assets	-	0.0	0.0	**0.0**
Provision	27.0	25.1	0.3	**25.4**
Unrecognised items	**na**	**na**	**na**	**na**

(in € millions)	Gross commitments *(a)*	Fair value of assets *(b)*	Unrecognised items *(c)*	Provision *= (a)-(b)-(c)*
Situation as of Jan. 1st, 2008	**27.0**	**0.0**	**0.0**	**27.0**
A. Pension scheme's charge				
Current service cost	2.4			
Financial cost	1.2			
Expected return on plan assets	0.0			
Recognised actuarial adjustments	(2.6)			
Change in scope of benefits	0.3			
Past service cost	0.0			
Total Pension scheme's charge	**1.3**	**-**	**-**	**1.3**
B. Employer's charge				
Employer's contributions	0.0			
Benefits paid	(2.9)			
Total Employer's charge	**(2.9)**	**-**	**-**	**(2.9)**
C. Other recognised items				
Unrecognised net assets	0.0			
Impact of currency translation	0.0			
Reclassification to assets held for sale	0.0			
Total other recognised items	**0.0**	**-**	**-**	**0.0**
Change in provision	**(1.6)**	**0.0**		**(1.6)**
D. Other unrecognised items				
Employee's contributions	0.0			
Actuarial adjustments on period	0.0			
Past service cost on period	0.0			
Total Other unrecognised items	**0.0**	**-**	**-**	**0.0**
Situation as of Dec. 31, 2008	**25.4**	**0.0**	**0.0**	**25.4**

2.6.20.1.4 Contributions to defined contribution plans

The expense for the year with respect to defined contribution plans amounted to €231 million and breaks down as follows:

- Contributions to general retirement plans: €220 million
- Contributions to the Art. 83 * supplemental retirement plan: €11 million

* Plan set up within the main French companies of the former Snecma Group structure.

2.6.21 Borrowings subject to specific conditions

Movements in this item break down as follows:

(in € millions)	
December 31, 2007	**590**
New advances received	112
Rapayment of advances	(31)
Unwinding of discount	26
Cost of borrowings	6
Translation adjustments	(8)
Reclassification	3
Changes in scope of consolidation	-
December 31, 2008	**698**

These borrowings mainly correspond to French State repayable advances.

2.6.22 Interest-bearing liabilities

Movements in interest-bearing liabilities break down as follows:

(in € millions)	Interest-bearing current liabilities	Interest-bearing non-current liabilities	**Total**
December 31, 2007	**502**	**397**	**899**
Increase in borrowings	113	70	183
Decrease in borrowings	(17)	(87)	(104)
Movement in short term bank facilities	600	-	600
Changes in scope of consolidation	(5)	11	6
Foreign exchange differences	(2)	(25)	(27)
Reclassifications	(55)	52	(3)
December 31, 2008	**1,136**	**418**	**1,554**

a) Description of main borrowings

Main long and medium-term borrowings at inception:

- European Investment Bank borrowings (E.I.B.): €200 million (€272 million as of December 31, 2007). This borrowing consists of four draw-downs with average fixed-rate interest of 3.1%, repayable in six monthly equal installments of the principal, with the final payment due July 2012; amount falling due within one year: €67 million.
  For certain draw-downs, the E.I.B. may request that a reserve account pledged in its favor be credited in the amount of the annual debt service charge if, upon publication of the half-yearly and annual financial statements, the financial covenants are not complied with.

- Employee savings financing under the Group Employee Savings Plan: €235 million (€187 million as of December 31, 2007).
  The interest rate is set annually and indexed to the 5-year Treasury Bill rate (4.85% in 2008 and 4.56% in 2007). The maximum maturity is 5 years and the amount falling due within one year is €95 million.

- Messier-Bugatti lease of U.S.$49 million (€35 million) [U.S.$59 million (€40 million) as of December 31, 2007].
  This lease bears fixed-rate interest of 5.2% and includes €1 million falling due within one year. The lease is guaranteed by the parent company, Messier-Bugatti SA.

The other long and medium-term borrowings are comprised of immaterial amounts.

Main short-term borrowings:

- Treasury notes: €568 million (€147 million as of December 3, 2007).
  This amount comprises several draw-downs performed at market terms and conditions, with maturities of between one and six months.
- Financial current accounts with non-consolidated subsidiaries: €28 million (€29 million as of December 31, 2007).
  Interest is indexed to the overnight rate of the account currency (EUR, GBP or USD).
- Short-term borrowings
  C.A.I.D.F.: €50 million (€80 million as of December 31, 2007),
  CIC: €100 million drawn on the short-term credit line (nil as of December 31, 2007).
  Draw-downs are performed at market terms and conditions and have a maximum maturity of six months.
- CFM Inc. (company consolidated at 50%):
  New short-term financing provided by Calyon New York, BNP Paribas and LCL in respect of the assignment of trade receivables (non-deconsolidating securitization transaction): U.S.$150 million (€108 million) (i.e. U.S.$300 million at 100%), bearing average floating-rate interest of 4.1% indexed to Libor USD (or Cost Funds = actual financing cost).
  U.S.$50 million (€36 million) loan from General Electric secured in December 2008 (U.S.$100 million at 100%), at market conditions.

Other short-term borrowings are comprised of immaterial amounts.

b) Interest-bearing non-current liabilities (portion > 1 year at inception)

(in € millions)	Dec. 31, 2007	Dec. 31, 2008
Finance lease liabilities	49	61
Long term borrowings	348	357
Total interest-bearing non-current liabilities	**397**	**418**

c) Interest-bearing current liabilities (< 1 year)

(in € millions)	Dec. 31, 2007	Dec. 31, 2008
Finance lease liabilities	14	8
Long-term borrowings	179	177
Accrued interest not yet due	7	6
Short term portion of long term debt	**200**	**191**
Treasury notes	147	568
Short-term bank facilities and equivalent	155	377
Short-term portion of long term debt	**302**	**945**
Total interest-bearing current liabilities	**502**	**1,136**

d) Analysis by maturity

(in € millions)	**Dec. 31, 2007**	**Dec. 31, 2008**
Maturing in		
1 year	502	1,136
2 to 5 years	352	375
Over 5 years	45	43
Total	**899**	**1,554**

e) Analysis by currency

The breakdown of borrowings by currency is as follows:

	Dec. 31, 2007			**Dec. 31, 2008**		
(in currency millions)	**currency**	**euros**	**Spot exchange rate**	**currency**	**euros**	**Spot exchange rate**
Euros	594	594	-	1 045	1 045	-
U.S. dollars	212	144	1,47	499	359	1,39
Canadian dollars	93	64	1,45	107	63	1,70
Pound sterling	56	77	0,73	60	63	0,95
Other	-	20	-	-	24	-
Total		**899**			**1 554**	

f) Fixed-rate and floating-rate borrowings

	Non current				**Current**			
	Dec. 31, 2007		**Dec. 31, 2008**		Dec. 31, 2007		**Dec. 31, 2008**	
(in € millions)	Base	Average interest rate	Base	Average interest rate	Base	Average interest rate	Base	Average interest rate
Fixed rate	265	3.44%	225	3.64%	99	3.60%	87	3.36%
Floating rate	132	4.69%	193	4.45%	403	4.94%	1,049	3.27%
Total	**397**	**3.86%**	**418**	**4.01%**	**502**	**4.67%**	**1,136**	**3.27%**

2.6.23 Trade and other payables

Trade and other payables break down as follows:

(in € millions)	**Dec. 31, 2007**	Movement during the period	Changes in scope of consolidation	Foreign exchange differences	Other (*)	**Dec. 31, 2008**
Operating liabilities	**6,045**	168	82	(47)	36	**6,284**
Credit balances on trade receivables	571	259	1	1	-	832
Advance payments from customers	2,749	69	13	(13)	5	2,823
Trade and other operating payables	2,023	(155)	56	(34)	(8)	1,882
Current operating account	3	3	-	-	-	6
Employee-related liabilities	699	(8)	12	(1)	39	741
Other liabilities	**472**	26	2	(5)	7	**502**
Other liabilities	179	15	1	(4)	6	197
Deferred income	293	11	1	(1)	1	305
Total	**6,517**	**194**	**84**	**(52)**	**43**	**6,786**

(*) including €9 million classified as held for sale and €34 million from provision for risks and contingencies

Trade payables carry no interest and fall due in less than one year.

Deferred income primarily concerns Messier Bugatti for €52 million (non-recognition of revenue), Snecma for €116 million (revenue recognised on a percentage of completion basis) and Sagem Défense Sécurité for €43 million (revenue recognised on a percentage of completion basis).

Trade and other payables fall due as follows:

(in € millions)	**< 12 months**	**> 12 months**
Operating liabilities	5,923	362
Other liabilities	333	168
Total	**6,256**	**530**

2.6.24 Other current and non-current liabilities

2.6.24.1 Other non-current liabilities

(in € millions)	Dec. 31,2007	Movements during the period	Changes in scope of consolidation	Foreign exchange differences	Reclassifications	**Dec. 31,2008**
Payables on purchase of intangible and tangible assets	69	49	(1)	-	-	**117**
Payables relating to employees taking early retirement	25	(18)	-	-	-	**7**
Payables on purchase of investments	2	13	-	-	-	**15**
Total	**96**	**44**	**(1)**	**-**	**-**	**139**

2.6.24.2 Other current liabilities

(in € millions)	Dec. 31, 2007	Movements during the period	Changes in scope of consolidation	Reclassification	**Dec. 31, 2008**
State aid, accrued payables	24	1	-	(3)	**22**
State - other taxes and duties	115	18	1	-	**134**
Total	**139**	19	1	(3)	**156**

2.6.25 Summary of financial liabilities

The fair value of these liabilities is calculated based on future cash flows for each borrowing, discounted at the market interest rate.

December 31, 2007	Carrying value			
(in € million)	Financial liabilities measured at amortised cost	Financial liabilities at fair value	**Total**	**Fair value**
Borrowings subject to specific conditions	590		**590**	590
Interest bearing non current liabilities	397		**397**	381
Interest bearing current liabilities	502		**502**	502
Trade and other operating payables	2,023		**2,023**	2,023
Current operating accounts	3		**3**	3
Derivative liabilities		4	**4**	4
Total financial liabilities	**3,515**	**4**	**3,519**	**3,503**

December 31, 2008 (in € million)	Carrying value			Fair value
	Financial liabilities measured at amortised cost	Financial liabilities at fair value	Total	
Borrowings subject to specific conditions	698		**698**	698
Interest bearing non current liabilities	418		**418**	402
Interest bearing current liabilities	1,136		**1,136**	1,136
Trade and other operating payables	1,882		**1,882**	1,882
Current operating accounts	6		**6**	6
Derivative liabilities		577	**577**	577
Total financial liabilities	**4,140**	**577**	**4,717**	**4,701**

The net debt position of the Group is as follows:

(in € millions)	Dec. 31, 2007	Dec. 31, 2008
Cash and cash equivalents	730	919
Interest-bearing current and non-current liabilities	899	1,554
Net debt	**(169)**	**(635)**

2.6.26 Workforce

The Group's average workforce over the period by branch breaks down as follows:

	France	Abroad	Total
Aerospace propulsion branch	17,782	3,499	**21,281**
Aircraft equipment branch	10,106	11,255	**21,361**
Defense security branch	6,711	2,906	**9,617**
Holdings	994	83	**1,077**
Total	**35,593**	**17,743**	**53,336**

The total workforce as of December 31, 2008, including employees of non-consolidated companies, is 58,199.

These figures do not include employees of equity associates.

The breakdown of the workforce of French companies by socio-professional category is as follows:

Executives	11,745
Supervisors	999
Technicians	11,471
Employees	2,668
Workers	8,710
Total	**35,593**

The above figures include the workforce of the following proportionately consolidated companies (in the amount of percentage of consolidation):

Shannon Engine Support	19
Europropulsion	45
Sofradir	144
Ulis	46
Famat	229
Total	**483**

The workforce employed by discontinued operations is 2,855.

2.6.27 <u>Interests in joint ventures</u>

The Group has interests accounted for using proportionate consolidation (the contribution is recognised line by line in the financial statements) in the following companies:

- CFM International Inc. and CFM International SA: coordination of the CFM56 engine program with General Electric and marketing,
- Shannon Engine Support Ltd: leasing of CFM56 engines, modules, equipment and tooling to airline companies,
- Famat: manufacture of large casings sub-contracted by Snecma and General Electric,
- Europropulsion: research, development, testing and manufacture of solid propergol propulsion systems,
- ULIS: manufacture of uncooled infrared detectors,
- SOFRADIR: manufacture of cooled infrared detectors,

The Group's share in the various financial aggregates of these subsidiaries, included in the consolidated financial statements, is as follows:

(in € millions)	**Dec. 31, 2007**	**Dec. 31, 2008**
Current assets	272	**219**
Non-current assets	284	**392**
Current liabilities	353	**355**
Non-current liabilities	26	**38**
Operating income	238	**254**
Operating expenses	(197)	**(206)**
Financial income (loss)	(7)	**(6)**
Income tax expense	(19)	**(12)**
Net profit (loss)	16	**29**
Cash flows from operating activities	101	**(86)**
Cash flows from investing activities	(85)	**(105)**
Cash flows from financing activities	(17)	**186**

2.6.28 Related parties

2.6.28.1 Related party transactions

(in € millions)	Dec. 31, 2007	**Dec. 31, 2008**
Sales to related parties	1,284	1,850
Purchases from related parties	(103)	(141)

(in € millions)	Dec. 31, 2007	**Dec. 31, 2008**
Receivables on related parties	659	654
Payables on related parties	948	885

(in € millions)	Dec. 31, 2007	**Dec. 31, 2008**
Financial commitments	319	328

Related parties primarily consist of the French State and entities controlled by the French State.

2.6.28.2 Management compensation

(in € millions)	Dec. 31, 2007	**Dec. 31, 2008**
Short-term benefits	7.2	**8.6**
Post employment benefits	1.6	**0.6**
Other long term benefits	-	-
Terminal payments	3.3	**1.2**
Share based benefits	0.4	**0.0**

Management comprises the members of the Supervisory Board, the members of the Management Board and the members of SAFRAN's Executive Management. Compensation data in respect of "short-term benefits" is provided on a gross basis. It includes sums paid in fiscal year 2008 and the provision for the variable portion that will be paid in 2009.

2.6.28.3 Relation between SAFRAN and its subsidiaries

The main financial flows between SAFRAN and its subsidiaries concern the following:

- Cash pooling is performed at SAFRAN Group level. As such, cash pooling agreements exist between SAFRAN and each of the Group companies governing the terms and conditions of advances and investments.

- A foreign currency risk management policy is also implemented centrally by the head company for the entire SAFRAN Group, which seeks to protect the economic performance of operating subsidiaries from random foreign currency fluctuations (mainly in the U.S. dollar) and optimize the quality of hedges implemented via a portfolio of hedging instruments.

- Pursuant to the provisions of Article 223A of the French General Tax Code (*Code Général des Impôts*), SAFRAN is liable for the entire income tax charge and the minimum tax charge due by the tax group comprising itself and its tax consolidated subsidiaries.

  In accordance with the tax group agreement, tax group subsidiaries bear their own tax charge as if they were not members of the tax group and pay the corresponding amounts to SAFRAN, as their contribution to the Group tax payment.

- Services rendered by the holding company to its subsidiaries are generally billed to beneficiaries based on assistance agreements.

2.6.29 Contingent liabilities

In accordance with the Law 2004-391 of May 4, 2004 governing professional training and the local branch agreement of July 20, 2004, the Group's French companies grant their employees the right to individual training of a minimum of 20 hours per calendar year, up to a maximum total of 120 hours.

The Group's French companies integrate this element into the scope of in-service training and skills development negotiations.

2.7 Consolidated statement of cash flow

The statement of cash flow is prepared using the indirect method, whereby net cash flow from operating activities is determined by adjusting net profit or loss. The impact of changes in exchange rates shows the impact of exchange rate fluctuations between the beginning and the end of the year and the impact of such fluctuations on the opening cash and cash equivalents balance.

2.7.1 Cash and cash equivalents

Cash and cash equivalents comprise time deposit and sight deposit accounts and marketable securities.

Cash and cash equivalents have a term of less than 3 months and are convertible to a known amount of cash. The breakdown of these amounts is shown in Note 2.6.17.

2.7.2 Purchases of intangible assets and property, plant and equipment

These items break down as follows:

(in € millions)	**Dec. 31, 2007**	**Dec. 31, 2008**
Intangible assets	(254)	(286)
Property, plant and equipment	(466)	(467)
Change in payables on purchase of intangible assets	1	54
Change in payables on purchase of tangible assets	44	(9)
Movement in amounts receivable on disposals of tangible assets	-	-
Proceeds from disposals of intangible assets	1	2
Proceeds from disposalss of tangible assets	35	35
Total	**(639)**	**(671)**

2.7.3 Material non-cash transactions

The Group performed certain transactions which did not have an impact on cash and cash equivalents.

These mainly concern:

- depreciation, amortisation, impairment and provisions expenses	€690 million
- the impact of changes in the value of financial instruments [(1)]	€546 million
- elimination of net profit before tax paid of discontinued operations	€308 million
- other	€(84) million
	€1,460 million

[(1)] This impact is primarily the result of the Group's decision to apply so-called speculative accounting from July 1, 2005 and therefore to recognize in Financial income (loss) the change in fair value of its financial instruments from this date.

2.7.4 Group accounting policy

Under Group accounting policy, dividends received and interest received or paid are classified in operating activities.

2.8 Management of market risks and financial derivatives

The main risks to which the Group is exposed as a result of financial instruments are foreign currency risk, interest rate risk on cash flows, equity risk, counterparty risk and liquidity risk.

	December 31, 2007		December 31, 2008	
(in € millions)	**Assets**	**Liabilities**	**Assets**	**Liabilities**
Interest rate risk management	-	-	-	-
Receive floating/pay fixed interest rate swaps	-	-	-	-
Receive fixed/pay floating interest rate swaps	-	-	-	-
Exchange rate risk	*126*	*(4)*	*138*	*(577)*
Currency swaps	8	-	19	-
Buy and sell forward currency contracts	55	(4)	-	(476)
Currency option contracts	63	-	119	(101)
Other derivatives	-	-	-	-
Total	**126**	**(4)**	**138**	**(577)**

2.8.1 Exposure to foreign currency risk

Most revenue in the Aerospace Propulsion and Aircraft Equipment branches is denominated in U.S. dollars, which is virtually the sole currency used in the civil aviation industry. Accordingly, the net excess of revenues over operating expenses for these activities totaled U.S.$5.18 billion for the year (U.S.$4.96 billion for 2007). The hedging policy described below is aimed at safeguarding the Group's profitability and ensuring a steady flow of income.

2.8.1.1 Hedging policy

There are two basic principles to the Group's foreign currency risk management policy:

- safeguard the economic performance of the Group from random U.S. dollar fluctuations;
- to optimize the quality of hedging whenever possible without jeopardizing the first principle.

Safeguarding the economic performance means setting a minimum US dollar exchange rate parity over an applicable term. Minimum parity corresponds to a U.S. dollar exchange rate that allows SAFRAN to meet its operating income objectives.

2.8.1.2 Management policy

The method adopted consists of managing the hedging instrument portfolio such that the hedge rate does not fall below a minimum base threshold.

Protection measures primarily involve the use of forward contracts and option purchases (call €/put U.S.$).

If the rate falls below the minimum threshold, optimization measures are implemented, primarily involving option sales (call U.S.$/put €).

Option sales represent anticipated hedging of future sales. On implementation, their exercise price is always more favorable than the most recent forward sales contracts.

2.8.1.3 Financial instruments

The financial derivatives held, consisting of forward contracts, swaps or options, are used for hedging highly probable future flows on the one hand, the latter being determined based on the order book and budget forecasts, and on the other hand, the net balance sheet position made up of trade receivables and payables and cash denominated in foreign currencies.

The portfolio of financial derivatives breaks down as follows:

	December 31, 2007				December 31, 2008			
(in millions currencies)	Fair value	Contract notional	< 1 year	1 to 5 years	Fair value	Contract notional	< 1 year	1 to 5 years
Forward exchange contracts								
Short USD position	55	2,891	2,891	-	(476)	11,251	5,214	6,037
Of which buy USD sell EUR	*40*	*2,780*	*2,780*	-	*(331)*	*10,146*	*4,636*	*5,510*
Long USD position	(4)	(58)	(35)	(23)	(1)	(35)	(28)	(7)
Of which buy USD sell EUR	-	-	-	-	-	-	-	-
Short GBP position against EUR	-	1	1	-	-	-	-	-
Long SGD position against EUR	-	-	-	-	-	(6)	(6)	-
Currency swaps	**8**				**19**			
Of which sell USD buy EUR	*2*	*126*	*126*	-	*4*	*196*	*196*	-
Currency option contracts	**63**				**18**			
Buying of a put option	*63*	*2,330*	*2,330*	-	*119*	*4,788*	*2,764*	*2,024*
Sell call	-	*226*	*226*	-	*(101)*	*2,688*	*1,664*	*1,024*
Total	**122**				**(439)**			

Fair value amounts are stated in million euros, notional amounts are stated in million currencies

At the end of 2008, derivatives are allocated to hedge the net balance sheet position (no derivatives were allocated as hedges at the end of 2007). The remainder of the derivative portfolio is allocated to hedge future sales flows denominated in foreign currencies.

The exposure of the Group balance sheet to foreign currency risk breaks down as follows:

	December 31, 2007				December 31, 2008			
(in million currencies)	USD / EUR	USD / GBP	USD / CAD	JPY / EUR	USD / EUR	USD / GBP	USD / CAD	JPY / EUR
Total assets	1,490	248	113	625	1,434	289	148	1,871
Total equity and liabilities	1,162	182	150	326	1,337	141	130	1,607
Net balance sheet position	**328**	**66**	**(37)**	**299**	**97**	**148**	**18**	**264**
Financial derivatives designated as hedge	-	-	-	-	215	41	14	270
Net balance sheet position after the impact of hedging instruments	**328**	**66**	**(37)**	**299**	**(118)**	**107**	**4**	**(6)**
Net balance sheet position after the impact of hedging instruments (euro translated at a closing rate of 1.39 as at 12/31/2008 and 1.47 as at 12/31/2007)	**223**	**45**	**(25)**	**2**	**(80)**	**77**	**3**	**(5)**
Financial derivatives designated as hedge of future transactions	5,098	111	8	-	14,631	662	419	15,712

The above table is presented in currencies; the first three columns are in USD against EUR, GBP and CAD respectively. Therefore, the first column presents the U.S. dollar balance sheet positions of subsidiaries with the euro as their functional currency.

Balance sheet sensitivity to a change in the EUR/USD exchange rate of +/- 5% is as follows:

(In € millions) ***Impacts on the net balance sheet position***	December 31, 2007 USD		December 31, 2008 USD	
Closing rate	1.47		1.39	
Assumptions on euro/dollar translation	-5%	+5%	-5%	5%
Impact on the net balance sheet position* after the impact of instruments designated as hedge	12	(11)	(4)	4
Change in fair value of derivatives designated as cash flow hedge	(138)	147	(418)	396

* debit balance in 2007 and credit balance in 2008

2.8.2 Interest rate risk management

Group exposure to fluctuations in interest rates encompasses two types of risk:

- price risk in respect of fixed-rate financial assets and liabilities. Interest rate fluctuations impact the market value of fixed-rate financial assets and liabilities;
- cash-flow risk in respect of floating-rate financial assets and liabilities. Interest rate fluctuations have a direct impact on the Group's future profit or loss.

Within the framework of its general policy, the Group arbitrates between these two risks, using where necessary interest rate swaps and options.

The Group did not hold any market instruments as of December 31, 2008.

Most of the Group's medium- and long-term debt (excluding Employee savings under the Group Employee Savings Plan) is raised at fixed interest rates. Net Employee savings borrowings are at floating rates, with interest rates revised once annually. As such, Group exposure to interest rate risk is not significant. A change of + 1% in interest rates would generate costs of €1.3 million (compared to €3.8 million income in 2007).

2.8.3 Equity risk management

SAFRAN is exposed to fluctuations in the stock market price of Embraer shares, the only listed shares held.

A 5% decrease in the price of these shares would have a net negative impact on shareholders' equity of €1.1 million (compared to €3.2 million as of December 31, 2007).

2.8.4 Counterparty risk management

The Group is exposed to potential counterparty risk from the following transactions:

- Short-term investments,
- Derivatives,
- Customer accounts,
- Financial guarantees granted to customers.

Financial investments are diversified and consist of blue-chip securities that are traded with first-tier banks rated "AA" at a minimum.

The sole purpose of the Group's derivative transactions is to reduce overall exposure to currency and interest rate risk resulting from ordinary business activities. Transactions are limited to organized markets or over-the-counter trading with first-tier traders.

Counterparty risk related to customer accounts is limited due to the significant number of customers in the portfolio and their geographical diversity.
As of December 31, 2008, no material counterparty risk had been identified by the Group that was not provided in the financial statements.

The financial asset maturity schedule is presented in Note 2.6.18.2.

2.8.5 Liquidity risk management

Treasury management is centralized within the Group: where permitted by local legislation, all surplus cash and financing requirements of subsidiaries are invested with or financed by the parent company at market terms and conditions. The central cash team manages the current and forecast financing requirements of the Group and ensures the Group's ability to meet its financial commitments while maintaining a level of available cash and confirmed credit facilities which is compatible with the Group's size and borrowing repayment schedule.
Due to its low level of indebtedness and the existence of unused liquidity lines, the Group is relatively insensitive to liquidity risk.
Certain long-term financing arrangements secured in 2003 and 2005 comprise financial covenants.

The following two limit ratios are applied:

- Net debt/EBITDA < 2.5
- Net debt/shareholders' equity < 1

The terms "Net debt", "EBITDA" and "Shareholders' equity" are English translations of the French terms, defined as follows:

- Net debt: borrowings (excluding repayable advances) less marketable securities and cash and cash equivalents.
- EBITDA: the sum total of Profit (loss) from operations and net charges to depreciation, amortisation and impairment.
- Shareholders' equity: shareholders' equity attributable to equity holders of the parent and minority interests.

For 2008, these ratios were determined using the consolidated adjusted financial statements.

Available confirmed credit lines however not used totaled €1,200 million as of December 31, 2008.

In addition, a Group company entered into a real estate lease finance contract of €10.1 million for a future investment. The project should be completed during the second half of 2009.

2.9 Off-balance sheet commitments

2.9.1 Endorsements, guarantees and other commitments

2.9.1.1 Commitments in respect of current activities

The various commitments given by the SAFRAN Group are as follows:

(in € millions)	Dec. 31, 2007	Dec. 31, 2008
Employee-related commitments	20	17
Commitments given to customers (completion warranties, performance bonds)	256	269
Commitments given to third parties by SAFRAN on behalf of its subsidiaries	499	571
Commitments given to customs authorities by SAFRAN on behalf of its subsidiaries	103	102
Commitments arising from role as associates EIG venture	2	-
Liability guarantees given	22	122
Actuarial adjustments	(23)	(22)
Other commitments	186	216
Total	**1,065**	**1,275**

The various commitments received by the SAFRAN Group are as follows:

(in € millions)	Dec. 31, 2007	Dec. 31, 2008
Commitments received from banks on behalf of suppliers	12	18
Completion warranties	15	15
Endorsements, guarantees received	8	8
Liability guarantees received	-	121
Other commitments received	77	48
Total	**112**	**210**

2.9.1.2 Other commitments and contractual obligations

The Group also recognises obligations or commitments to make future payments:

	Total	Period to maturity		
(in € millions)		less than 1 year	1 to 5 years	More than 5 years
Long term borrowings at inception	**540**	183	353	4
Finance lease commitments	**69**	8	22	39
Operating lease commitments	**206**	50	94	62
Irrevocable purchase commitments	-	-	-	-
Other long term commitments	-	-	-	-
Total	**815**	241	469	105

Lease payments recognised in profit or loss for the year amounted to €91 million.

2.9.2 Capital expenditure commitments

As of December 31, 2008, capital expenditure commitments totaled €250 million (excluding discontinued operations).

2.9.3 Financial guarantees granted as part of the sale of Group products

These guarantees generated risks in the gross amount of U.S.$257 million as of December 31, 2008. This amount does not, however, reflect the actual risk to which SAFRAN is exposed, as the commitments are counter-guaranteed by the value of the underlying assets, in other words, the aircraft pledged. Accordingly, the net residual risk, as calculated using the valuation model, is provided in full in the financial statements.

2.10 Disputes and litigation

Except for the matters described below, neither SAFRAN nor any of its subsidiaries are, or have been, notably during the last twelve months, parties to any government, legal or arbitration proceedings likely to have or that have had, in the recent past, individually or collectively, a significant adverse effect on the financial position or profitability of SAFRAN and/or SAFRAN Group. To the Group's knowledge, no proceeding of this type is contemplated by governmental authorities or third parties. A provision is only booked to cover the expenses that may result from these proceedings when the expenses are probable, and their amount may be either quantified or estimated. The amount of the provisions booked is based on an evaluation of the level of risk for each case, and does not primarily depend on the status of the proceedings, although it is specified that the occurrence of events during the proceeding may nonetheless lead to a reevaluation of the risk. SAFRAN believes that it has set aside adequate provisions to cover the risks of general or specific proceedings, either in progress or possible in the future.

- Turbomeca's liability has been cited within the scope of an expedited legal proceeding by the public prosecutor of Turin concerning a helicopter accident which took place in April 2003 in the Italian Alps, for which the causes are still unknown. Compensation payable to civil parties with respect to Turbomeca's liability is covered by the Group insurance policy.

- A supplier filed legal action against SAGEM Défense Sécurité for alleged abrupt and abusive termination of commercial relations, claiming compensation of €30 million. In a judgment dated July 23, 2008, Sagem Défense Sécurité was required to pay damages of €1 million. The supplier has appealed this decision. The estimated financial consequences of this dispute are significantly lower than the amounts claimed and are more than covered by the total provisions for contingencies and losses set aside by SAGEM Défense Sécurité as of December 31, 2008.

- Legal action was filed against Messier-Bugatti in 2002 by a supplier for alleged abusive termination of a joint development project, supposedly leading to the misappropriation of know-how in favor of a competitor. The supplier appealed against a decision of the lower court which dismissed its claim. The amount of €33 million initially claimed by the supplier and reduced to €7.3 million in the latest conclusions presented in appeal, is more than covered by the total provisions for contingencies and losses set aside by Messier-Bugatti as of December 31, 2008.

- At the end of 2002, a group of French manufacturers including the former Snecma Group was collectively the subject of a request for arbitration by a common customer, for a sum which, according to the claimant, would not be less tan U.S.$ 260 million and for which the group of manufacturers may be jointly liable with regard to the claimant. This demand relates to the performance of past contracts entered into by these manufacturers and in which Snecma's participation was approximately 10%. All the manufacturers concerned contest this claim. An agreement was signed, whereby the manufacturers concerned by the arbitration request waived their right to invoke legal statute of limitation periods and the claimant withdrew its request for arbitration in June 2003, although reserving the right to submit a new claim for a greater amount. SAFRAN has not recorded a provision at this point.

- At the end of 2006, a tax adjustment of €11.7 million was notified by the Tax Office to SAFRAN, based on documents obtained during an ongoing preliminary investigation into the facts surrounding the payment by SAGEM SA – between 2001 and 2003 – of commission to local intermediaries for the alleged purpose of corrupting public agents of the Federal Republic of Nigeria, with the alleged aim of being awarded the State's electronic ID card contract. SAFRAN brought an independent legal action in order to obtain all useful information concerning the facts of which it is accused and any potential liability. Based on contesting information provided by SAFRAN in 2007, the French Tax Office agreed to suspend the current procedure until completion of the legal procedures. The partial provision set aside in respect of this risk at the end of 2006 was maintained in 2008. During December 2008, two employees of a group's subsidiary being indicted, the group it self has been charged during February 2009.

- In 2007, the tax adjustment notified in respect of the rules governing the allocation of the tax expense between the Snecma parent company and its consolidated subsidiaries up to the end of 2004, of €14 million, has been contested and no provision has been set aside in respect of this risk.

2.11 Subsequent events

None.

SAFRAN

2, boulevard du Général Martial-Valin
75724 Paris Cedex 15 - France

Tel.: +33 (0)1 40 60 80 80
Fax: +33 (0)1 40 60 81 02

www.safran-group.com

2008 ANNUAL RESULTS

Analysts Presentation Wednesday February 18, 2009

SAFRAN

an international leader in **technology**

SAFRAN

2008 KEY FIGURES AND SIGNIFICANT EVENTS

2008 FINANCIAL RESULTS

OUTLOOK



2008 KEY FIGURES AND SIGNIFICANT EVENTS

Jean-Paul HERTEMAN

Chief Executive Officer



2008 KEY FIGURES*

Revenue	**€10,329 million**
Organic growth	**9.4%**
Profit from operations	**€798 million** including the **€146 million** gain on the transfer of Monetel business to Ingénico
Net profit	**€256 million**

* Adjusted data

BUSINESS REFOCUSING

Withdrawal from the broadband business in January 2008 and the mobile phone business in December 2008

Acquisition of (i) SDU-I, a leading European supplier of secure identification documents, and (ii) Printrak (Motorola's biometrics business unit)

Creation of centers of expertise, SAFRAN Power and SAFRAN Electronics, and combination services and OE activities in engine business

SAFRAN/GE PARTNERSHIP STRENGTHENED

Renewal of the 50/50 CFM joint venture until 2040 and launch of the **LEAP-X engine**



Broadening of the 50/50 joint venture to **services**



Creation of a 50/50 joint venture for engine **nacelles**



NEW TECHNOLOGIES – NEW MARKETS



B787 landing gear

Certification of the first composite brace (3D RTM)

Other composite applications to come



B737 carbon brakes

Certification of wheels and carbon brakes for the Boeing 737 NG fleet

Potential market: 50% of the current SAFRAN brake fleet, representing between $2 billion and $3 billion



Equipment for the A350 XWB

Contracts won for the main landing gear, and their control system, and 75% of the

Potential market of $11 billion

SAFRAN

NEW TECHNOLOGIES – NEW MARKETS

Helicopter application development of Arrius and Ardiden engines in

Potential market of $5 billion over 30 years



Arrius engine for the Kamov 226 (Russia)

Vinci: confirmation of the Ariane 5 ME program



Extendible exit cone for the Vinci motor

Orders for 5,000 **Felin infantry soldier systems**



Felin infantry soldier system

GROWTH IN ORDER BACKLOG AND SERVICES

CFM order backlog*



300
250
200
150
100
2004
2005
2006
2007
2008

CFM spare parts revenue*



300
250
200
150
100
2004
2005
2006
2007
2008

* 100 base in 2003 at constant dollar

2008 FINANCIAL RESULTS

Noël GAUTHIER

Executive Vice-President
Economic and Financial Affairs



SAFRAN

INCOME STATEMENT*

(In € million)	2007	**2008**
Revenue(1)	10,222	**10,329**
Profit (loss) from operations	787	**652**
% of revenue	*7.7%*	***6.3%***
Including capital gain(2)		**798**
Net finance (costs) income	(54)	**(203)**
Income tax expense	(219)	**(101)**
Profit (loss) from discontinued operations	(97)	**(233)**
Minority interests	(15)	**(15)**
Income from associates	4	**10**
Profit (loss) attributable to equity holders of the parent	406	**256**
Basic Earnings per share (€)	0.99	**0.63**

(1) 2007 including one year of Monetel business revenue for €142 million ; 2008 including one quarter of Monetel business revenue and four months of Sdu-I business revenue for €66 million
(2) €146 million gain arising on the transfer of Monetel business to Ingénico
* Adjusted data

RECONCILIATION BETWEEN STATUTORY AND ADJUSTED CONSOLIDATED STATEMENT

Year ended december 31, 2008 *(in € million)*	Statutory consolidated statements	Hedge accounting		Intangible assets depreciation and amortisation	Adjusted consolidated statements
		Remeasurement of the revenue	Deferred hedge gain (loss)		
Revenue	**10,281**	**48**			**10,329**
Profit (loss) from operations	**603**	**49***	**(15)**	**161**	**798**
Net finance (costs) income	(716)	(49)	562		(203)
Income tax expense	142		(188)	(55)	(101)
Profit (loss) from discontinued operations	(233)				(233)
Minority interest and associates accounted	(1)		(1)	(3)	(5)
Profit (loss) attributable to equity holders of the parent	**(205)**		**358**	**103**	**256**

The audit of the consolidated financial statements has been completed. Specific procedures and the review of subsequent events after February 17th, 2009 will be performed after the Supervisory Board's meeting on April 15th, 2009.
The reader is reminded that only the consolidated financial statements are audited by the Group's statutory auditors and that adjusted financial data is verified with respect to an overall reading of the information that will be provided in the 2008 Reference Document.

* Impact on purchases: €1 million

YEAR-ON-YEAR CHANGE IN PROFIT FROM OPERATIONS* 2007 - 2008

(in € million)



787
371
(646)
32
138
(30)
146
652
Capital gain to Ingenico
798
Profit from operations 2007
Volume Mix Price
Currencies
R&D Industrialization
Productivity improvement
Non recurring
Profit from operations 2008

* Adjusted data excluding discontinued operations

US DOLLAR: HEDGING PORTFOLIO

Full year 2008

Hedging portfolio as of December 31, 2008:

at an average rate for the EUR/USD tranche of:

EUR 1	**in 2009 including 25% of option**
EUR 1	**in 2010 including 40% of option**
EUR 1	**in 2011 including 30% of option**

RESEARCH AND DEVELOPMENT*

(in € million)	2007	**2008**	*Change*
Internally-financed R&D[1]			
Recorded as operating expenses	572	480	*(92)*
Capitalised	188	228	*+40*
Amortisation / depreciation	84	58	*(26)*

(1) Before R&D credit tax
* Adjusted data excluding discontinued operations

FREE CASH FLOW*

(in € million)	2007	**2008**
Cash flow	1,251	**892**
Changes in working capital -excluding CFM desecuritization	(133)	**67**
-CFM desecuritization		**(170)**
Acquisition of intangible assets	(252)	**(230)**
Capital expenditures (CAPEX)	(384)	**(441)**
Free cash flow		**118**
-excluding CFM desecuritization	482	**288**

* Adjusted data

CHANGE IN NET DEBT


(in € million)
Net debt at 01/01/08
(169)
Cash flow
892
Recurring change in WC
67
CAPEX and acquisition of intangible asset
(671)
CFM desecurization
(170)
Dividend (incl. interim dividend)
(202)
Business acquisitions and disposals
(221)
Other
(161)
Net debt at 12/31/08
(635)

RESULTS BY BRANCH*

(in € million)	2007	**2008**
Revenue	5,917	**5,803**
Profit (loss) from operations	636	**584**
% of revenue	*10.7%*	***10.1%***
Revenue	2,703	**2,856**
Profit (loss) from operations	112	**60**
% of revenue	*4.1%*	***2.1%***
Revenue	1,596	**1,646**
Profit (loss) from operations	75	**72** (1)
% of revenue	*4.7%*	***4.4%***

(1) Excluding the €146 million gain arising on the transfer of the Group's Monetel business to Ingénico
* Adjusted data

CUSTOMER FINANCIAL COMMITMENTS

(in USD million)	12/31/2007	**12/31/2008**
Total commitments	377	**257**
Estimated value of pledges	214	**133**
Net exposure on these commitments	163	**124**

Provisions	120	**110**

BALANCE SHEET AT DECEMBER 31, 2008

(in € million)

ASSETS		LIABILITIES	
Goodwill	1,756	Shareholders' equity	3,874
Fixed assets	5,219	Provisions	2,356
Other assets	751	Borrowings subject to specific conditions	698
Fair value of financial instruments and derivatives	138	Interest bearing liabilities	1,554
Inventories, net	3,673	Other liabilities	757
Trade and other receivables	4,319	Trade and other payables	6,981
Cash and cash equivalents	919	Fair value of financial instruments and derivatives	577
Assets held for sale	61	Liabilities held for sale	39
TOTAL ASSETS	**16,836**	**TOTAL LIABILITIES**	**16,836**

DIVIDEND

	2007	**2008**
Dividend per share (€)	0.40	**0.25***
Pay out ratio	40%	**40%**

* Including a €0.08 of interim dividend paid in December 2008

OUTLOOK

Jean-Paul HERTEMAN

Chief Executive Officer



CURRENT CONTEXT FOR THE AVIATION INDUSTRY

Cancellations of orders for single-aisle aircraft*

125 aircraft fitted with CFM engines, representing ~ 4% of the order book for CFM engines

Order backlog still representing over 5 years' worth of production
Market share: 71% (short to medium haul market)

Parked and grounded single-aisle aircraft*

Over 400 aircraft fitted with CFM engines, representing ~ 4% of the total CFM engine fleet

CFM engines concerned: mainly 1st generation CFM 56-3 engines

Confirmation of financial support from the US and European public authorities for airline companies to purchase aircraft

* Based on public announcements of airline companies in the last twelve months concerning B737 and A320 aircraft

SERVICES REVIEW

Largest worldwide fleet: 18,600 CFM 56 engines

1 take-off every 2 to 3 seconds

1 shop-visit every 5,000 take-off

Engine market share
(short to medium haul aircraft)


CFM
71%
7%
Other
22%
IAE

1/3 of the CFM 56 fleet, i.e. 6,700 engines have not yet undergone their first shop visit (representing an underlying CFMI revenue of between $10 billion and $15 billion for this first shop visit alone)

CHANGE IN THE SERVICE MIX

Increased part of 2nd generation engines (-5B / -7B)



2,000
1,500
1,000
500
Spare parts revenue in M$
25%
75%
34%
66%
44%
56%
2006
2007
2008
2nd generation engines (-5B/-7B)
1st generation engines (-2/-3B/-5A/-5C)

SAFRAN

PROGRESS PLAN

ACTION V

Split of productivity gains by drivers



33%
26%
8%
33%

SAFRAN + : reinforced progress plan



15%
25%
25%
35%

- Optimize the Supply-Chain
- Lean manufacturing and developping
- Reduction of structural cost
- Sell better and accelerate services growth

Rolling out a standard Lean Sigma approach Group-wide

Reducing structural costs/pooling functions and overheads

Action plan on working capital requirement

OUTLOOK

Barring major deterioration of the backdrop, SAFRAN envisages for 2009:

Revenue to be on the same scale as for 2008

Profit from operations to represent around 5% to 6% of revenue

As things currently stand and in view of the current economic environment, SAFRAN is not announcing any target for 2010

CONCLUSION

In an unprecedented context

2008 : a positive year

2009 : a challenge we will come through successfully

SAFRAN

Communiqué de presse . Press release

Denis Vercherin named Senior Vice President of Snecma

Paris, March 19, 2009

Snecma and Snecma Services, both companies in the SAFRAN Group, merged their businesses on February 1, 2009 to adapt to changes in the aviation market and meet customer expectations.

Within the scope of this merger, Philippe Petitcolin has been confirmed as Chairman and CEO of the expanded Snecma, and Denis Vercherin, previously Chairman and CEO of Snecma Services, has been named Senior Vice President of Snecma.

Denis Vercherin, 55, is a graduate of the Ecole Centrale de Paris engineering school. He started his career at Snecma in 1976, taking part in the development of the CFM56-2. In 1982, he was seconded to General Electric in the United States as a representative of the engineering division, then moved to the CFM56 program with CFM International. Returning to Snecma's Villaroche plant in 1986 he was placed in charge of the GE36 nacelle, and then named design manager for the CFM56-5B program in 1989. In 1991, he was named chief engineer for the CFM56-5B, then head of the control systems and equipment division in 1996. In January 1998, he was named head of the Satellite Propulsion and Equipment unit with Snecma's rocket engine division. He was named director of CFM56 programs in March 2000, as well as Executive Vice President of CFM International. From 2007 until this latest appointment, Denis Vercherin was Chairman and CEO of Snecma Services.

***SAFRAN** is an international high-technology group with leadership positions in its core businesses of aerospace propulsion, aircraft equipment, and defense security. The SAFRAN Group employs about 54,000 people in over 30 countries and generates revenue of more than €10 billion. It comprises many companies with prestigious brand names and holds, alone or in partnership, global or European leadership positions in its markets. SAFRAN is listed on NYSE Euronext Paris and its share is included in the SBF 120 and Euronext 100 indices.*

SAFRAN Group
Communications Department

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact:
Catherine MALEK

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

catherine.malek@safran.fr

SAFRAN

Patrick Déchin named SAFRAN Senior Vice President, Public Affairs

Paris, February 24, 2009

Patrick Déchin has joined the SAFRAN Group as Senior Vice President, Public Affairs.

In particular, he will represent the SAFRAN Group in relations with political and administrative authorities. He replaces Jean Besse, who left the Group at the end of 2008.

Patrick Déchin will also be Secretary for the SAFRAN Supervisory Board.

Patrick Déchin, 50, holds a post-graduate degree in public and community law, as well as a degree from the French naval academy. He joined the Lagardère group in 1985, holding several positions, including chief of staff for Jean-Luc Lagardère, from 1985 to 2003, Vice President of the Hachette Foundation, and VP Corporate Affairs. In 2006 he was named special public affairs advisor to EADS, then joined the Caisse Nationale de Prévoyance in 2008.
Patrick Déchin was also a judge at the Paris commercial court.
His book "Humeur d'un Quadra" was published in 2002.

***

SAFRAN is an international high-technology group with leadership positions in its core businesses of aerospace propulsion, aircraft equipment, and defense security. The SAFRAN Group employs about 54,000 people in over 30 countries and generates revenue of more than €10 billion. It comprises many companies with prestigious brand names and holds, alone or in partnership, global or European leadership positions in its markets. SAFRAN is listed on NYSE Euronext Paris and its share is included in the SBF 120 and Euronext 100 indices.

www.safran-group.com
SAFRAN | Press Contact | Catherine Malek | Tel : +33 (0)1 40 60 80 28 | Fax : +33 (0)1 40 60 80 26 | catherine.malek@safran.fr

SAFRAN

82-34974

SAFRAN wheels, carbon brakes and electrical wiring chosen for Airbus A350XWB

Paris, February 18, 2009

Airbus has selected two SAFRAN Group companies, Messier-Bugatti and Labinal, to design, develop and manufacture critical systems and equipment for its new A350XWB long-haul commercial jet.

Messier-Bugatti will supply the wheels and carbon brakes, based on Sepcarb®III OR carbon disks, today's benchmark, with the lowest rate of wear and best friction performance in the world. Messier-Bugatti will also supply the two nose wheels and eight main wheels for the different versions of this aircraft. The wheels and brakes for the A350XWB will be "eco-designed" and "eco-produced", in particular using hydro-soluble paints and completely eliminating chrome.

Messier-Bugatti had already been selected in February 2008 to provide all landing and braking control systems for this new family of commercial jets: braking, steering, landing gear extension/retraction and wheel, brake and landing gear monitoring.

The contract won by Labinal covers a comprehensive electrical package for the new A350XWB. The company is responsible for the integrated design and build of the Electrical Wiring Interconnect System package for the entire A350XWB fuselage.

Labinal's proven production and engineering capabilities, end-to-end processes and technological expertise were decisive factors in the decision by Airbus to award this large-scale contract.

"We are very proud to be selected as a key partner on the A350XWB program," said Yves Leclère, SAFRAN Executive Vice President, Aircraft Equipment branch. "SAFRAN's major role on this aircraft, reflected in these two latest contracts, clearly confirms the longstanding relationship of mutual trust between our two companies."

With these two contracts, along with that won by Messier-Dowty for the landing gear, the A350XWB will generate total sales for SAFRAN of approximately $11 billion.

***

SAFRAN is an international high-technology group with leadership positions in its core businesses of aerospace propulsion, aircraft equipment, and defense security. The SAFRAN Group employs about 54,000 people in over 30 countries and generates revenue of more than €10 billion. It comprises many companies with prestigious brand names and holds, alone or in partnership, global or European leadership positions in its markets. SAFRAN is listed on NYSE Euronext Paris and its share is included in the SBF 120 and Euronext 100 indices.

www.safran-group.com

Investors and Analysts contact:
Quy NGUYEN-NGOC | Director, Investor Relations and Financial Communication | Tel +33(0)1 40 60 80 45 | Fax +33 (0)1 40 60 84 36 | Email :quy.nguyen-ngoc@safran.fr

Press Contact :
Catherine MALEK | Responsable Relations Presse | Tel +33 (0)1 40 60 80 28 | Fax +33 (0)1 40 60 80 26 | Email :catherine.malek@safran.fr

Groupe SAFRAN, 2, bd du Général Martial Valin 75724 Paris Cedex 15 – France

82-34974

SAFRAN

Results for full-year 2008 in line with forecasts - Major strengths to meet the challenges of 2009

Paris, 18 February 2009

Key figures 2008(*) All figures in this press release represent adjusted data (see appendix).

(As of 31 December)

in million €	2007 (1)	2008
Revenue	10,222	10,329
Profit from operations	787	652
% of revenue	7.7%	6.3%
		798 including gains (2)
Net profit (loss) from "discontinued operations"	(97)	(233) (3)
Net profit attributable to equity holders of the parent	406	256
Basic EPS (€)	0.99	0.63

(1) Reported revenue for the year ended December 31, 2007, which included the communication branch, amounted to €12,003 million and profit from operations totaled €706 million. The 2007 results presented above have been restated for the purpose of meaningful comparison with results for 2008.
(2) €146 million gain arising on the transfer of Monetel business to Ingénico.
(3) loss and exit cost of the divestment of the communication branch

(*) Data presented in accordance with IFRS 5, with the communication branch reclassified in discontinued operations

Jean-Paul Herteman, SAFRAN's Chief Executive Officer, stated:

"The Group met its financial and strategic targets for 2008. Profit from recurring operations amounted to €652 million including a €646 million negative currency effect. Orders remained very strong and we took a number of significant steps during the year to implement our strategy of refocusing and expanding our business as a major equipment supplier (Tier-1) for the aeronautics, defense and security sectors.
These steps included:

- Definitively withdrawing from the communications, ie broadband and mobile phone businesses, which was achieved in line with the planned financial and social conditions.
- Adapting the Group's organizational structure in order to consolidate its skills in embedded electronical systems and power electronics, and to combine services and OE activities in civil engine business.
- Carrying out targeted acquisitions in the security industry via the purchase of SDU, a leading European supplier of secure identification documents, and Printrak (Motorola's US-based biometrics business).

The size of the Group's installed fleet, the competitive positioning of its products and technologies and the excellence of its transatlantic partnership with GE, which has been recently renewed until 2040, are all major strengths for SAFRAN in the current economic situation. In addition, Group's improvement plan has been reinforced to reduce structural costs and enhance manufacturing productivity. 2009 will be a year of challenges which SAFRAN will be able to face and will emerge from even stronger."

Group results

CFM56 order backlog amounted to 6,600 engines, more than 5 years' worth of production, and revenue generated by services in aeronautics, up in 2008, accounted for 46% of overall revenue for Aerospace Propulsion and 31% for Aircraft Equipment.

Revenue increased 9.4% year-on-year at comparable scope and exchange rates, driven by the Aircraft Equipment and Security businesses.
Profit from recurring operations came to €652 million compared with €787 million in 2007. It included a €646 million negative US dollar currency impact (€1 = $1.45 in 2008 versus €1 = $1.21 in 2007).
Net profit totaled €256 million vs €406 million in 2007. It has been negatively impacted by a €233 million expense arising on the divestment of the mobile phones business.
Net debt amounted to €635 million compared with €169 million at December 31, 2007. This increase was mainly due to the share buyback program and the acquisition of SDU Identification, which has been renamed Sagem Identification.
A dividend of €0.25 per share (including an €0.08 interim dividend paid in December 2008) will be submitted to shareholders for approval at the Annual General Meeting to be held on May 28, 2009.

Results by branch

- Aerospace Propulsion Revenue amounted to €5,803 million vs 5,917 million in 2007. Year-on-year revenue growth came to 5.5% at comparable scope and exchange rates. Sales volumes for spare parts rose 12% despite the more difficult economic context in the second half of the year. Profit from operations amounted to €584 million, representing 10.1% of revenue, taking into account a negative currency effect of €422 million, vs €636 million in 2007, representing 10.7% of revenue.
- Aircraft Equipment Revenue amounted to €2,856 million vs €2,703 million in 2007, up 17.5% at comparable scope and exchange rates. The year 2008 saw strong growth in this branch. Profit from operations was impacted by additional delays in certain new Airbus and Boeing programs in the second half of the year. It totaled €60 million, representing 2.1% of revenue, after an negative currency effect of €213 million, vs €112 million in 2007, representing 4.1% of revenue.
- Defense Security Revenue amounted to €1,646 million vs €1,596 million in 2007, up 9.2% at comparable scope and exchange rates. This rise was spurred, on the one hand by land combat business (the Félin infantry soldier system) and optronic sight equipment, which posted growth of 23% and 17% respectively, and on the other hand by identification solutions activities which posted a 33% surge in revenue. Profit from operations totaled €72 million (excluding €146 million gain arising on the transfer of Monetel business to Ingénico) representing 4.4% of revenue, vs €75 million in 2007, representing 4.7% of revenue.

Outlook

The Group is undertaking new large-scale measures to consolidate efficiency gains in the current air transport environment – notably concerning structural costs and manufacturing productivity – as part of the new "SAFRAN +" progress plan.
Currency hedges have been set up for the next three fiscal years. In light of the current unprecedented economic environment and barring any major degradation of the backdrop, SAFRAN envisages:

- 2009 revenue to be on the same scale as for 2008
- Profit from operations to represent between 5% and 6% of revenue.

Appendix

Reconciliation between reported and adjusted data

Year ended December 31, 2008		Hedge accounting			
(in € million)	Statutory consolidated statements	Remeasurement of revenue (1)	Deferred hedge gain (loss) (2)	Intangible assets depreciation and amortization (3)	Adjusted consolidated statements
Revenue	10,281	48		-	10,329
Other operating income and expenses	(9,678)	1	(15)	161	(9,531)
Profit (loss) from operations	603	49	(15)	161	798
Net financial costs/income	(716)	(49)	562	-	(203)
Income from associates	10	-	-	-	10
Income tax expense	142	-	(188)	(55)	(101)
Profit (loss) for the period	39	-	359	106	504
Profit (loss) from discontinued operations	(233)	-	-	-	(233)
Minority interests	(11)	-	(1)	(3)	(15)
Parents	(205)	-	358	103	256

(1)Restatement of foreign-currency revenue net of purchases (by currency) at the hedged rate, through the reclassification of gains and losses on hedges allocated to cash flows for the period.
(2)Gains and losses on hedges allocated to future cash flows (€545 million before tax) deferred in equity and impact of the inclusion of hedges in the valuation of provisions for losses to completion for €17 million.
(3)Cancellation of amortization / impairment of intangible assets relating to the remeasurement of aircraft programs pursuant to application of IFRS 3, as of April 1, 2005.

The audit of the consolidated financial statements has been completed. Specific procedures and the review of subsequent events after February 17th, 2009 will be performed after the Supervisory board's meeting on April 15th, 2009. The reader is reminded that only the consolidated financial statements are audited by the group's statutory auditors and that adjusted financial data is verified with respect to an overall reading of the information that will be provided in the 2008 reference document.

* * * *

***SAFRAN** is an international high-technology group with leadership positions in its core businesses of aerospace propulsion, aircraft equipment, and defense security. The SAFRAN Group employs 54,000 people in over 30 countries. It comprises many companies bearing prestigious brand names and holds, alone or in partnership, global or European leadership positions in its markets. SAFRAN is listed on NYSE Euronext Paris and forms part of the SBF 120 and Euronext 100 indices.*

www.safran-group.com

Analyst and Investor contact :
Quy NGUYEN-NGOC | Director of Investor Relations and Financial Communication | Tel +33(0)1 40 60 80 45 | Fax +33 (0)1 40 60 84 36 | Email:quy.nguyen-ngoc@safran.fr

Press Contact :
Catherine MALEK | Press relation Manager | Tel +33 (0)1 40 60 80 28 | Fax +33 (0)1 40 60 80 26 | Email:catherine.malek@safran.fr

Groupe SAFRAN, 2, bd du Général Martial Valin 75724 Paris Cedex 15 – France

Print this release

82-34974

SAFRAN

Podium finish in Vendée Globe for Marc Guillemot and SAFRAN

Paris, February 17, 2009

On Monday, February 16 at 2:21 am, after sailing around the world in 95 days, 3 hours, 19 minutes and 36 seconds, Marc Guillemot crossed the finish line at Les Sables d'Olonne on the *Safran* Open 60 ocean racer, **finishing third in the sixth Vendée Globe race**.

The SAFRAN Group would like to thank Marc Guillemot for his brilliant performance in the most prestigious and challenging ocean sailing race in the world, the Vendée Globe. Throughout his race around the world, without stopovers or assistance, Marc demonstrated flawless combativeness, humanity and solidarity under exceptionally difficult conditions.

SAFRAN CEO Jean-Paul Herteman shared his thoughts as the boat arrived back at the starting point in Les Sables d'Olonne: "*The SAFRAN Group and our 54,000 employees are very proud of Marc Guillemot's achievement. Our skipper, with whom we have worked for the last three years, has defended our Group's colors very impressively. His determination and courage in facing the many difficulties throughout this round-the-world race, plus his support for the injured Yann Eliès in the South Sea, set an example for us all. Finishing in the top three on a boat that lost part of its sails and its keel is an achievement worthy of today's greatest sailors.*"

SAFRAN signs on for four more years

The SAFRAN Group, which kicked off its boat sponsorship program in 2005, had confirmed its decision to renew this agreement for four more years, even before knowing the final results of the Vendée Globe. SAFRAN will continue to enter its Open 60 monohull ocean racer in other IMOCA races all the way through the next Vendée Globe in 2012-13.

***

***SAFRAN** is an international high-technology group with leadership positions in its core businesses of aerospace propulsion, aircraft equipment, and defense security. The SAFRAN Group employs about 54,000 people in over 30 countries and generates revenue of more than €10 billion. It comprises many companies with prestigious brand names and holds, alone or in partnership, global or European leadership positions in its markets. SAFRAN is listed on NYSE Euronext Paris and its share is included in the SBF 120 and Euronext 100 indices.*

www.safran-group.com | www.safransixty.com
Groupe SAFRAN
Direction de la Communication | 2, bd du Général Martial Valin | 75724 Paris Cedex 15 – France Contact Presse :
Catherine MALEK | Tél +33 (0)1 40 60 80 28 | Fax +33 (0)1 40 60 80 26 | Email : catherine.malek@safran.fr

82-34974

SAFRAN

Snecma and Snecma Propulsion Solide to provide propulsion systems for new batch of 35 Ariane 5 ECA launchers

Paris, February 16, 2009

On January 30 at European Space Agency headquarters in Paris, Snecma (SAFRAN Group) and Astrium Space Transportation signed the propulsion contract for the 35 Ariane 5 ECA launchers that Arianespace has ordered from Astrium ("PB" batch). Astrium is the prime contractor for the Ariane 5 launch vehicle. That same day, Astrium Space Transportation signed a contract concerning the solid rocket motors for these 35 launchers with Europropulsion, a joint venture including SAFRAN company Snecma Propulsion Solide.

Snecma is the cryogenic propulsion prime contractor for Europe's launcher, supplying the HM7B and Vulcain 2 engines to Astrium, along with equipment for the main stage and upper stage propulsion systems. Equipment deliveries for the PB batch will start in mid-2009, with the first engines to be delivered in January 2010. Deliveries will stretch over a period of five years.

Snecma Propulsion Solide co-produces the MPS solid rocket motors for Ariane 5 through Europropulsion, an equal joint venture of SAFRAN and Avio of Italy. Each MPS produces over 1.4 million pounds of thrust. Deliveries of the solid rocket motors will start in the first quarter of 2010.

The contract for the previous "PA" batch was signed in 2004. Snecma and Snecma Propulsion Solide will complete deliveries of their propulsion assemblies for this order in 2009 and 2010, respectively.

***

SAFRAN is an international high-technology group with leadership positions in its core businesses of aerospace propulsion, aircraft equipment, and defense security. The SAFRAN Group employs about 54,000 people in over 30 countries and generates revenue of more than €10 billion. It comprises many companies with prestigious brand names and holds, alone or in partnership, global or European leadership positions in its markets. SAFRAN is listed on NYSE Euronext Paris and its share is included in the SBF 120 and Euronext 100 indices.

www.safran-group.com
Press Contact | Catherine MALEK | Tél +33 (0)1 40 60 80 28 | Fax +33 (0)1 40 60 80 26 | catherine.malek@safran.fr

82-34974

SAFRAN

Jean-Paul Béchat receives CEAS Gold Medal

Paris, December 11, 2008

Jean-Paul Béchat, former Chief Executive Officer of SAFRAN, received the Gold Medal from the Council of European Aeronautical Sciences (CEAS) during the 2008 prize ceremony organized on December 4 by the Aeronautical and Astronautical Association of France (AAAF). The CEAS Gold Medal is a prestigious award from the community of European aerospace scientists.

The 2008 Gold Medal was awarded to Jean-Paul Béchat in recognition of his remarkable contribution to the development of the European aerospace sector.

Jean-Paul Béchat joined Snecma in 1965 and spent most of his career with the group. He was Chairman and Chief Executive Officer of the Snecma group from June 1996 to May 2005, when he was named Chief Executive Officer of SAFRAN (the group formed by the merger of Snecma and Sagem), a position he held until September 2007.

***

SAFRAN is an international high-technology group with three core businesses: Aerospace Propulsion, Aircraft Equipment, and Defense Security. As of December 31, 2007, it had 63,000 employees in over 30 countries, and annual revenues of 12 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets. SAFRAN is a public company listed on NYSE Euronext Paris.

www.safran-group.com
SAFRAN | Jocelyne TERRIEN | Tél +33 (0)1 40 60 80 28 | Fax +33 (0)1 40 60 80 26 | jocelyne.terrien@safran.fr

82-34974

SAFRAN

Three SAFRAN Group employees honored by the Aeronautics and Astronautics Association of France

Paris, December 9, 2008

The Aeronautics and Astronautics Association of France (AAAF), a professional society for individuals and companies interested in aviation and space, holds an annual awards ceremony recognizing the top specialists in these fields.

The SAFRAN Group was in the spotlight at the 2008 awards ceremony, on December 4, as three employees were singled out for their achievements.

Grand Prize: Michel Laroche, Senior Vice President for Research and Technology, SAFRAN Group. The Grand Prize recognizes an outstanding professional career. The winner this year is Michel Laroche, who has made a significant contribution to the development of the aerospace industry through his expertise in propulsion.

Astronautics Award: Alain Souchier, future programs director, space engines division, Snecma (SAFRAN Group). The Astronautics Award for 2008 goes to Alain Souchier in recognition of his scientific and technical achievements, as well as his professional commitment to making space travel a reality.

Young Professional Award: Nicolas Chauvet, methods and aerodynamic tools engineer, Turbomeca (SAFRAN Group). The Young Professional Award recognizes the quality and originality of the work by a scientist or engineer who is less than 30 years old. A graduate of the ENSMA engineering school, with a doctorate in fluid mechanics from the University of Poitiers, Nicolas Chauvet wrote his thesis at Onera (French aerospace research agency) on aspects of propulsion jet control, to decrease the infrared signature of combat aircraft. His thesis was recognized as one of the best recent scientific contributions to applied aerodynamics, leading to a greater scientific understanding of supersonic jet flows.

***

SAFRAN is an international high-technology group with three core businesses: Aerospace Propulsion, Aircraft Equipment, and Defense Security. As of December 31, 2007, it had 63,000 employees in over 30 countries, and annual revenues of 12 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets. SAFRAN is a public company listed on NYSE Euronext Paris.

www.safran-group.com
Contact Presse | Jocelyne TERRIEN |Tél +33 (0)1 40 60 80 28 | Fax +33 (0)1 40 60 80 26 | jocelyne.terrien@safran.fr